02034277

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orbis S.A

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

FILE NO. 82- 5025 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/23/02

82-5025

02 MAY 22 AM 10: 3

AR/S
12-31-01

ORBIS HOTELS

SARs - 2001
annual report

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Contents:

Opinion and report of auditor

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

CAPITAL GROUP ORBIS S.A.
WARSAW, 16 BRACKA ST.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE 2001 FINANCIAL YEAR
WITH
AUDITOR'S OPINION
AND
AUDIT REPORT

TABLE OF CONTENTS

AUDITOR'S OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CAPITAL GROUP ORBIS S.A. FOR THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

To the Shareholders, Supervisory Board and Management Board of ORBIS S.A.

We have audited the consolidated financial statements of the Capital Group ORBIS with ORBIS S.A. as a holding company located in Warsaw, 16 Bracka St., including:

- consolidated balance sheet prepared as of 31 December 2001, with total assets and liabilities and equity amounting to PLN 1,382,315 thousand;
- consolidated profit and loss account for the period from 1 January 2001 to 31 December 2001, disclosing a net profit of PLN 51,201 thousand;
- consolidated cash flow statement for the period from 1 January 2001 to 31 December 2001, showing a net cash flow of PLN 18,985 thousand during the financial year;
- additional information, including in particular:
  - introduction,
  - specification of changes in consolidated equity disclosing the balance of PLN 1,057,766 thousand as of 1 January 2001 and the balance of PLN 1,112,390 thousand as of 31 December 2001,
  - explanatory notes.

The preparation of these consolidated financial statements is the responsibility of the Management Board of ORBIS S.A. (holding company in the Capital Group). Our responsibility is to express an opinion on these financial statements based on the results of our audit.

Our audit was performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz. U. No. 121, item 591);
- auditing standards issued by the National Board of Certified Auditors.

Those norms and regulations require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Management Board, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of Orbis Transport Sp. z o.o., and consolidated financial statements of PBP Orbis Sp. z o.o. and Orbis Casino Sp. z o.o. , included into consolidation. Those financial statements for which we based solely on other auditors' opinion reflect 8.11% and 28.33%, respectively, of consolidated total assets and consolidated total revenues.

In our opinion, based on results of our audit and the reports of other auditors, the consolidated financial statements of the Capital Group ORBIS S.A. for the 2001 financial year were prepared, in all material respects:

- in accordance with principles set forth by the Accounting Act of 29 September 1999 and the Minister's of Finance ordinance of 14 June 1995 on detailed principles regarding preparation of consolidated financial statements by entities other than banks;

- in form and content complying with the requirements set forth by the aforementioned regulations and the ordinance of the Council of Ministers of 16 October 2001 on current and regular information submitted by issuers of securities admitted for public trading and the ordinance of the Council of Ministers of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and summary prospectus, and the Company's by-laws;

and present fairly all the information essential for the evaluation of the results of the Capital Group's operations and its profitability and cash flow within the audited period and the economic and financial position of the Capital Group as of 31 December 2001.

Without qualifications to the correctness and fairness of the audited consolidated financial statements we would like to inform that financial statements of subsidiaries and associated entities, presented in attachments to the consolidated financial statements, excluded from the consolidation, were not included in our audit.

Financial information included in the Management Report on the activities of the Capital Group in the 2001 financial year (Management Board's comments), are consistent with the information disclosed in the audited financial statements.

The above audit opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Certified auditor
Alina Domosławska

No. 679

Persons representing entity:

Alina Domosławska
Member of the Board

Wacław Nitka
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
6 Fredry St., 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 22 April 2002

REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE CAPITAL GROUP ORBIS S.A. FOR THE 2001 FINANCIAL YEAR

1. GENERAL INFORMATION

Basic information on the Capital Group ORBIS S.A.

The holding company operates under the name ORBIS S.A. and is located in Warsaw.

The holding company operates as a joint stock company, established by a notarial deed of 17 December 1990 prepared by the Public Notary Paweł Błaszczak at the Public Notary's office No. 18 in Warsaw, which confirmed transformation of a state company Państwowe Przedsiębiorstwo Orbis into a joint stock company (Repertory No. A 1882/1990).

The holding company was registered in the Commercial Register kept by the District Court of the city of Warsaw, Registry Department in Warsaw, section B, under the number 25134. From 28 June 2001, the holding company is registered in the National Court Register under the number 22622.

The holding company operates based on provisions of the Commercial Code (Dz. U. No. 94, item 1037).

In the audited period the scope of the Capital Group's activities included, first of all, provision of hotel and catering services, telephone services, renting space, retail trade, tourist and travelling services in Poland and abroad, international bus transport, renting passenger cars, leasing of passenger cars and operating casinos and gaming rooms.

In 2001 the average employment in the Capital Group was 8,505 people.

The basic capital of the Capital Group is the share capital of the holding company – ORBIS S.A., which as of 31 December 2001 equalled PLN 92,154,016 and was divided into 46,077,008 registered and bearer shares with a nominal value of PLN 2 each. As of 31 December 2001, the Company's shareholders included:

- ACCOR S.A. – 25% of shares;
- Reib International Holdings Limited – 10.37% of shares;
- State Treasury – 6.24% of shares;
- Globe Trade Centre S.A. – 5% of shares;
- Michał Sołowow – 5.01% of shares;
- other – 48.38% of shares.

The Capital Group's financial year is the calendar year.

Members of the Management Board of the holding company:
- Maciej Olaf Grelowski – Chairman of the Board;
- Krzysztof Andrzej Gerula – Deputy Chairman of the Board;
- Andrzej Bobola Szułdrzyński – Deputy Chairman of the Board;
- Ireneusz Andrzej Węgłowski – Deputy Chairman of the Board;
- Lidia Mieleszko – member of the Board;
- Yannick Rouvrais – member of the Board.

The composition of the Management Board of the holding company remained unchanged in the financial year ended 31 December 2001.

As of 31 December 2001, the Capital Group ORBIS S.A. included:
- holding company ORBIS S.A.; and
- subsidiaries:
  - capital group PBP Orbis Sp. z o.o. consisting of the holding company PBP Orbis Sp. z o.o. and associated entity CB International Sp. z o.o. – subject to equity method consolidation;
  - Orbis Transport Sp. z o.o.;
  - PORT Silnowa Sp. z o.o.;
- associated entities:
  - Orbis Casino Sp. z o.o.;
  - PH Majewicz Sp. z o.o.;
  - Globis Poznań Sp. z o.o.;
  - Globis Wrocław Sp. z o.o.

The following companies were included in the consolidated financial statements:

Holding company – ORBIS S.A.

Full consolidation method – subsidiaries of ORBIS S.A.

Name and seat of the company	Name of the auditor and type of an opinion issued	Total balance sheet value of shares held by the Capital Group in PLN thousand	Total percentage of the share capital held by the Capital Group	Balance sheet date
Capital Group PBP Orbis Sp. z o.o. including: PBP Orbis Sp. z o.o. – holding companyand CB International Sp. z o.o. – associated entity of PBP Orbis Sp. z o. o.	FINANS – SERVIS Zespół Doradców Finansowo – Księgowych Sp. z o.o. – unqualified opinion	11,624	70.41%	31.12.2001
Orbis Transport Sp. z o.o.	Juchiewicz Audyt Consulting Sp. z o.o. – unqualified opinion	11,887	82.38%	31.12.2001

Equity method – associated entities of ORBIS S.A.

Name and seat of the company	Name of the auditor and type of an opinion issued	Total balance sheet value of shares held by the Capital Group in PLN thousand	Total percentage of the share capital held by the Capital Group	Balance sheet date
Orbis Casino Sp. z o.o.	FINANS – SERVIS Sp. z o.o. – unqualified opinion	864	33.33%	31.12.2001

Subsidiaries and associated entities excluded from the consolidation based on Art.56, item 2 of the Accounting Act:

Name and seat of the Company	Relationship	Value of shares at purchase prices in PLN thousand	Percentage in the share capital	Balance sheet total in PLN thousand	Income from the sales of goods and products in PLN thousand
PORT Silnowa Sp. z o.o.	Subsidiary	1,650	100%	3,242	1,528
PH Majewicz Sp. z o.o.	Associated entity	1,161	49%	4,789	8,595
Globis Poznań Sp. z o.o.	Associated entity	2,000	25%	17,822	15
Globis Wrocław Sp. z o.o.	Associated entity	500	25%	2	X

Information on the audited consolidated financial statements

The audited consolidated financial statements were prepared as of 31 December 2001 and include:

- consolidated balance sheet with total assets and liabilities and equity of PLN 1,382,315 thousand;
- consolidated profit and loss account showing a net profit of PLN 51,201 thousand as at the end of the financial year;
- consolidated cash flow statement disclosing a net cash inflow of PLN 18.985 thousand during the financial year;
- additional information, including in particular:
  - introduction;
  - specification of changes in consolidated equity disclosing equity of PLN 1,057,766 thousand as of 1 January 2001 and the balance of PLN 1,112,390 thousand as of 31 December 2001;
  - explanatory notes.

The consolidated financial statements are supplemented with the Management Report on the activity of the Capital Group in the 2001 financial year (Management Board's Comments).

Other information

The holding company ORBIS S.A. prepared the consolidated financial statements for the financial year ended 31 December 2000.

In 2000 operations of the Capital Group resulted in a net profit of PLN 87,587 thousand. The consolidated financial statements of the Capital Group for the 2000 financial year were audited by a certified auditor. The General Shareholders' Meeting that approved the financial statements for the 2000 financial year was held on 7 June 2001.

In accordance with the valid law, the consolidated financial statements for the 2000 financial year were submitted to the registry court and published in Monitor Polski B-269 on 30 July 2001.

2. ANALYSIS OF THE POSITION OF THE CAPITAL GROUP

The main items from the consolidated profit and loss account, as well as the financial ratios describing the financial result of the Capital Group, its economic and financial position, compared with the previous year are presented below.

The financial statements were prepared using the historical cost method and therefore, they do not reflect the inflationary nature of the Polish economy.

Main items from the profit and loss account (in PLN thousand)	1999	2000	2001
Sales income	1 000 071	1 017 911	882 105
Operating expenses	883 238	916 207	834 827
Financial income	63 928	43 639	52 037
Financial expenses	29 898	28 299	28 549
Extraordinary gains	123	884	563
Net profit	92 235	87 587	51 201

Net income from the sales of products and goods adjusted by the consumer goods price index*

Year	Income from the sales of products and goods	Adjusted sales income
1999	1 000 071	1 161 637
2000	1 017 911	1 073 896
2001	882 105	882 105

Profitability ratios	1999	2000	2001
• gross profit margin	13.9%	12.3%	8.0%
• net profit margin	9.2%	8.6%	5.8%
• net return on equity	9.5%	8.3%	4.6%

* Source: 2001/2000 – 5.5% (Information of the Main Statistical Office – GUS)
2000/1999 – 10.1% (Information of the Main Statistical Office – GUS)

Effectiveness ratios

• turnover to total assets ratio	0.8	0.8	0.6
• receivables turnover in days	26	27	28
• payables turnover in days	39	24	22
• inventory turnover in days	10	9	8

Liquidity/Net working capital

• indebtedness ratio	0.2	0.2	0.1
• equity to totalassets ratio	0.76	0.78	0.80
• net working capital (in PLN thousand)	220 382	45 622	58 014
• quick ratio	2.90	1.31	1.52
• acid ratio	2.68	1.16	1.37

Based on an analysis of the above values and ratios, the following 2001 trends were identified:

- gross profit margin decreased together with net profit margin, which was caused by a decrease in the sales revenue and maintaining the costs on the relatively stable level;
- no significant changes in collection of receivables by the Capital Group were identified;
- payables turnover increased due to increase in liabilities caused by investment outlays incurred for tangible assets;
- liquidity of the Capital Group remained on an optimal level.

Position of the Capital Group ORBIS S.A. is directly influenced by the holding company, the assets of which account for 93.45% of assets disclosed in the consolidated balance sheet.
The financial result of the Capital Group is by PLN 223 thousand higher than the financial result of the holding company.

3. CONSOLIDATION DOCUMENTATION

The holding company provided us with the consolidation documentation consisting of:

1. Financial statements of companies from the Capital Group prepared for consolidation purposes, taking into account transactions within the Capital Group.
2. Tables with consolidation adjustments including consolidation adjustments and exclusions from the financial statements subject to the consolidation.
3. Calculation of the capital reserve after the consolidation with appropriate write-offs.

The consolidation documentation complies with the Minister's of Finance ordinance of 14 June 1995 on detailed principles regarding preparation of consolidated financial statements by entities other than banks (Dz. U. No. 71, item 355).

4. DESCRIPTION OF CONSOLIDATION PRINCIPLES AND VALUATION METHODS APPLIED

Basis for the preparation of the consolidated financial statements

The consolidated financial statements of the Capital Group for the 2001 financial year were prepared in compliance with the Accounting Act of 29 September 1994, the Minister's of Finance ordinance of 14 June 1995 on detailed principles regarding preparation of consolidated financial statements by entities other than banks and with consideration of regulations applying to companies which are issuers of securities admitted to public trading – the ordinance of the Council of Ministers of 16 October 2001 on current and regular information submitted by issuers of securities admitted for public trading and the ordinance of the Council of Ministers of 16 October 2001 on detailed conditions to be fulfilled by the prospectus and summary prospectus.

Determination of companies within the Capital Group

A status of subsidiaries or associated entities was determined using criteria specified in Art 3, item 4 of the Accounting Act of 29 September 1994.

Financial year

The consolidated financial statements were prepared as at the same balance sheet date and for the same financial year as the financial statements of the holding company ORBIS S.A.

Consolidation methods; methods for valuation of assets and liabilities

In case of subsidiaries the consolidation of the financial statements was performed using the full consolidation method through summing up particular items in the financial statements of subsidiaries and the holding company.

The following items were excluded:

- purchase value of holdings/shares of subsidiaries belonging to the holding company and a part of net assets of subsidiaries corresponding with the share of capital held by the holding company taking into account indirect ownership;
- settlements between subsidiaries subject to the consolidation;
- material income and expenses regarding transaction between companies included in the consolidation.

The equity method was applied in case of the consolidation of associated entities, including adding the financial result of an associated entity in proportion to equity held by the parent company.

Goodwill and negative goodwill , and their write-offs to the consolidated profit and loss account are correct. The Management Board of the holding company recognised that market value of net assets of subsidiaries and associated entities as at the date of taking-over control equals their carrying value, assuming that the difference between these values is minor.

5. SUMMARY OF THE AUDIT RESULTS

The audit of the consolidated financial statements was performed based on a contract of 12 July 2001 concluded between ORBIS S.A. and Deloitte & Touche Audit Services Sp. z o.o., registered under the number 73 on the list of entities authorised to provide audit services kept by the National Chamber of Certified Auditors. The certified auditor was selected by the Supervisory Board by a resolution of 23 May 2001, based on authorisation included in paragraph 20 of the Company's by-laws.

During the audit, all the necessary documents and data, as well as detailed information and explanations were provided as confirmed in a written representation by the Management Board of the holding company of 22 April 2002.

The audit referred to the period from 1 January 2001 to 31 December 2001 and was focused mainly on:

- the verification of the correctness and fairness of the consolidated financial statements prepared by the Management Board of the holding company;
- verification of the consolidation documentation;
- evaluation of the correctness of consolidation methods and procedures.

The audit of the consolidated financial statements was performed in accordance with laws in force and professional standards issued by the National Board of Certified Auditors.

Until the date of the audit of consolidated financial statements of the Capital Group, the financial statements of the holding company were not approved.
Our audit did not include financial statements of subsidiaries and associated entities presented in attachments to the consolidated financial statements, which were excluded from the consolidation.

Management Report on the activities of the Capital Group (Management Board's Comments)

The consolidated financial statements are supplemented with the Management Report on the activities of the Capital Group in the 2001 financial year. The Management Report contains all information required by Art. 49 of the Accounting Act and provisions of the ordinance of the Council of Ministers of 16 October 2001 on current and regular information submitted by issuers of securities admitted for public trading and the Company's by-laws. We have audited the Management Report with regards to the scope of disclosed information directly based on the audited financial statements.

Compliance with legal regulations

Management Representation

The certified auditor received a representation letter from the Management Board of the holding company in which the Board states that companies from the Capital Group Orbis S.A. complied with laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor signed below, confirm that they are on the list of persons entitled to carry out audits and that they are qualified to express an independent opinion on the consolidated financial statements of the Capital Group ORBIS S.A.

The audit of the consolidated financial statements was carried out in accordance with laws in force and existing professional standards.

Certified auditor
Alina Domosławska

No. 679

Persons representing entity:

Alina Domosławska
Member of the Board

Wacław Nitka
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
6 Fredry St., 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 22 April 2002

Financial statements

ORBIS S.A.

00 028 Warszawa, ul.Bracka 16

Introduction

1. The attached financial statements contain the financial figures of the Orbis Group in which Orbis S.A. is the dominant company. The registered address of Orbis S.A. is in Warsaw, at 16, Bracka street, 00-028 Warsaw. Orbis S.A. is registered under the number KRS 22622 in the register of business operators kept by the District Court in Warsaw, XIX Economic Division of the National Court Registry. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 55.11. On the regulated market, the Company's operations are classified as miscellaneous services.

2. The attached financial statements present financial figures contained in the balance sheet as of December 31, 2001, in comparison with the respective figures as of December 31, 2000, the profit and loss account, changes in the Company's equity, the cash flow statements as well as additional notes to the above mentioned financial statements relating to the year 2001 comparative to the corresponding figures for the year 2000.

3. The financial statements have been prepared on the assumption that the Company further continues its business operations.

4. The consolidated report of the Orbis Group includes integrated financial statements of all the organizational units of the Company Orbis S.A.,

- integrated financial statements of all the organizational units and companies consolidated within the Company PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

List of companies which have not been consolidated:

- Silnowa Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

The financial statements of the above-mentioned companies, in which Orbis S.A. held above 20% of shares as at December 31, 2001, have not been subject to consolidation in accordance with Article 56 § 2 of the Accounting Act dated September 29, 1994, since the values reported in the financial statements of these companies are small as compared to the respective figures reported by the parent company.

No	Company's name	Association status	Balance total in PLN '000	Net sales revenues and financial income in PLN '000
1.	Silnowa Sp. z o.o.	subsidiary	3 245	1 579
2.	P. H. "Majewicz" Sp. z o.o	affiliate	4 789	8 552
3.	Globis Poznań Sp. z o.o.	affiliate	17 822	338,8
4.	Globis Wrocław Sp. z o.o.	affiliate	2	0.0

PBP Orbis Sp. z o.o. holds 260 shares in Orbis Transport Sp. z o.o., which represents 0.18% of the total number of shares.

5. The report for the past periods has not been adjusted.

6. The accounting principles

6.1. Basis for preparation of the consolidated financial statements

The financial statements of the Group were prepared pursuant to the provisions of the Polish Accounting Act of September 29, 1994, as further amended.
The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

6.2. The principles of consolidation

The consolidated financial statements prepared as of December 31, 2001, include the financial statements of the joint-stock company Orbis S.A., the consolidated financial statements of a limited liability company Polskie Biuro Podró¿y Orbis Sp. z o.o., in which Orbis S.A. holds 69.89% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The consolidated financial statements prepared as of December 31, 2001, of the Polskie Biuro Podróży Orbis Sp. z o.o. include the financial statements of CB International Sp. z o.o., an affiliated company in which PBP Orbis Sp. z o.o. holds 49.0% of shares.

The financial statements of the Group Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.
In respect of the financial statements of the remaining subsidiaries and associated companies in which, as of December 31, 2001, Orbis S.A. held above 20% of shares and which have not been consolidated pursuant to Article 56 § 2 of the Polish Accounting Act of September 29, 1994, the figures disclosed in the financial statements of these entities are negligible as compared to the corresponding items of the parent (dominant) company.
Summarized financial statements of organizations listed below have been reported in Appendix No 1 to the Additional Notes.

No	Company's name	Association status	Balance total	Share in the balance total of the parent company	Net revenues	Share in the net revenues of the parent company
1.	Silnowa Sp. z o.o.	subsidiary	3 245	0.25 %	1 593	0.21 %
2.	P.H. "Majewicz" Sp. z o.o.	affiliate	4 789	0.37 %	8 585	1.16 %
3.	Globis Poznań Sp. z o.o.	affiliate	17 822	1.38 %	339	0.05%
4.	Globis Wrocław Sp. z o.o.	affiliate	2	0.00 %	0	0.00%

6.3. Consolidation reserve

The consolidation reserve has been created as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o..

balance as of the date of consolidation (December 31, 2001)	PLN 3,932 thousand
depreciation for the entire period	PLN 3,144 thousand
balance as of December 31, 2001,	PLN 788 thousand.

6.4 Intangible fixed assets

The intangible fixed assets shown in the consolidated financial statements have been valued at acquisition cost less depreciation calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).

6.5 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those subsequently acquired have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz.U." of 2000, no 54, item 654).

The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office [GUS]. The net result of fixed assets revaluation is appropriated directly to reserves. The last revaluation of fixed assets was performed as of January 1, 1995.

Work in progress is valued at acquisition price or cost of manufacturing, taking into account exchange rate differences and interest due throughout the duration of investment financing, until its completion.

With respect to work in progress which has been terminated, a provision equal to the expenditure borne during the reporting period is set aside. In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

6.6. Financial fixed assets

Investment in capital instruments, i.e. shares and interest in other companies and long term securities are appraised at their acquisition cost.

In case of investments deemed to have permanently deteriorated in value, write-offs in the amount equivalent to the loss in value of such investments are posted to the costs.
In respect of interest in affiliated companies accounted for by the equity method, the value of interest held has been adjusted to take into account equity increases in the affiliated entities which took place during the financial year and which are attributable to the dominant company.

6.7. Stocks
Stocks of tangible assets are reported at their acquisition price or cost of manufacturing that may not, however, exceed their net realizable value.
Raw materials, goods for resale, foodstuffs and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price.
Tourist services currently rendered are valued on the basis of actual costs incurred.

6.8. Creditors and debtors
Amounts due to creditors and from debtors are reported according to the actual value due to be paid. Transactions in foreign currencies are converted according to the rate of exchange as of the date of transaction. Negative realized and unrealized exchange rate differences arising as a result of difference in the dates of accounting and transaction settlement are shown as financial costs. Positive realized exchange rate differences are reported as financial income. Unrealized differences are shown in the balance sheet as deferred income until they are received.
As of the date of preparation of the financial statements, all amounts due to creditors and from debtors denominated in foreign currencies are converted according to the average rate of exchange of a given currency announced by the President of the National Bank of Poland.
Provisions for receivables and debts are raised according to the rules laid down in Article 37 section 1 points 1, 2 and 3 of the Polish Accounting Act, i.e. provisions are made for receivables from debtors put into liquidation, receivables from debtors in case their petition in bankruptcy has been denied, receivables questioned by debtors (provision for these receivables is set up in the amount equal to 10%% of the principal debt) and receivables from debtors evading payment for over 6 months. In case of receivables overdue for over 6 months, provisions are set aside according to the following rates:

- over 6 months overdue	50% of the principal debt,
- over 9 months overdue	80% of the principal debt,
- over 1 year overdue	100% of the principal debt.

6.9. Tradable securities, cash and cash equivalents
Tradable securities are valued in the following manner:
- debt securities at their realizable value as of the balance date, while the difference between the acquisition cost and the actual realizable value is posted as financial income or reported as financial cost,
- shares, interest and other securities at acquisition cost which may not exceed their realizable value.

Cash denominated in Polish Zloty is appraised according to its nominal value, while cash denominated in foreign currencies is converted into the Polish Zloty at the purchase rate which may not exceed the average rate announced by the by the President of the National Bank of Poland on the balance date.

6.10. Deferred costs

Deferred costs are reported according to Article 39 of the Polish Accounting Act, i.e. if the expenditures on operating activity relate to the months following the month in which they were incurred, they are cleared during the period to which they relate, while the costs of repairs are absorbed over 12 - 60 months. The costs of the so-called low-priced tangible assets constituting equipment of newly built or thoroughly modernized hotels recently put into operation are absorbed over the period of 24 months.

6.11. Jubilee awards, retirement reimbursement and remunerations for overdue vacations

According to the adopted remuneration scheme, the Group's employees are entitled to jubilee awards in respect of certain duration of service to the Group as well as to retirement benefits upon their retirement. Prior to the year 1998, the Group reported such cost items as cash expenditures. As from 1998, a special provision is set aside in respect of bonuses and awards. Amounts due to employees under the retirement reimbursement and jubilee award schemes are assessed by an actuary. Amounts due to the Group's employees under the retirement reimbursement and jubilee award schemes evaluated by an actuary as of December 31, 2001, amount to PLN 54 788 thousand. The provision set aside for this purpose covers 100% of the calculated value of liability.

As of December 31, 2001, a provision in the amount of PLN 3 223 thousand was set up for the purpose of covering the payments due for past holiday leaves.

6.12. Deferred income tax provision

According to the Polish law, the Group withholds 28% of taxable income for corporate tax liability in the year 2001. The profit and loss account shows the value of book income tax, i.e. the value of the fiscal income tax less the value of deferred tax. The temporary differences in tax allocation are dealt with by either setting up a separate provision or by crediting the receivables account with the deferred income tax charge arising as a result of various dates of assessing costs for accounting purposes and for taxation purposes. Receivables under deferred taxes may be booked only when there is an actual possibility of their future receipt.

The main items taken into account for the purpose of calculation of the above mentioned provisions and receivables are:

- provisions for payments due to employees,
- depreciation of fixed assets which are subject to investment allowance (reliefs),
- accrued and unpaid interest on financial deposits, accrued and unpaid interest on loans obtained during the repayment period,
- during the tax year the provision calculations also include costs of current operations, i.e. costs of energy consumption, travel agencies commissions, payment of lump-sum remunerations, etc.

6.13. Income

Sales have been assessed on the basis of invoiced amounts. In respect of financial operations:

- profits generated in the course of securities' sale are accounted as income from financial operations while income from foreign currency exchange transactions is reported on the basis of the value of margins and spread earned in such transactions,
- interest on bank deposits and gains in securities' valuation are reported as financial income.

6.14. Equity

Equity and other assets and liabilities are assessed at their nominal value.

7. Changes in the principles of accounting and reporting in the financial statements

a) Restructuring and employment costs

In the current year, the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account was changed. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating costs". The difference in value is PLN 6 077 thousand. The above-mentioned change has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	Would have been according to the current principle
Costs of products, goods and raw materials sold	537 390	531 313
Other operating costs	14 449	20 526

8. International Accounting Standards

The financial statements of the Orbis Group are prepared according to the principles laid down in the Accounting Act. The financial result and certain items of assets and liabilities would differ from the corresponding values reported in financial statements prepared according to the IAS.

In order to comply with the disclosure obligations imposed upon by the Regulation of the Council of Ministers dated December 22, 1998, concerning detailed conditions to be fulfilled by an issue prospectus, a condensed issue prospectus, information memorandum and a condensed information memorandum, Management Board of the mother (dominant) company is obligated to present, in accordance with the guidelines published by the Polish Securities and Exchanges' Commission, the areas in which the principles of accounting adopted by the Company and the figures disclosed in its consolidated financial statements differ from those contained in financial statements which would have otherwise been prepared in accordance with the International Accounting Standards (IAS).

Preparation of the consolidated financial statements complying with the IAS requires that the financial statements of the individual companies within the Company's Group are prepared in accordance with the International Accounting Standards.

Since the Group does not prepare its financial statements in accordance with the IAS, the areas of the most essential divergences from the IAS that affect the value of assets and liabilities in relation to the result achieved during the current period or other items relating to the Group's equity have been described below.

In order to prepare the financial statements in accordance with the International Accounting Standards, the Group must present comparative figures complying with the IAS. The opening balance may significantly affect the presentation of results pertaining to the reporting period in question and the value of the equity.

It is worthy of note that financial statements are deemed compliant with the IAS only if they meet all the requirements of the IAS with no exceptions to the rule. At the same time, IAS are not intended to be applied to negligible items.

a) Effects of hyperinflation

Up till the end of 1996, the Polish economy fulfilled the criteria of a hyperinflationary environment. During that period, an official restatement of fixed assets' value was conducted several times, the last revaluation being performed as of January 1, 1995, in accordance with indices announced by the Main Statistical Office [GUS] for individual categories of fixed assets.

According to the International Accounting Standard No 29: "Financial Reporting in Hyper-Inflationary Economies", the value of assets and liabilities should be presented at the end of the hyperinflationary reporting period in current prices as at the balance date which at the same time should constitute the unit of valuation of assets and liabilities during subsequent reporting periods. According to IAS 29, restatements of amounts should be calculated on the basis of general price growth indices and restatements of the value of fixed assets should be performed during the last hyperinflationary reporting period, i.e. as at December 31, 1996.

In all the other essential aspects, the financial statements are prepared according to the historic cost principle.

b) Lease contracts

In the past, the mother (dominant) company was a party to 2 (two) lease contracts in respect of construction and operation of two hotels. Since the contracts were qualified as operating lease agreements, the rental payments were appropriated as costs upon their payment. According to the IAS, the agreements would have been classified as finance leases, thus hotels would have been regarded as the mother (dominant) company's balance sheet assets on which depreciation should have been calculated.

As a result, the consolidated financial statements prepared in compliance with the International Accounting Standards would disclose higher asset and equity value and lower profits for the current reporting period. Cost deferral for the purpose of balance sheet accounting as well as for the purpose of tax payments, leading to an increase in deferred tax provisions, would bring about an additional impact upon such lease transaction accounting.

c) Perpetual free-hold of land

The companies within the Group disclose their titles to perpetual free-hold of land at acquisition prices that may not reflect the actual market value of the land. If the right to perpetual free-hold is acquired gratuitously by the Company, it is not disclosed in the balance sheet. According to the IAS, such titles should be recorded at acquisition cost, however, an alternative method allows for their accounting at the actual market value.

d) Costs of joint-stock company expansion

Capitalized costs of share capital increase are posted to intangibles by the mother (dominant) company and brought forward.

According to the International Accounting Standards, capitalized costs of share capital increase should be appropriated to financial results during the year in which they were incurred.

e) Cash equivalents

Bonds and bills with maturity less than 3 months which are highly liquid and their price does not fluctuate significantly are disclosed by the companies within the Group as tradable securities. According to the International Accounting Standards, such securities should be classified under the item "Other cash equivalents".

f) Costs of repairs

In respect of other material costs of repairs and overhauls carried out in past years which did not significantly improve the income from fixed assets, the companies within the Group applied the policy of their allocation under the item "Deferred costs". The International Accounting Standards require that the repair and overhaul costs be appropriated to the financial result for the period during which they were incurred.

g) Goodwill and consolidation reserve

According to the International Accounting Standards, the value of the company's goodwill or consolidation reserve created at the time of purchase of shares should be based on a reasonable value of the acquired assets. In case of goodwill and capital reserve created upon the purchase of shares by the mother (dominant) company, their reported value has not been based on their reasonable value, but on the value of net assets reported in the financial statements which have not been prepared in accordance with the IAS. Therefore, the value of the company's goodwill and the capital reserve created upon consolidation, as well as the value of the Group's capital set aside as a result of annual depreciation write-offs may be significantly different in the consolidated financial statements.

Since the value of the company's goodwill and the capital reserve created upon consolidation was not based on the reasonable value of assets and liabilities, it was also not adjusted to take into account the deferred income tax due as a result of temporary differences in the (over)valuation of fixed assets.

h) Financial instruments

The Polish Accounting Act of September 29, 1994, does not set forth detailed regulations concerning the accounting, valuation and reporting financial instruments, including derivatives. The main point of divergence from the provisions of the IAS 39 is the recognition of derivatives on the balance sheet on the basis of their fair value. According to the accounting principles adopted by the Company, the transactions of this type which are not settled as of the balance sheet date are disclosed in an off-balance sheet register. They are entered in the accounting books on the settlement day.

According to the IAS 39, change in the fair value of derivatives is recognized in the profit and loss account, save for a situation when a given instrument is a hedging instrument to offset the risk related to an asset reported in the balance sheet, liability, or future transaction or liability that are not reported in the balance sheet.

i) Franchise fees related to joining Accor's hotel systems

In accordance with the General Franchise Agreement dated July 26, 2000, entered into by and between Orbis S.A. and Accor Poland as well as Annex No 3 to this Agreement, Orbis hotels that enter one of Accor's hotel systems are bound to pay a single franchise fee payable in three equal annual installments.
Orbis S.A. accounts for costs of these fees in accordance with the provisions laid down in the Agreement, i.e. on the basis of invoices received from Accor Poland.
In accordance with the International Accounting Standards, the fee should be regarded as an intangible asset and a deferred payment.

8. In respect of the reporting period covered by the financial statements and the comparative financial data, the following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1/ Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland:
- on December 31, 2001, i.e. 1 □ = 3.5219 PLN,
- on December 31, 2000, i.e. 1 □ = 3.8544 PLN,

2/ Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e.:
- from January 1, 2001, until December 31, 2001, 1 □ = 3.6170 PLN,
- from January 1, 2000, until December 31, 2000, 1 □ = 4.0046 PLN.

Year 2000	Rate of exchange of the Euro on the last day of the month	**Year 2001**	Rate of exchange of the Euro on the last day of the month
31.01.00	4.1250	31.01.01	3.8015
29.02.00	4.0539	28.02.01	3.7535
31.03.00	3.9650	30.03.01	3.6170
28.04.00	4.0226	30.04.01	3.5364
31.05.00	4.0894	31.05.01	3.3969
30.06.00	4.2075	29.06.01	3.3783
31.07.00	4.0108	31.07.01	3.7110
31.08.00	3.9157	31.08.01	3.8843
29.09.00	3.9960	28.09.01	3.8810
31.10.00	3.9325	31.10.01	3.7069
30.11.00	3.8824	30.11.01	3.6223
29.12.00	3.8544	31.12.01	3.5219
Arithmetic mean	**4.0046**	**Arithmetic mean**	**3.6509**

Consolidated Annual Report SA-RS 2001

(In accordance with § 1 section 2 and § 57 section 2 of the Ordinance of the Council of Ministers dated October 16, 2001 - Journal of Laws no. 139, entry 1569)

(for issuers of securities with the business profile of production, construction, trade or services)

For the current year, period from	**01.01.2001**	to	**31.12.2001**
and for the prior year, period from	01.01.2000	to	31.12.2000
Date submitted	29.04.2002		

Orbis Spółka Akcyjna
(full name of company)

Orbis S.A. (brief name of company)	**services** (sector in accordance with WSE classification)
00-028 (postcode)	**Warszawa** (city)
Bracka (street)	**16** (number)
827 34 25, 829 39 30 (phone, facsimile)	**sekrde@orbis.pl** (e-mail)
526-025-04-69, 006239529 (VAT no., REGON)	**www.orbis.pl** (www)

Deloitte & Touche Audit Services Sp. z o.o. (chartered auditors	**22.04.2002** (date of opinion issuance)

Consolidated Annual Report SA-RS 2001 comprises :

- ☐ President's Letter to Shareholders
  Opinion of chartered auditors on the audit of financial statements
- ☑ Consolidated financial statements :
  - ☑ Introduction
  - ☑ Consolidated Balance Sheet
  - ☑ Consolidated Profit and Loss Account
  - ☑ Consolidated Statement of Shareholders' Equity
  - ☑ Consolidated Cash Flow Statement
  - ☑ Notes to financial statements and additional notes
- ☐ Board of Director's Report on the operations of the group of companies
  Report of chartered auditors on the audit of financial statements

FINANCIAL HIGHLIGHTS 2001	in thousands of PLN	in thousands of EURO
I. Net sales revenues	882 105	241 613
II. Operating profit (loss)	47 206	12 930
III. Profit (loss) before taxation	72 043	19 733
IV. Net profit (loss)	51 201	14 024
V. Total Assets (as at Dec. 31, 2001)	1 382 315	392 491
VI. Total liabilities (as at Dec. 31, 2001)	158 766	45 080
VII. Long-term liabilities (as at Dec. 31, 2001)	48 227	13 693
VIII. Short-term liabilities (as at Dec. 31, 2001)	110 539	31 386
IX. Shareholders' equity (as at Dec. 31, 2001)	1 112 390	315 849
X. Share capital (as at Dec. 31, 2001)	92 154	26 166
XI. Number of shares (as at Dec. 31, 2001)	46 077 008	46 077 008
XII. Earnings (loss) per ordinary share (in PLN/EURO)	1,11	0,30
XIII. Diluted earnings (loss) per ordinary share (in PLN/EURO)	-	-
XIV. Book value per share (in PLN/EURO) (as at Dec. 31, 2001)	24,14	6,85
XV. Diluted book value per share (in PLN/EURO) (as at Dec. 31, 2001)	-	-
XVI. Declared or paid-out dividend per ordinary share (in PLN/EURO)	-	-

in thousands of PLN

CONSOLIDATED BALANCE SHEET

Balance as at	Note	Dec. 31, 2001	Dec. 31, 2000
ASSETS			
I. Fixed assets		1 201 310	1 142 647
1. Intangible assets	1	31 107	30 212
2. Goodwill on consolidation	2	0	0
2. Tangible fixed assets	3	1 114 599	1 051 882
3. Financial fixed assets	4	55 589	60 464
- shares in companies subject to consolidation by the equity method		3 482	5 264
4. Long-term receivables	5	15	89
II. Current assets		168 553	193 561
1. Inventories	6	16 897	21 363
2. Current receivables	7	60 553	74 835
3. Own shares in treasury	8	874	0
4. Current marketable securities	9	5 064	31 183
5. Cash and cash equivalents	10	85 165	66 180
III. Deferred expenses and income tax	11	12 452	15 258
1. Deferred income tax		5 574	6 662
2. Deferred expenses and other deferred assets		6 878	8 596
Total Assets		1 382 315	1 351 466
SHAREHOLDERS' EQUITY AND LIABILITIES			
I. Shareholders' Equity		1 112 390	1 057 766
1. Share capital	12	92 154	92 154
2. Not paid-up share capital (negative value)		0	0
3. Reserve capital	13	686 802	596 918
4. Revaluation reserve capital		281 986	283 733
5. Other reserve capitals	14	0	0
6. Foreign currency translation differences on the Company's foreign branches		0	0
7. Foreign currency translation differences on consolidation		0	0
8. Prior years' non-distributed profit (uncovered loss)	15	247	(2 626)
9. Net profit (loss)		51 201	87 587
II. Consolidation reserve	16	788	1 574
III. Minority shareholders' equity interest	17	12 031	12 728
II. Provisions		54 788	62 999
1. Provisions on income tax	18	0	0
2. Other provisions	19	54 788	62 999
III. Liabilities		158 766	180 778
1. Long-term liabilities	20	48 227	32 839
2. Current liabilities	21	110 539	147 939
IV. Accrued expenses and deferred income	22	43 552	35 621
Total Shareholders' Equity and Liabilities		1 382 315	1 351 466

Book value		1 112 390	1 057 766
Number of shares		46 077 008	46 077 008
Book value per share (in PLN) - basic	23	24,14	22,96
Expected number of shares		0	0
Book value per share (in PLN) - diluted	23	0	0

OFF-BALANCE-SHEET LIABILITIES

Balance as at	Dec. 31, 2001	Dec. 31, 2000
a) total value of guarantees extended, of which:	11 602	54 265
- for subsidiary companies	4 993	41 766
- for associated companies	0	938
- for the parent company	0	0
- for other companies	6 609	11 561
b) other off-balance-sheet liabilities, by virtue of:	0	8 270
- promissory note declarations	0	8 270
Total off-balance-sheet liabilities	11 602	62 535

SA-RS 2001 in thousands of PLN

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended	Note	Dec. 31, 2001	Dec. 31, 2000
I. Net sales revenues		**882 105**	**1 017 911**
1. Net sales of products	24	**872 978**	**1 009 219**
2. Net sales of merchandise and raw materials	25	**9 127**	**8 692**
II. Cost of sales		**674 134**	**741 610**
1. Cost of products sold	26	**669 096**	**736 953**
2. Cost of merchandise and raw materials sold		**5 038**	**4 657**
III. Gross profit (loss) on sales (I-II)		**207 971**	**276 301**
IV. Distrubution expenses		**46 091**	**50 856**
V. General administrative expenses		**114 602**	**123 741**
VI. Profit (loss) on sales (III-IV-V)		**47 278**	**101 704**
VII. Other operating income	27	**46 868**	**33 706**
VIII. Other operating expenses	28	**46 940**	**26 046**
IX. Operating profit (loss) (VI+VII-VIII)		**47 206**	**109 364**
X. Income on shares in other companies	29	**436**	**99**
XI. Income on other financial fixed assets	30	**0**	**0**
XII. Other financial income	31	**51 601**	**43 540**
XIII. Financial expenses	32	**28 549**	**28 299**
XIV. Profit (loss) on ordinary activities (IX+X+XI+XII-XIII)		**70 694**	**124 704**
XV. Extraordinary items (XV.1. - XV.2.)		**563**	**884**
1. Extraordinary gains	33	**852**	**1 236**
2. Extraordinary losses	34	**289**	**352**
XVI. Write-down from goodwill on consolidation		0	0
XVII. Write-down from consolidation reserve		786	1 148
XVIII. Profit (loss) before taxation		72 043	126 736
XIX. Corporate income tax	35	**21 578**	**40 170**
XX. Other obligatory profit decreases (loss increases)	36	0	0
XXI. Share of profits (losses) of companies subject to consolidation by the equity method		747	1 985
XXII. Minority shareholders' (profit) loss		(11)	(964)
XXIII. Net profit (loss)	37	51 201	87 587

Net profit (loss) for 12 months		51 201	87 587
Weighted average number of ordinary shares		46 077 008	46 077 008
Earnings (loss) per ordinary share (in PLN) - basic	38	1,11	1,90
Expected weighted average number of ordinary shares		0	0
Earnings (loss) per ordinary share (in PLN) - diluted	38	0	0

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Year ended	Dec. 31, 2001	Dec. 31, 2000
I. Shareholders' Equity at the beginning of period (opening balance)	1 057 766	968 906
a) restatement due to changes in accepted accounting principles (polices)	0	0
b) corrections of material faults	0	0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	1 057 766	968 906
1. Share capital at the beginning of period	92 154	92 154
1.1. Changes in share capital	0	0
a) additions, of which:	0	0
- issuance of shares	0	0
-		
b) reductions, of which:	0	0
- retirement of shares	0	0
-		
1.2. Share capital at the end of period	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0
2.1. Change in not paid-up share capital	0	0
a) addition	0	0
b) deduction	0	0
2.2. Not paid-up share capital at the end of period	0	0

3. Reserve capital at the beginning of period	**596 918**	**501 471**
3.1. Changes in reserve capital	**89 884**	**95 447**
a) additions, of which:	**90 118**	**9 655**
- additional paid-in capital from issuance of shares	**0**	**0**
- distribution of profit (by law)	**1 448**	**1 336**
- distribution of profit (in excess of value required by law)	**84 807**	**90 943**
- transition of revaluation reserve fund	**1 428**	**1 386**
- increase of equity holdings in PBP Orbis Sp. z o.o.	**0**	**1 483**
- increase of equity holdings in Orbis Transport Sp. z o.o.	**1 649**	**0**
- consolidation adjustments	**786**	**1 407**
b) reductions, of which:	**234**	**1 108**
- coverage of loss	**0**	**0**
- share in the consolidation adjustments in PBP Group	**0**	**1 108**
-consolidation adjustments: Orbis S.A.	**234**	**0**
3.2. Reserve capital at the end of period	**686 802**	**596 918**
4. Revaluation capital at the beginning of period	**283 733**	**284 935**
4.1. Changes in revaluation capital	(1 747)	(1 202)
a) additions, of which:	**43**	**184**
- increase of equity holdings in PBP Orbis Sp. z o.o.	**0**	**57**
- write down of a difference between the price of PBP acquisition and the Sharholder's equity	**0**	**127**
- increase of equity holdings in Orbis Transport Sp. z o.o.	**43**	**0**
b) reductions, of which:	**1 790**	**1 386**
- sale or disposal of tangible fixed assets	**1 428**	**1 386**
-transfer of an office building within the scope of restructuring	**362**	**0**
4.2. Revaluation capital at the end of period	**281 986**	**283 733**
5. Other reserve capital at the beginning of period	**0**	**0**
5.1. Changes in other reserve capital	**0**	**0**
a) additions, of which:	**0**	**0**
-		
b) reductions, of which:	**0**	**0**
-		
5.2. Other reserve capital at the end of period	**0**	**0**
6. Foreign currency translation differences on the Company's foreign branches	**0**	**0**
7. Foreign currency translation differences on consolidation	**0**	**0**
8. Prior years' non-distributed profit or uncovered loss at the beginning of period	**84 961**	**90 346**
8.1. Prior years' non-distributed profit at the beginning of period	**87 587**	**92 235**
a) restatement due to changes in accepted accounting principles (polices)	**0**	**0**
b) corrections of material faults	**0**	**0**
8.2. Prior years' non-distributed profit at the beginning of period, after restatement to comparative data	**87 587**	**92 235**
a) additions, of which:	**662**	**0**
- distribution of profit	**0**	**0**
- increase of equity holdings in Orbis Transport Sp. z o.o.	**152**	**0**
- PBP Orbis consolidation adjustments	**510**	**0**
b) reductions, of which:	**87 739**	**92 235**
-distribution of profit	**86 255**	**92 235**
- retirement of PBP Orbis shares	**127**	**0**
- PBP Orbis consolidation adjustments	**1 027**	**0**
- Orbis S.A. consolidation adjustments	**330**	**0**
8.3. Prior years' non-distributed profit at the end of period	**510**	**0**
8.4. Prior years' uncovered loss at the beginning of period	**2 626**	**1 889**
a) restatement due to changes in accepted accounting principles (polices)	**0**	**0**
b) corrections of material faults	**0**	**0**
8.5. Prior years' uncovered loss at the beginning of period, after restatement to comparative data	**2 626**	**1 889**
a) additions, of which:	**263**	**737**
- transition of loss to be covered	**0**	**0**
- write-downs from goodwill and PBP minority holdings	**0**	**83**
- increase of equity holdings in PBP Orbis Sp. z o.o.	**0**	**654**
- for transfer of an office building within the scope of restructuring	**263**	**0**
b) reductions, of which:	**2 626**	**0**
- consolidation adjustment	**2 626**	**0**

8.6. Prior years' uncovered loss at the end of period	**263**	**2 626**
8.7. Prior years' non-distributed profit or uncovered loss at the end of period	**247**	**(2 626)**
9. Net profit (loss)	**51 201**	**87 587**
a) net profit	**51 201**	**87 587**
b) net loss	**0**	**0**
II. Shareholders' Equity at the end of period (closing balance)	**1 112 390**	**1 057 766**

CONSOLIDATED SATEMENT OF CASH FLOWS

Year ended	**Dec. 31, 2001**	Dec. 31, 2000
A. NET CASH FLOWS - OPERATING ACTIVITIES (I+/-II) - indirect method *)	**115 815**	**183 978**
I. Net profit (loss)	**51 201**	**87 587**
II. Total adjustments	**64 614**	**96 391**
1. Minority shareholders' (profit) loss	**11**	**964**
2. Share of (profits) losses of companies subject to consolidation by the equity method	**1 253**	**(1 985)**
3. Depreciation and amortisation (including write-downs from goodwill on consolidation and from consolidation reserve)	**85 889**	**75 020**
4. (Gain) loss on foreign exchange differences	**(2 472)**	**(526)**
5. Interest and dividends	**6 229**	**7 492**
6. (Gain) loss on investing activities	**(28 101)**	**(4 933)**
7. Change in other provisions	**(8 211)**	**(597)**
8. Corporate income tax as disclosed in the Consolidated Profit and Loss Account	**21 578**	**40 170**
9. Corporate income tax paid	**(20 180)**	**(25 414)**
10. Change in inventories	**4 466**	**4 405**
11. Change in receivables	**14 282**	**1 352**
12. Change in current liabilities (excluding loans and bank credits)	**(18 459)**	**(4 468)**
13. Change in deferred and accrued expenses	**9 709**	**970**
14. Change in deferred income	**(426)**	**2 800**
15. Other adjustments	**(954)**	**1 141**
B. NET CASH FLOWS - INVESTING ACTIVITIES (I-II)	**(107 559)**	**(139 225)**
I. Cash provided by investing activities	**519 452**	**754 928**
1. Sales of intangible assets	**57**	**118**
2. Sales of tangible fixed assets	**23 476**	**14 705**
3. Disposal of financial fixed assets, of which:	**23 009**	**32**
- securities of subsidiary companies	**0**	**0**
- securities of associated companies	**22 736**	**0**
- securities of the parent company	**0**	**0**
4. Disposal of current marketable securities	**469 946**	**738 861**
5. Long-term loans collected	**0**	**45**
6. Dividends received	**2 964**	**460**
7. Interest received	**0**	**694**
8 . Other income	**0**	**13**
II. Cash used in investing activities	**(627 011)**	**(894 153)**
1. Purchases of intangible assets	**(2 197)**	**(1 915)**
2. Purchases of tangible fixed assets	**(159 876)**	**(280 285)**
3. Acquisition of financial fixed assets, of which:	**(9 882)**	**(34 285)**
- securities of subsidiary companies	**(7 684)**	**(2 414)**
- securities of associated companies	**(1 580)**	**0**
- securities of the parent company	**0**	**0**
4. Acquisition of own shares for treasury	**(874)**	**0**
5. Acquisition of current marketable securities	**(442 995)**	**(567 776)**
6. Long-term loans granted	**(1 904)**	**(46)**
7. Dividends paid to minority shareholders	**0**	**0**
8. Other expenses	**(9 283)**	**(9 846)**

C. NET CASH FLOWS - FINANCING ACTIVITIES (I-II)	10 729	(20 791)
I. Cash provided by financing activities	91 490	59 009
1. Long-term bank credits and loans contracted	53 206	600
2. Issuance of bonds or other long-term notes payable	0	0
3. Current bank credits and loans contracted	14 447	41 463
4. Issuance of bonds or other current commercial papers	0	0
5. Issuance of shares	7 215	0
6. Additional paid-in capital	0	2 145
7. Other income	16 622	14 801
II. Cash used in financing activities	(80 761)	(79 800)
1. Payments of long-term bank credits and loans	(9 710)	(9 688)
2. Redemption of bonds and other long-term notes payable	0	0
3. Payments of current bank credits and loans	(49 691)	(49 169)
4. Redemption of bonds or other current commercial papers	0	0
5. Issuance of shares expenses	0	0
6. Own shares bought back to be retired	0	0
7. Dividends and other payments to shareholders	(181)	0
8. Management and Supervisory Board remuneration from net profit	0	0
9. Charitable contributions	0	0
10. Finance lease commitments paid	0	0
11. Interest paid	(7 726)	(6 949)
12. Other expenses	(13 453)	(13 994)
D. TOTAL NET CASH FLOWS (A+/-B+/-C)	18 985	23 962
E. CHANGE IN BALANCE-SHEET CASH AND CASH EQUIVALENTS	18 985	23 962
- of which change in cash and cash equivalents due to foreign exchange differences	0	0
F. CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	66 180	42 218
G. CASH AND CASH EQUIVALENTS - END OF PERIOD (F+/- D)	85 165	66 180
- of which those with restricted availability	0	0

NOTES TO FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED BALANCE SHEET

NOTE 1A

INTANGIBLE ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) amortized organization and expansion costs	2 352	3 893
b) research and development costs	0	0
c) goodwill	4 727	1 551
d) concessions, patents, licenses and similar assets purchased; of which:	1 997	50
- computer software	1 671	2 512
e) perpetual use of land rights purchased	16 706	16 852
f) other intangible assets	4 962	5 108
g) prepaid intangible assets	363	246
Total intangible assets	31 107	30 212

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 1B

CHANGES IN INTANGIBLE ASSETS - by category

	a) amortized organization and expansion costs	b) research and development costs	c) goodwill	d) concessions, patents, licenses and similar assets purchased	e) computer software purchased	f) perpetual use of land rights purchased	g) other intangible assets	h) prepaid intangible assets	**Total intangible assets**
a) gross value of intangible assets at the beginning of period	7 704	0	2 737	110	9 168	17 640	5 586	246	43 191
b) additions, of which:	0	0	6 207	814	1 798	113	6	167	9 105
- take-overs from investments	0	0	0	41	691	0	0	0	732
- purchase	0	0	0	209	1 072	113	6	113	1 513
- other	0	0	6 207	564	35	0	0	54	6 860
c) reductions, of which:	0	0	0	34	1 325	431	18	50	1 858
- sale	0	0	0	0	26	0	0	0	26
- liquidation	0	0	0	34	691	431	18	0	1 174
- other	0	0	0	0	608	0	0	50	658
d) gross value of intangible assets at the end of period	7 704	0	8 944	890	9 641	17 322	5 574	363	50 438
e) accumulated amortization at the beginning of period	3 811	0	1 186	60	6 656	788	478	0	12 979
f) amortization for the period, of which:	1 541	0	3 031	504	1 314	-172	134	0	6 352
- annual write-down	1 541	0	1 789	303	2 276	259	152	0	6 320
- sale and liquidation	0	0	0	-23	-741	-431	-18	0	-1 213
- other	0	0	1 242	224	-221	0	0	0	1 245
g) accumulated amortization at the end of period	5 352	0	4 217	564	7 970	616	612	0	19 331
h) unplanned amortization charges	0	0	0	0	0	0	0	0	0
i) net value of intangible assets at the end of period	2 352	0	4 727	326	1 671	16 706	4 962	363	31 107

NOTE 2A

GOODWILL ON CONSOLIDATION	Dec. 31, 2001	Dec. 31, 2000
a) goodwill on consolidation - subsidiary companies	0	0
b) goodwill on consolidation - associated companies	0	0
Total goodwill on consolidation	0	0

NOTE 2B

CHANGE IN GOODWILL ON CONSOLIDATION - SUBSIDIARY COMPANIES	Dec. 31, 2001	Dec. 31, 2000
a) gross value at the beginning of period	0	0
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) gross value at the end of period	0	0
e) write-downs form goodwill on consolidation at the beginning of period	0	0
f) write-downs form goodwill on consolidation in the period, of which:	0	0
-		
g) write-downs form goodwill on consolidation at the end of period	0	0
h) net value at the end of period	0	0

NOTE 2C

CHANGE IN GOODWILL ON CONSOLIDATION - ASSOCIATED COMPANIES	Dec. 31, 2001	Dec. 31, 2000
a) gross value at the beginning of period	0	0
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) gross value at the end of period	0	0
e) write-downs form goodwill on consolidation at the beginning of period	0	0
f) write-downs form goodwill on consolidation in the period, of which:	0	0
-		
g) write-downs form goodwill on consolidation at the end of period	0	0
h) net value at the end of period	0	0

NOTE 3A

TANGIBLE FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) tangible assets, of which:	1 065 616	883 851
- land	3 412	3 412
- buildings and structures	888 434	714 846
- machinery and technical equipment	75 963	76 546
- transportation vehicles	45 996	46 106
- other tangible assets	51 811	42 941
b) investments in progress	39 284	167 536
c) prepaid investments	9 699	495
Total tangible fixed assets	1 114 599	1 051 882

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 3B

CHANGES IN TANGIBLE FIXED ASSETS - by category

	- land	- buildings and structures	- machinery and technical equipment	- transportation vehicles	- other tangible assets	**Total tangible fixed assets**
a) gross value of tangible fixed assets at the beginning of period	3 412	1 070 737	233 998	77 215	102 236	1 487 598
b) additions, of which:	0	209 960	21 738	27 799	25 930	285 427
- take-overs from investments	0	184 911	12 132	317	9 393	206 753
- purchase	0	17 497	7 935	27 283	15 518	68 233
- revaluation	0	0	0	0	0	0
- other	0	7 552	1 671	199	1 019	10 441
c) reductions, of which:	0	6 965	9 758	23 340	3 949	44 012
- sale	0	541	2 236	20 871	1 065	24 713
- liquidation	0	59	4 363	33	1 324	5 779
- revaluation	0	0	0	0	0	0
- other	0	6 365	3 159	2 436	1 560	13 520
d) gross value of tangible fixed assets at end of period	3 412	1 273 732	245 978	81 674	124 217	1 729 013
e) accumulated depreciation at the beginning of period	0	355 891	157 452	31 109	59 295	603 747
f) depreciation for the period, of which:	0	29 407	12 563	4 569	13 111	59 650
-annual write-down	0	29 515	18 500	16 348	15 991	80 354
- sale and liquidation	0	-322	-5 970	-11 781	-2 277	-20 350
- revaluation	0	0	0	0	0	0
- other	0	214	33	2	-603	-354
g) accumulated depreciation at the end of period	0	385 298	170 015	35 678	72 406	663 397
h) unplanned depreciation charges	0	0	0	0	0	0
i) net value of tangible fixed assets at the end of period	3 412	888 434	75 963	45 996	51 811	1 065 616

NOTE 3C

BALANCE-SHEET TANGIBLE FIXED ASSETS - by ownership	Dec. 31, 2001	Dec. 31, 2000
a) owned	1 065 616	883 851
b) used under leasing, rent, tenancy or similar contract, of which:	0	0
-		
Total balance-sheet tangible fixed assets	**1 065 616**	**883 851**

NOTE 3D

OFF-BALANCE-SHEET TANGIBLE FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
used under leasing, rent, tenancy or similar contract, of which:	157 905	193 761
- value of land used perpetually	148 534	188 852
- fixed assets leased	4 609	1 410
Total off-balance-sheet tangible fixed assets	**157 905**	**193 761**

NOTE 4A

FINANCIAL FIXED ASSETS	Dec. 31, 2001	Dec. 31, 2000
a) own shares	0	0
b) shares in companies subject to consolidation by the equity method, of which:	3 482	5 264
- in subsidiary companies	0	0
- in associated companies	3 482	5 264
c) other shares, of which:	48 788	53 472
- in subsidiary companies excluded from consolidation	551	250
- in associated companies excluded from consolidation	3 724	8 547
d) long-term loans granted, of which:	3 288	1 697
- to subsidiary companies excluded from consolidation	0	0
- to associated companies	3 288	1 697
e) other securities, of which:	31	31
- of subsidiary companies excluded from consolidation	0	0
- of associated companies	0	0
d) other ownership rights (by type)	0	0
-		
e) other components of financial fixed assets	0	0
Total financial fixed assets	**55 589**	**60 464**

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 4B

CHANGES IN FINANCIAL FIXED ASSETS - by categories

	a) shares, of which those in:	- subsidiary companies	- associated companies	- the parent company	b) long-term loans granted, of which those to:	- subsidiary companies	- associated companies	- the parent company
) balance at the beginning of period	58 736	16 578	10 124		1 697		1 697	
) additions, of which:	11 096	7 183	3 906		1 944		1 944	
- acquisition	9 190	7 183	2 000					
- loans granted					1 944		1 944	
- other	1 906		1 906					
) reductions, of which:	17 562	0	6 824		352		352	
- loan repayment					242		242	
- sale	6 972		6 824					
- other	10 590				111		111	
) balance at the end of period	52 270	23 761	7 206					
Total financial fixed assets	**52 270**	**23 761**	**7 206**		**3 288**		**3 288**	

NOTE 4C

CHANGES IN FINANCIAL FIXED ASSETS - by categories, continued

	c) other securities, of which those of:	- subsidiary companies	- associated companies	- the parent company	d) other ownership rights (by type)				e) other components of financial fixed assets	**Total financial fixed assets**
					-	-	-	-		
) balance at the beginning of period	31									**60 464**
) additions, of which:										**13 040**
- acquisition										**9 190**
- loans granted										**1 944**
- other										**1 906**
) reductions, of which:										**17 915**
- loan repayment										**242**
- sale										**6 972**
- other										**10 701**
) balance at the end of period	31									**55 589**
Total financial fixed assets	**31**									**55 589**

)RBIS S.A. SA-RS 2001 in thousands of PLN

IOTE 4D

HARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (INVESTMENTS)

lo.	a	b	c	d	e	f	g	h	i	j	k	l
	Name of company and legal status	Location	Profile of company	Nature of association	Method of consolidation used	Date of control take-over	Value of shares at purchase price	Total revaluation write-downs	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Other basis of control than in items j) and k)
1	SILNOWA Sp. z o.o	Wilkasy	hotel and restaurant	subsidiary	non	1990 rok	1 650	1 400	250	100,0	100,0	
2	Orbis Transport Sp.	Warszawa	transportation	subsidiary	full	1993 rok	11 887		11 887	82,4	82,4	
3	PBP Orbis Sp.z o.o.	Warszawa	tourism	subsidiary	full	1993 rok	11 624		11 624	70,4	70,4	
4	PH Majewicz Sp. z c	Bydgoszcz	hotel and restaurant	affiliate	non	1993 rok	** 1 161		1 161	49,0	49,0	
5	Orbis Casino Sp. z c	Warszawa	lotteries	affiliate	equity method	1989 rok	864		864	33,3	33,3	
6	Globis Poznań Sp. z	Warszawa	real property devel. & administration	affiliate	non	2001 rok	2 000		2 000	25,0	25,0	
7	Globis Wrocław Sp.	Warszawa	real property devel. & administration	affiliate	non	2001 rok	500		500	25,0	25,0	
8	CB International	Warszawa	incoming travel	affiliate	equity	1998 rok	54		54	49,0	49,0	

/Initial capital: PLN 4 505 000 - resolution of the General Assembly of Shareholders no 15/2001 dated Oct 28, 2001 on reduction of capital (by PLN 5000) and a simultaneous increase (by PLN 10 000) is pending registration.

'he one share newly acquired by Orbis S.A. (PLN 1000) in the increased capital is partially covered (PLN 400) by redeemed shares (contribution), and partially (PLN 600) is to be paid in cash.

*/ the value of shares was adjusted to take into account the surplus valuation of contribution brought to the company, i.e. PLN 995 thousand (PLN 2 156).

IOTE 4E

HARES IN SUBSIDIARY AND ASSOCIATED COMPANIES (INVESTMENTS) - continued

lo.	a	m					n		o		p	r	s	t
	Name of company and legal status	Shareholders' Equity, of which:					Liabilities of which:		Receivables of which:		Total assets	Sales revenues	Shares not paid-up by the Company	Dividends received or receivable for the last year
		Share capital	Not paid-up share capital (negative value)	Reserve capital	Other reserve capital, of which: Prior years' non-distributed profit (uncovered loss)	Net profit (loss)		- long-term liabilities		- long-term receivables				
1	SILNOWA Sp. z o.o.	1 650	-	792	-110	-148	83	-	85	-	3 245	1 540		
2	Orbis Transport Sp. z	14 429	-	10 637	-	1 307	35 133	28 077	13 144	-	61 661	67 074		
3	PBP Orbis Sp.z o.o.	16 454	-	7 795	-	3	19 063	3 643	14 729	15	49 987	182 852		
4	PH Majewicz Sp. z o.	4 400	-	23	-1 800	-268	2 144	1 212	323	-	4 789	8 391		
5	Orbis Casino Sp. z o.	2 592	-	2 840	-	1 359	11 368	4 500	993	-	18 677	286 487		1 700
6	Globis Poznań Sp. z o	8 000	-	-	-	-75	8 191	7 391	268	-	17 822	15		
7	Globis Wrocław Sp. z	2 000	-2 000	-	-	-8	10	-	2	-	2	0	500	
8	CB International	110	-	355	-	600	114	-	692	-	1 195	15 872		528

/Initial capital: PLN 4 505 000 - resolution of the General Assembly of Shareholders no 15/2001 dated Oct 28, 2001 on reduction of capital (by PLN 5000) and a simultaneous increase (by PLN 10 000) is pending registration.

he one share newly acquired by Orbis S.A. (PLN 1000) in the increased capital is partially covered (PLN 400) by redeemed shares (contribution), and partially (PLN 600) is to be paid in cash.

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 4F

SHARES IN OTHER COMPANIES (INVESTMENTS)

No.	a	b	c	d	e	f	g	h
	Name of company and legal status	Location	Profile of company	Balance-sheet value of shares owned	Ownership interest in share capital	Voting interest at General Meeting of Shareholders	Shares not paid-up by the Company	Dividends received or receivable for the last year
1	Bank Współpracy Europejskiej S.A.	Warszawa	banking services	1 275	1,09	1,09	-	43
2	Polcard S.A.	Warszawa	credit card services	300	9,9	11,63	-	392
3	Polskie Hotele Sp.w likwidacji	Warszawa	hotel supplies' services	0	0,80	0,80	-	-
4	Rena-Kord S.A.w upadłości	Łódź	production, sale of textiles, industrial articles and agricultural products	0	0,01	0,01	-	-
5	AWSA Holland H.B.V.	Amsterdam	managment over company holding AWSA shares	42 501	9,22	9,22		-
6	Tarpan Sp. z o.o. w likwidacji	Poznań	motor idustry, furniture, trade	0	0,08	0,08	-	-
7	Fabr. Maszyn-Kowary w likwidacji	Kowary	machine industry	0	0,14	0,14	-	-
8	Walewice Sp.z o.o.w likwidacji	Walewice	leisure, trade & foodstuff industry	0	38,05	14,29	-	-
9	PPTE "Diament"S.A.	Warszawa	employee pension fund	432	16,0	16,0	-	
10	(held by PBP Orbis Sp. z o.o.)			363				
11	(held by Orbis Transport sp. z o.o.			4				

NOTE 4G

LONG-TERM LOANS GRANTED - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	3 288	1 697
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /	0	0
in thousands PLN	0	0
b2. unit / currency .... /	0	0
in thousands PLN	0	0
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total long-term loans granted	3 288	1 697

NOTE 4H

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	52 301	58 767
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /	0	0
in thousands PLN	0	0
b2. unit / currency .... /	0	0
in thousands PLN	0	0
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total long-term securities and other ownership rights	52 301	58 767

NOTE 4I

LONG-TERM SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	Dec. 31, 2001	Dec. 31, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		
B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		

C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		
D. Securities with restricted marketability (balance sheet value)	52 301	58 767
a) shares (balance sheet value)	52 270	58 736
- revaluation adjustments (balance)	1 975	1 976
- value at purchase prices	54 245	60 712
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	31	31
c1. ...	31	31
- revaluation adjustments (balance)	0	0
- value at purchase prices	31	31
...		
Total value at purchase prices	54 276	60 743
Total revaluation adjustments (balance)	1 975	1 976
Total balance sheet value	52 301	58 767

NOTE 4J

OTHER COMPONENTS OF FINANCIAL FIXED ASSETS - by currency	**Dec. 31, 2001**	Dec. 31, 2000
a) in Polish currency (PLN)	0	0
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /	0	0
in thousands PLN	0	0
b2. unit / currency .... /	0	0
in thousands PLN	0	0
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total other components of financial fixed assets	0	0

NOTE 5A

LONG-TERM RECEIVABLES	**Dec. 31, 2001**	Dec. 31, 2000
a) long-term trade accounts receivable, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
b) other long-term receivables, of which:	15	89
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Net long-term receivables	15	89
c) allowance for doubtful accounts (positive value)	0	0
Gross long-term receivables	15	89

NOTE 5B

CHANGES IN LONG-TERM RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	89	111
b) additions, of which:	0	43
- valuation of the current year	0	5
- sale of premises	0	38
c) reductions, of which:	74	65
- repayment	74	45
- valuation adjustment of the preceding year	0	20
Long-term receivables at the end of period	15	89

NOTE 5C

CHANGES IN ALLOWANCE FOR DOUBTFUL LONG-TERM	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	0	0
b) additions, of which:	0	0
-		
c) applications, of which:	0	0
-		
d) cancellations, of which:	0	0
-		
Allowance for doubtful long-term receivables at the end of period	0	0

NOTE 5D

LONG-TERM RECEIVABLES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	15	38
b) in foreign currencies (and restated in PLN)	0	51
b1. unit / currency thousand/DM	0	26
in thousands PLN	0	51
b2. unit / currency .... /	0	0
in thousands PLN	0	0
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total long-term receivables	15	89

NOTE 6

INVENTORIES	Dec. 31, 2001	Dec. 31, 2000
a) raw materials	14 131	17 809
b) work in process	799	1 458
c) finished products	0	0
d) merchandise	668	753
e) prepaid supplies	1 299	1 343
Total inventories	16 897	21 363

NOTE 7A

CURRENT RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) trade accounts receivable, of which:	40 516	42 384
- from subsidiary companies	1 106	2 630
- from associated companies	365	89
- from the parent company	0	0
b) other receivables from subsidiary companies	0	7 184
c) other receivables from associated companies	0	0
d) other receivables from the parent company	0	0
e) taxes recoverable, grants and social security receivable	8 917	12 749
f) dividends receivable	0	0
g) other receivables	11 063	12 232
h) receivables in litigation	57	286
Net current receivables	60 553	74 835
i) allowance for doubtful accounts (positive value)	6 221	5 946
Gross current receivables	66 774	80 781

NOTE 7B

CHANGES IN ALLOWANCE FOR DOUBTFUL CURRENT RECEIVABLES	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	5 946	4 407
b) additions, of which:	3 745	3 364
- from debtors put into bankrupcy	150	85
- doubtful receivables	2 806	2 905
- other	789	374
c) applications, of which:	1 419	487
- from debtors put into bankrupcy	85	81
- doubtful receivables	1 167	317
- other	167	89
d) cancellations, of which:	2 051	1 338
- from debtors put into bankrupcy	26	15
- doubtful receivables	893	626
- other	1 132	697
Allowance for doubtful current receivables at the end of period	6 221	5 946

NOTE 7C

GROSS CURRENT RECEIVABLES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	54 090	66 581
b) in foreign currencies (and restated in PLN)	6 463	8 254
b1. unit / currency thoudand/DM	667	1 131
in thousands PLN	1 202	2 207
b2. unit / currency thousand/USD	664	636
in thousands PLN	2 647	2 634
b3. unit / currency thousand/BEF	2 474	1 052
in thousands PLN	215	101
b4. unit / currency thousand/ITL	2 600	1 673
in thousands PLN	5	3
b5. unit / currency thousand/GBP	63	120
in thousands PLN	363	743
b6. unit / currency thousand/EUR	106	0
in thousands PLN	374	0
b7. in other foreign currencies restated in thousands PLN	1 657	2 566
Total current receivables	60 553	74 835

NOTE 7D

TRADE ACCOUNTS RECEIVABLE (GROSS) - by maturity	Dec. 31, 2001	Dec. 31, 2000
a) to 1 month	25 824	30 018
b) over 1 month to 3 months	3 922	6 925
c) over 3 months to 6 months	1 033	1 590
d) over 6 months to 1 year	1 735	813
e) over 1 year	1 478	542
f) past-due trade accounts receivable	10 379	6 829
Total trade accounts receivable (gross)	44 371	46 717
g) allowance for doubtful trade accounts receivable (negative value)	(3 855)	(4 333)
Total trade accounts receivable (net)	40 516	42 384

NOTE 7E

PAST-DUE TRADE ACCOUNTS RECEIVABLE (GROSS) - by period of delay	Dec. 31, 2001	Dec. 31, 2000
a) to 1 month	2 048	473
b) over 1 month to 3 months	3 548	2 018
c) over 3 months to 6 months	1 185	769
d) over 6 months to 1 year	743	662
e) over 1 year	2 855	2 907
Total past-due trade accounts receivable (gross)	10 379	6 829
f) allowance for doubtful past-due trade accounts receivable (negative value)	(3 647)	(4 003)
Total past-due trade accounts receivable (net)	6 732	2 826

NOTE 8A

OWN SHARES IN TREASURY				
Number of shares	Value at purchase price	Balance-sheet value	Objective of purchase	Appropriation

NOTE 8B

ISSUER'S SHARES OWNED BY ITS SUBSIDIARY COMPANIES			
Name of company, location	Number of shares	Value at purchase price	Balance-sheet value

NOTE 9A

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS	Dec. 31, 2001	Dec. 31, 2000
a) shares, of which:	0	0
- in subsidiary companies	0	0
- in associated companies	0	0
- in the parent company	0	0
b) other securities, of which:	0	0
- of subsidiary companies	0	0
- of associated companies	0	0
- of the parent company	0	0
c) other ownership rights (by type)	5 064	31 183
- treasury bills	5 064	3 282
- commercial bills	0	6 969
Total current marketable securities and other ownership rights	5 064	31 183

NOTE 9B

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	5 064	31 183
b) in foreign currencies (and restated in PLN)	0	0
b1. unit / currency .... /	0	0
in thousands PLN	0	0
b2. unit / currency .... /	0	0
in thousands PLN	0	0
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total current marketable securities and other ownership rights	5 064	31 183

NOTE 9C

CURRENT MARKETABLE SECURITIES AND OTHER OWNERSHIP RIGHTS - by marketability	Dec. 31, 2001	Dec. 31, 2000
A. Securities with unrestricted marketability, traded on stock exchanges (balance sheet value)	0	20 932
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	20 932
- revaluation adjustments (balance)	0	20 932
- value at purchase prices	0	20 544
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		

B. Securities with unrestricted marketability, traded over-the-counter (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		
C. Securities with unrestricted marketability, not traded on stock exchanges nor over-the-counter (balance sheet value)	5 064	10 251
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	710
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	5 064	10 251
c1.treasury bills	5 064	3 282
- revaluation adjustments (balance)	63	310
- value at purchase prices	5 001	2 972
c2. Commercial bills	0	6 969
- revaluation adjustments (balance)	0	1
- value at purchase prices	0	6 968
D. Securities with restricted marketability (balance sheet value)	0	0
a) shares (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
b) bonds (balance sheet value)	0	0
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
c) other - by categories (balance sheet value)	0	0
c1. ...		
- revaluation adjustments (balance)	0	0
- value at purchase prices	0	0
...		
Total value at purchase prices	5 001	31 194
Total revaluation adjustments (balance)	63	(11)
Total value at market prices	5 064	31 183
Total balance sheet value	5 064	31 183

NOTE 10A

CASH AND CASH EQUIVALENTS	Dec. 31, 2001	Dec. 31, 2000
a) cash in hand	2 587	3 179
b) cash at bank	80 480	57 387
c) other cash and cash equivalents	2 098	5 614
Total cash and cash equivalents	85 165	66 180

NOTE 10B

CASH AND CASH EQUIVALENTS - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	46 518	64 341
b) in foreign currencies (and restated in PLN)	38 647	1 839
b1. unit / currency thousand/USD	5 876	124
in thousands PLN	23 415	517
b2. unit / currency thousand/DM	46	333
in thousands PLN	83	663

b3. unit / currency thousand/ATS	0	22
in thousands PLN	0	6
b4. unit / currency thousand/CHF	14	7
in thousands PLN	33	18
b5. unit / currency thousand/GBP	521	4
in thousands PLN	2 989	27
b6. unit / currency thousand/EURO	2 731	0
in thousands PLN	9 533	0
b7. in other foreign currencies restated in thousands PLN	2 594	608
Total cash and cash equivalents	**85 165**	**66 180**

NOTE 11A

CHANGES IN DEFERRED INCOME TAX	**Dec. 31, 2001**	Dec. 31, 2000
Deferred income tax at the beginning of period	6 662	11 390
a) additions, of which:	(528)	2 335
- accrued and unpaid interest on loans	0	394
- amounts due to employees	1 498	1 318
- cancelled reserves from previous years	0	623
-other negative timing differences	2 294	0
- reserve for costs	279	0
-tax assets from the previous years	(4 599)	0
b) reductions, of which:	560	7 063
- securities' valuation	(195)	(721)
- investment relief	(935)	1 884
- PBP consolidation adjustment	1 397	0
- reserve for income tax during the year	293	5 900
Deferred income tax at the end of period	5 574	6 662

NOTE 11B

DEFERRED EXPENSES AND OTHER DEFERRED ASSETS	**Dec. 31, 2001**	Dec. 31, 2000
a) deferred expenses, of which:	3 191	3 366
- repair works and insurance	1 836	2 195
- advertising	237	0
-other	1 118	1 171
b) other deferred assets, of which:	3 687	5 230
- settlements with the revenue office to be cleared during the future period	1 707	3 845
- equipment	1 846	1 265
- other	133	120
Total deferred expenses and other deferred assets	**6 878**	**8 596**

NOTE 12

SHARE CAPITAL				Par value on shares =	**0,00 PLN**		
Series / issue	Type of shares	Type of preference	Number of shares	Value of series / issue at par on shares	Terms of acquisition	Date of registration	Dividend rights (since)
A	common bearer	-	37 500 000	75 000 000	own funds	09.01.1991	09.01.1991
B	common bearer	-	8 523 625	17 047 250	cash	21.04.1998	01.01.1997
C	common bearer	-	53 383	106 766	cash	21.04.1998	01.01.1997
Total number of shares			**46 077 008**				
Total share capital				**92 154 016**			

NOTE 13

RESERVE CAPITAL	Dec. 31, 2001	Dec. 31, 2000
a) additional paid-in capital	132 944	132 944
b) capital established due to legal restrictions	56 521	56 369
c) capital established due to statutory/contractual restrictions, in excess of (minimum) value restricted by law	452 669	365 882
d) additional capital contributed by shareholders/partners	0	0
e) other	44 668	41 723
Total reserve capital	686 802	596 918

NOTE 14

OTHER RESERVE CAPITAL - by appropriation	Dec. 31, 2001	Dec. 31, 2000
- from fixed assets' revaluation	281 986	283 733
Total other reserve capital	281 986	283 733

NOTE 15

PRIOR YEARS' NON-DISTRIBUTED PROFIT (UNCOVERED LOSS)	Dec. 31, 2001	Dec. 31, 2000
a) non-distributed profit (positive value)	510	0
b) uncovered loss (negative value)	(263)	(2 626)
Prior years' non-distributed profit (uncovered loss)	247	(2 626)

NOTE 16A

CONSOLIDATION RESERVE	Dec. 31, 2001	Dec. 31, 2000
a) consolidation reserve - subsidiary companies	788	1 574
b) consolidation reserve - associated companies	0	0
Total consolidation reserve	788	1 574

NOTE 16B

CHANGES IN CONSOLIDATION RESERVE - SUBSIDIARY COMPANIES	Dec. 31, 2001	Dec. 31, 2000
a) gross value at the beginning of period	4 638	4 638
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) gross value at the end of period	4 638	4 638
e) write-downs form consolidation reserve at the beginning of period	3 064	2 278
f) write-downs form consolidation reserve in the period, of which:	786	786
- write-downs for Orbis Transport equity reserve	786	786
g) write-downs form consolidation reserve at the end of period	3 850	3 064
h) net value at the end of period	788	1 574

NOTE 16C

CHANGES IN CONSOLIDATION RESERVE - ASSOCIATED COMPANIES	Dec. 31, 2001	Dec. 31, 2000
a) gross value at the beginning of period	0	0
b) additions, of which:	0	0
-		
c) reductions, of which:	0	0
-		
d) gross value at the end of period	0	0
e) write-downs form consolidation reserve at the beginning of period	0	0
f) write-downs form consolidation reserve in the period, of which:	0	0
-		
g) write-downs form consolidation reserve at the end of period	0	0
h) net value at the end of period	0	0

NOTE 17.

CHANGES IN MINORITY SHAREHOLDERS' EQUITY INTEREST	Dec. 31, 2001	Dec. 31, 2000
a) balance at the beginning of period	12 728	11 437
b) additions, of which:	124	1 447
- result of the current year	11	1 346
- PBP consolidation adjustments	113	101
c) reductions, of which:	821	156
- result of the current year	821	156
d) balance value at the end of period	12 031	12 728

NOTE 18

CHANGES IN PROVISIONS ON INCOME TAX	Dec. 31, 2001	Dec. 31, 2000
Provisions on income tax at the beginning of period	0	0
a) additions, of which:	0	0
-		
b) reductions, of which:	0	0
-		
Provisions on income tax at the end of period	0	0

NOTE 19A

OTHER PROVISIONS - by items	Dec. 31, 2001	Dec. 31, 2000
- amounts due to employees	54 788	62 999
Total other provisions	54 788	62 999

NOTE 19B

CHANGES IN OTHER PROVISIONS (excluding allowances for doubtful receivables)

	- jubilee awards	- retirement severance payments	liabilities arising out of court proceedings	-	-	Total other provisions
a) balance at the beginning of period	48050	14948	1			62999
b) additions, of which:	3542	251	0			3793
- amounts due to employees	3542					3542
- jubilee awards		251				251
- retirement severance payments						
c) applications, of which:	0	0	0			0
-						
d) cancellations, of which:	7838	4165	1			12004
- amounts due to employees			1			1
- unreported losses	7838					7838
- jubilee awards		4165				4165
- retirement severance payments	43754	11034	0			54788

NOTE 20A

LONG-TERM LIABILITIES	Dec. 31, 2001	Dec. 31, 2000
a) long-term bank credits, of which:	31 609	5 937
- from the parent company	0	0
b) long-term loans, of which:	16 507	26 758
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) long-term notes payable	0	0
d) long-term liabilities by virtue of other securities and ownership rights	0	0
e) finance lease commitments	0	0
f) other long-term liabilities, of which:	111	144
- Sopot Municipal Office - purchase of real estate (PBP)	111	144
Total long-term liabilities	48 227	32 839

NOTE 20B

LONG-TERM LIABILITIES - by maturity	Dec. 31, 2001	Dec. 31, 2000
a) over 1 to 3 years	45 395	22 846
b) over 3 to 5 years	2 337	8 734
c) over 5 years	495	1 259
Total long-term liabilities	48 227	32 839

NOTE 20C

LONG-TERM LIABILITIES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	45 540	29 145
b) in foreign currencies (and restated in PLN)	2 687	3 694
b1. unit / currency thousand/USD	28	35
in thousands PLN	111	144
b2. unit / currency thousand/CHF	1 084	1 403
in thousands PLN	2 576	3 550
b3. unit / currency .... /	0	0
in thousands PLN	0	0
-		
b4. in other foreign currencies restated in thousands PLN	0	0
Total long-term liabilities	48 227	32 839

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 20D

LONG-TERM BANK CREDITS AND LOANS

Name of entity and legal status	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	foreign currency	PLN	foreign currency			
Kredyt Bank S.A.	Ciechanów	4 387	1879 CHF	2 479	1043 CHF	LIBOR+ 2%	31.12.2007	mortgage
Kredyt Bank S.A.	Ciechanów	1 197	524 CHF	97	41 CHF	LIBOR+ 2%	30.06.2003	registered pledge, bill of exchange
Kredyt Bank S.A.	Ciechanów	3 500	PLN	956	PLN	WIBOR+ 2%	28.03.2004	registered pledge, bill of exchange
BWE- 24/ORB	Warszawa	11 202	PLN	3 999	PLN	15% w skali roku	2005.10.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Warszawa, Solny, Francuski
PART-68/ORB	Warszawa	21 650	PLN	5 020	PLN	50% kredytu ref.	2003.06.10	blank bill of exchange, mortgage to secure future claims established in respect of the following hotels: Novotel - Gdańsk, Mrongovia, assignment of hotels insurance policies
Min.Fin.-I/94	Warszawa	18 700	PLN	11 104	PLN	50% kredytu ref.	2005.08.01	mortgage to secure future claims established in respect of the hotel Forum Kraków
Min.Fin.II/95	Warszawa	21 860	PLN	7 460	PLN	50% kredytu ref.	2003.08.01	mortgage to secure future claims established in respect of the hotel Forum Warszawa
Kredyt Bank PBI	Ciechanów	28 077	PLN	28 077	PLN	Wibor3 m-ce +1,5%	15.05.2004	samochody osobowe autokary

NOTE 20E

LONG-TERM NOTES PAYABLE

Notes payable issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights

NOTE 21A

CURRENT LIABILITIES	Dec. 31, 2001	Dec. 31, 2000
a) short-term bank credits, of which:	18 723	24 837
- from the parent company	0	0
b) short-term loans, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) commercial papers payable	0	4 050
d) current liabilities by virtue of other securities and ownership rights	0	0
e) trade accounts payable, of which:	41 566	58 232
- to subsidiary companies	41	43
- to associated companies	12	9
- to the parent company	0	0
f) trade prepayments received	3 075	2 420
g) promissory notes payable	0	0
h) taxes, import tariffs payable	14 773	19 224
i) dividends payable	0	0
j) salaries and wages payable	3 110	4 108
k) liabilities by virtue of social security and other employee benefits	1 310	0
l) current portion of long-term liabilities, of which:	12 468	13 224
- bank credits and loans	12 468	13 224
m) special funds	10 526	10 295
n) other current liabilities, of which:	4 988	11 549
- guarantee fees	194	383
- other	1 672	593
Total current liabilities	110 539	147 939

NOTE 21B

CURRENT LIABILITIES - by currency	Dec. 31, 2001	Dec. 31, 2000
a) in Polish currency (PLN)	77 527	108 359
b) in foreign currencies (and restated in PLN)	22 486	29 285
b1. unit / currency thousand/USD	320	502
in thousands PLN	1 279	2 080
b2. unit / currency thousand/DM	63	288
in thousands PLN	115	571
b3. unit / currency thousand/ATS	0	39
in thousands PLN	0	11
b4. unit / currency thousand/ESP	3 126	2 152
in thousands PLN	67	50
b5. unit / currency thousand/CHF	337	9 814
in thousands PLN	801	24 837
b6. unit / currency thousand/EURO	5 689	0
in thousands PLN	20 044	0
b7. in other foreign currencies restated in thousands PLN	180	1 736
Total current liabilities	100 013	137 644

ORBIS S.A. SA-RS 2001 in thousands of PLN

NOTE 21C

SHORT-TERM BANK CREDITS AND LOANS

Name of entity	Location	Amount of credit / loan contracted		Amount of credit / loan outstanding		Interest rate	Date of repayment	Collateral
		PLN	foreign currency	PLN	foreign currency			
Kredyt Bank S.A.	Ciechanów	4 387	1879 CHF	496	209 CHF	LIBOR+ 2%	31.12.2007	mortgage
Kredyt Bank S.A.	Ciechanów	1 197	524 CHF	260	109 CHF	LIBOR+ 2%	30.06.2003	registered pledge, bill of exchange
Kredyt Bank S.A.	Ciechanów	3 500		636		WIBOR+ 2%	28.03.2004	registered pledge
Kredyt Bank S.A.	Ciechanów	965		965				
Konsorcjum banków-organizatorkredytu Credit Lyonnais	Londyn	176 095*	50 000	17609,5*	5000	Euribor pow.omarżę i stos.koszty obowiązkowe	2006.01.15	no additional collateral

NOTE 21D

COMMERCIAL PAPERS PAYABLE

Commercial papers issued - by type	Face value	Interest rate	Date of maturity	Guarantees / Collateral	Additional rights

NOTE 21E

SPECIAL FUNDS - by item	Dec. 31, 2001	Dec. 31, 2000
- company social benefit fund	10 526	10 295
- awards fund	0	0
Total special funds	10 526	10 295

NOTE 22

ACCRUED EXPENSES AND DEFERRED INCOME	Dec. 31, 2001	Dec. 31, 2000
a) accrued expenses, of which:	30 761	22 404
- salaries and wages	6 748	5 529
- liabilities in respect of Warimpex	17 172	13 938
- unbilled deliveries	260	104
- other	1 562	2 712
- interest on credits	0	121
- reserve for liabilities in respect of the Revenue Office	2 943	0
-reserve for participation in systems	2 076	0
b) deferred income, of which:	12 791	13 217
- unrealized foreign exchange differences	357	742
- advance payments for services subject to VAT	6 947	6 682
- prepayments for events	4 364	4 968
- other income	841	825
- security deposits	282	0
Total accrued expenses and deferred income	43 552	35 621

NOTE 23

The book value per 1 share in 2001 equaled PLN 24.14 (calculated by dividing the shareholders' equity, i.e. PLN 1 112 390 by the number of shares, i.e. 46 077 008). No dilution of equity occurred during the reporting period.

NOTES TO CONSOLIDATED PROFIT AND LOSS ACCOUNT

NOTE 24A

NET SALES OF PRODUCTS - by class of business	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
- hotel lodging services	414 438	417 298
- food & beverages services	165 605	245 705
- transport services	61 630	63 456
- domestic tourism services	19 060	22 786
- international tourism services	125 587	161 947
-rent of premises	34 187	35 269
- other	52 471	62 758
Total net sales of products	872 978	1 009 219

NOTE 24B

NET SALES OF PRODUCTS - by geographic area	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) domestic sales	771 061	883 167
b) export sales	101 917	126 052
Total net sales of products	872 978	1 009 219

NOTE 25A

NET SALES OF MERCHANDISE AND RAW MATERIALS - by class of business	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
- merchandise	5 744	5 676
- raw materials	3 383	3 016
Total net sales of merchandise and raw materials	9 127	8 692

NOTE 25B

NET SALES OF MERCHANDISE AND RAW MATERIALS - by geographic area	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) domestic sales	9 127	8 692
b) export sales	0	0
Total net sales of merchandise and raw materials	9 127	8 692

NOTE 26

EXPENSES - by type	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) raw materials and energy used	78 218	78 089
b) third party work	271 187	318 995
c) taxes and charges	29 444	26 395
d) salaries and wages	263 367	296 120
e) social security and other employee benefits	68 316	82 356
f) depreciation and amortization	86 675	75 633
g) other	32 180	32 870
Total expenses by type	829 387	910 458
Changes in inventories, products and deferred expenses	630	1 092
Cost of work and services for own needs (negative value)	(228)	0
Distrubution expenses (negative value)	(46 091)	(50 856)
General administrative expenses (negative value)	(114 602)	(123 741)
Cost of products sold	669 096	736 953

NOTE 27

OTHER OPERATING INCOME	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) revenues from disposal of tangible fixed assets	23 477	15 721
b) grants	53	46
c) provisions cancelled, of which:	16 785	9 508
- amounts due paid	2 051	1 083
- for anticipated losses	75	0
- other	14 659	8 425
d) other, of which:	6 553	8 431
- revenue from trade mark license	2 730	2 851
- indenities for lost revenues, revenues from liquidation of Hotel Panorama	246	2 377
- cancelled reserve for retirement severance payments and jubilee awards	352	0
- cancelled liabilities	179	0
- other	888	1 467
Total other operating income	46 868	33 706

NOTE 28

OTHER OPERATING EXPENSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) value of tangible fixed assets disposed	10 957	10 050
b) adjustments in value of inventories	0	7
c) unplanned depreciation charges	5	19
d) provisions established, of which:	15 379	7 514
- doubtful and uncollectible receivables	3 745	2 968
- reserve for leasing property take-over	3 234	3 566
- amounts due to employees	6 157	980
-reserve for taxes	2 243	0
e) other, of which:	20 599	8 456
-costs of employment restructuring	13 747	
- vacation leaves	0	4 107
- additional amortization of goodwill	547	547
- liquidation of assets	1 302	845
- amortization and write-down of uncollectible receivables	417	507
- costs of trade marks	132	131
- donations	699	830
- other	2 953	548
Total other operating expenses	46 940	26 046

NOTE 29

INCOME ON SHARES IN OTHER COMPANIES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Income on shares in other companies, of which:	436	99
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Total income on shares in other companies	436	99

NOTE 30

INCOME ON OTHER FINANCIAL FIXED ASSETS	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
Income on other financial fixed assets, of which:	0	0
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
Total income on other financial fixed assets	0	0

NOTE 31

OTHER FINANCIAL INCOME	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) interest on loans granted, of which:	158	240
- from subsidiary companies	0	73
- from associated companies	137	163
- from the parent company	0	0
b) other interest, of which:	7 953	8 627
- from subsidiary companies	0	0
- from associated companies	0	0
- from the parent company	0	0
c) gain on disposal of securities, shares and other ownership rights	19 423	14 776
d) revaluation of securities, shares and other ownership rights	300	516
e) gain on foreign exchange differences	7 670	2 630
f) provisions cancelled, of which:	0	0
-		
g) other, of which:	16 097	16 751
- currency exchange offices and exchange counters	15 763	16 650
- other	181	101
-repayment of financial leasing installments	153	0
Total other financial income	51 601	43 540

Revenues from the sale of participations (shares) in 2001 equal PLN 23 620 thousand.
Revenues from the sale of securities equal PLN 82 146 thousand.
Total: PLN 105 766 thousand.

NOTE 32

FINANCIAL EXPENSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) interest on bank credits and loans contracted, of which:	8 370	8 429
- to subsidiary companies	0	4
- to associated companies	0	0
- to the parent company	0	0
b) other interest, of which:	1 600	235
- to subsidiary companies	0	0
- to associated companies	0	0
- to the parent company	0	0
c) loss on disposal of securities, shares and other ownership rights	0	0
d) revaluation of securities, shares and other ownership rights	0	446
e) loss on foreign exchange differences	5 437	4 270
- realized	4 979	3 873
- unrealized	458	397
f) provisions established, of which:	0	208
- short-term securitites	0	208

g) other financial expenses, of which:	13 142	14 711
- cost of currency purchase - currency exchange office	12 884	13 557
- other	158	1 153
-revaluation of shares	100	0
Total financial expenses	**28 549**	**28 299**

Value of participations sold in 2001 equals PLN 7 697 thousand.

Value of securities PLN 78 926 thousand.

Total: PLN 86 623 thousand.

NOTE 33

EXTRAORDINARY GAINS	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) windfall gains	845	1 129
b) gain on sales of shares in subsidiary companies	0	0
c) gain on sales of shares in associated companies	0	0
d) other extraordinary income, of which:	7	107
-		
Total extraordinary gains	**852**	**1 236**

NOTE 34

EXTRAORDINARY LOSSES	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) casualty losses	219	62
b) loss on sales of shares in subsidiary companies	0	0
c) loss on sales of shares in associated companies	0	0
d) other extraordinary expenses	70	290
- as a result of remedial operations	0	3
- amortization of fixed assets	0	51
Total extraordinary losses	**289**	**352**

NOTE 35

CORPORATE INCOME TAX	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
1. Profit (loss) before taxation	72 043	126 736
2. Consolidation adjustments	1 837	(2 011)
3. Permanent differences between profit (loss) before taxation and income tax basis	3 806	4 281
4. Timing differences between profit (loss) before taxation and income tax basis	9 906	11 091
5. Other differences between profit (loss) before taxation and income tax basis, of which:	(8 735)	(23 844)
- prior years' losses	0	2 061
6. Income tax basis	78 857	116 253
7. Corporate income tax at .... % rate	20 652	35 441
8. Increases, reliefs, exemptions, allowances, and reductions in/of corporate income tax	0	(72)
9. Corporate income tax payable	22 049	34 961
10. Provisions on income tax	(145)	(183)
- balance at the beginning of period	360	543
- additions	3	0
- reductions	148	183
- balance at the end of period	215	360
11. Deferred income tax	(1 071)	(4 912)
- balance at the beginning of period	7 022	11 934
- additions	(318)	(3 265)
- reductions	753	1 647
- balance at the end of period	5 951	7 022
12. Corporate income tax on profit before taxation as disclosed in the Consolidated Profit and Loss Account	21 578	40 170

1/ the value of investment reliefs exempt from taxation in 2001 equaled PLN 6 648 thousand.
2) the value of donations given and deducted from income before tax in 2001 equaled PLN 546 thousand.
3/ deferred tax on provisions for payments to employees and other provisions was calculated according to the 28% tax rate and equaled respectively PLN 1 548 thousand and 2 294 thousand.
4/ income tax on extraordinary transactions equaled PLN 46 thousand.

NOTE 36

OTHER OBLIGATORY INCOME DECREASES (LOSS INCREASES) - specifically	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
-		
Total other obligatory income decreases (loss increases)	0	0

NOTE 37

NET PROFIT (LOSS)	Year ended Dec. 31, 2001	Year ended Dec. 31, 2000
a) net profit (loss) of the parent company	50 978	84 807
b) net profit (loss) of subsidiary companies	1 066	3 103
c) net profit (loss) of associated companies	0	0
d) consolidation adjustments	(843)	(323)
e) net profit (loss)	51 201	87 587

NOTE 38

The value of profit per 1 share in 2001 amounted to PLN 1.11 (calulated by dividing the value of net profit, i.e. PLN 51 201 by the number of shares, i.e. 46 077 008). No dilution occured in the reporting period.

Explanatory Notes to the Consolidated Cash Flow Statement

38. Structure of cash and cash equivalents disclosed in the cash flow statement:

(in PLN '000)

	As at Jan 1, 2001	As at Dec 31, 2001
Total cash and cash equivalents' balance, of which:	66 180	88 165
Cash at hand	3 179	2 587
Cash in the bank	57 387	80 480
Other cash and cash equivalents	5 614	2 098

39. The operating activities referred to in the cash flow statement relate primarily to the Group's core business, i.e. provision of hotel, food and beverage services by the parent (dominant) company and tourist as well as transportation services by subsidiary companies.

In respect of the operating activities, the item A II.15 „Other adjustments" includes:

(in PLN '000)

TOTAL, of which:	(954)
Transfer of office building in the course of property restitution	(625)
Surplus of fixed assets	(15)
Results of exchange offices activity	(1 020)
Balance sheet valuation	(365)
Net shortage of passenger car	971
Write-offs to adjust the value of fixed assets	100

The investment activities relate to investment of the Group's cash and cash equivalents in tangible and financial fixed assets as well as short-term securities.

In respect of the investment activities, the item B II.8 „Other adjustments" includes:

(in PLN '000)

TOTAL, of which:	(9 283)
Prepayments for investment in fixed assets	(9 205)
Prepayments for WNiP investments	(78)

The financing activities disclosed in the cash flow statement relate mainly to loans and credits incurred by the parent company and subsidiaries, PBP Orbis and Orbis Transport, and to repayment of credits and loans. Moreover, the financing activities include purchase and sale of foreign currencies (exchange offices), which disclose purchase of currencies as expenditure and sale of currencies as revenues.

In respect of the financing activities, the item C I.7 „Other receipts" includes:

(in PLN '000)

TOTAL, of which:	16 622
Value of foreign currencies sold by exchange offices	14 438
Realized foreign exchange differences (credit repayment)	2 184

In respect of the financing activities, the item C I.12 "Other expenditures" includes:

(in PLN '000)

TOTAL, of which:	(13 453)
Value of foreign currencies sold at purchase price	(13 453)

40. The consolidated cash flow statement is a sum of statements of the consolidated subsidiaries and the parent (dominant) company, taking into account the consolidation adjustments to the balance sheet and the profit and loss account.

Additional notes

I. Additional Notes

Note No 1.

1.1. In 2001, the Companies of the Group did not issue securities as defined in Article 3 section 3 of the Act of August 27, 1997, - the Law on Public Trading in Securities (Journal of Laws „Dz.U." No 118, item. 754, as amended).

1.2. Financial instruments

In the current year, Orbis S.A. began to employ derivative instruments as foreign exchange risk management tool in respect of its debt under a credit facility. The Company does not use financial instruments for speculative purposes.

Options are used to secure credit liabilities of Orbis S.A. that are subject to foreign exchange risk. This method was selected by the Company with a view to curb the financial costs.

On October 9, 2001, „Orbis" S.A. and Bank Handlowy in Warsaw executed a zero-cost "collar" option to hedge against the risk related to the possible repayment, on March 26, 2002, of the amount of EURO 2,500,000, drawn on April 19, 2001, as a part of the foreign-currency credit facility denominated in EURO (Credit Agreement dated March 26, 2001). The underlying assumptions for this transaction are that it will be settled on March 22, 2002.

In the current financial year, Orbis S.A. reported the results of settling transactions in derivatives. The transactions in instruments that have not yet been settled were registered in an off-balance sheet register. At the year end, all derivative instruments have been reported in the off-balance sheet register according to their fair value.

The description of the financial instruments opened as of the balance sheet date is contained in the table below:

Type of the instrument	Type of transaction (Sale / Purchase)	Denomination	Currency	Execution price	Date of execution	Fair value (positive) As of Dec 31, 2001 [PLN '000]	Fair value (negative) As of Dec 31, 2001 [PLN '000]
Put option	Sold	2,500,000	EUR	4.01	Mar 20, 2002		-1,032.75
Call option	Purchased	2,500,000	EUR	4.07	Mar 20, 2002	1.75	
					Total fair value		**-1,031.00**

1.3.Financial instruments held to maturity

On June 26, 1998, Orbis S.A. and the company Kulczyk Holding S.A. signed an agreement, whereby Orbis S.A. acquired 9.22% of shares in Autostrada Wielkopolska S.A. worth PLN 42 495 thousand. According to the provisions of the said agreement, Kulczyk Holding S.A. was bound to repurchase the shares (upon the demand by Orbis S.A.) at a price paid by Orbis S.A. plus the interest on 52-week Treasury bonds (put option price), should Orbis S.A. fail to be granted the right to construct or operate accommodation facilities along the Nowy Tomyśl – Konin section of the A2 motorway within 2 years, i.e. by October 30, 2000. At the same time, Kulczyk Holding S.A. may, during the above mentioned time period, demand from Orbis S.A. the resale of the above-mentioned shares at a repurchase price increased by an additional 15%.

On October 11, 200, an annex to the conditional sale agreement was signed with Kulczyk Holding S.A.. The said annex upheld the possibility to exercise the above-mentioned option despite the fact that the shares in Autostrada Wielkopolska S.A. have been contributed to the company AWSA Holland II BV as a premium contribution (note 28).

In accordance with the IAS 39, rights and obligations contained in these agreements result in the existence of a derivative instrument held to maturity, i.e. acquired put option and issued call option in respect of the above mentioned shares.

Due to the fact that AWSA Holland II BV shares are not listed on an active market, it is impossible to measure the fair value of these financial instruments as of December 31, 2001.

Note No 2.

Conditional liabilities of Orbis S.A. under guarantees and sureties granted to subsidiaries and affiliates.

No	Beneficiary	Amount of liability	Dec 31, 2000 NBP fx rate as of Dec 31, 2000	Dec 31, 2001 NBP fx rate as of Dec 31, 2001	Description
1.	„Polorbis Travel" London	GBP 249 000.00	1 541 384.70	0	Guarantee expired on Dec 7, 2001. (return of the guarantee and termination of agreements with Polorbis Travel)
2.	„Orbis" Casino Warszawa	PLN 938 00.00	938 000.00	938 000.00	Surety until March 13, 2009.
3.	„Orbis" Casino Warszawa	PLN 2 055 000.00		2 055 000.00	Surety until June 30, 2003.
4.	„Orbis" Transport Sp. z o. o.	CHF 12 000 000.00	30 370 800.00	0	Expiry and return of the bill of exchange on October 11, 2001.
5.	„Orbis" Transport Sp. z o.o.	DEM 5 000 000.00	9 853 500.00	0	Expiry and return of the bill of exchange on October 11, 2001.
6.	Globis Poznań Sp. z o.o.	PLN 2 000 000.00		2 000 000.00	Registered pledge on shares of Orbis S.A. – surety for BZ WBK
A	**Liabilities under guarantees and sureties, of which**		**42 703 684.70**	**4 993 000.00**	
	- to controlled subsidiaries		41 765 684.70	0.00	
	- to affiliated companies		938 000.00	4 993 000.00	

Note No 3.

Companies of the Group do not owe any amounts to the public budget or units of territorial self-government related to acquisition of the ownership title to buildings and constructions.

Note No 4.

No business operations of any kind have been terminated in 2001.

Note No 5.

No costs related to investments in progress and fixed assets created for the purpose of the Group's business were incurred during the year 2001.

Note No 6.

Investment outlays in the Orbis Group (in PLN '000)

Company	Budget 2001	Incurred in 2001	Budget 2002
Orbis S.A.	232 525	132 953	145 559
PBP Orbis Sp. z o.o.	3 000	1 521	3 100
Orbis Transport Sp. z o.o.	26 098	26 329	40 655
Total :	**261 623**	**160 803**	**189 314**

Note No 7.1.

During the period to which the financial statements relate, the Orbis Group did not enter into any transactions with affiliated entities, which means that no transactions involving transfer of rights and obligations, either gratuitous or against consideration, occurred between Orbis S.A. and:

a) members of the Management Board or Supervisory Board of Orbis S.A.,
b) spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies,
c) persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., it subsidiaries and affiliated companies.

Note No 7.2.

Information concerning associated companies:

Orbis S.A. representatives in associated companies:

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	Orbis S.A. representatives	Total	Orbis S.A. representatives
Subsidiaries:				
PBP Orbis, Sp. z o.o.	5	3	3	0
ORBIS Transport, Sp. z o.o.	3	2	2	0
PORT Silnowa, Sp. z o.o.	3	3	3	2
Affiliates:				
ORBIS CASINO, Sp. z o.o.	6	2	3	1
Globis Poznań, Sp. z o.o.	4	1	3	0
Globis Wrocław Sp. z o.o.	4	1	3	0
PH Majewicz, Sp. z o.o.	4	2	3	1
Minority holdings:				
AWSA Holland H.B.V.	11	0	1	0
BWE, S.A.	9	0	3	0
PPTE DIAMENT, S.A.	6	1	3	0
PolCard, S.A.	8	1	5	0
Polskie Hotele, Sp. z o.o. in liquidation	5	1	1 liquidator	0
Rena Kord, S.A. in bankruptcy	6	0	receiver in bankruptcy	0
TARPAN, Sp z o.o. in liquidation	3	0	2 liquidators	0
Walewice, Sp. z o.o in liquidation	0	0	1 liquidator	0

PBP Orbis Sp. z o.o. representatives in associated companies:

Company Legal status	No of Supervisory Board members		No of Management Board members	
	Total	PBP Sp. z o.o. representatives	Total	PBP Sp. z o.o. representatives
Subsidiaries:				
Orbis Co Ju Nowy Jork	3	2	1	0
Affiliates:				
CB International Sp. z o.o.	0	0	4	2
Inter-Bus Sp. z o.o.	0	0	1	0
Minority holdings:				
Orbis Transport Sp. z o. o.	3	0	2	0
Regional Development Agency in Tarnów	n.a.	0	n.a.	0
Dom Polski S.A. Ostrawa	0	0	1	0
First Travel GmBH	n.a.	0	n.a.	0

Settlements between Orbis S.A. and associated companies:

Company Legal status	Orbis S.A.	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	**TOTAL**
	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	PBP Orbis Sp. z o.o.	
Trade debtors	563	37	544	225	220	30	**1 619**
Other debtors	0.0	4	0.0	0.0	0.0	0.0	**4**
Total debtors	**563**	**41**	**544**	**225**	**220**	**30**	**1 623**
Trade creditors	41	563	225	544	30	220	**1 623**

Costs and revenues from transactions between Orbis S.A. and associated companies:

Company	Orbis S.A.	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	PBP Orbis Sp. z o.o.	ORBIS Transport Sp. z o.o.	**TOTAL**
	PBP Orbis Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	Orbis S.A.	ORBIS Transport Sp. z o.o.	PBP Orbis Sp. z o.o.	
Sales revenues:							
Hotel	40 117	0.0	3 250	0.0	0.0	0.0	**43 367**
Tourism	0.0	508	0.0	0.0	1 393	0.0	**1 901**
Transportation	0.0	0.0	0.0	2 259	0	1 618	**3 877**
Other	0.0	170	0.0	0.0	18	0.0	**188**
Total revenues	**40 117**	**678**	**3 250**	**2 259**	**1 411**	**1 618**	49 333
Costs:							
Costs of products	678	39 211	2 259	3 250	1 617	1 410	**48 425**
General overheads	0.0	843	0.0	0.0	2	0.0	**845**
Sales	0.0	54	0.0	0.0		0.0	**54**
Other operating expenses	0.0	9	0.0	0.0		0.0	**9**
Total costs	**678**	**40 117**	**2 259**	**3 250**	**1 619**	**1 410**	49 333

Note No 8.

No joint ventures have been undertaken by companies of the Orbis Group in 2001.

Note No 9.

Employment in the Orbis Group broken down into professional groups:

Item description	Average employment 2001	2001
ORBIS S.A.	**5435**	**6054**
I. Hotel services /1. to 5./		
1. Hotel room department	1905	2050
2. Food and beverages department	3099	3477
3. Other	116	139
4. Ancillary activities	276	353
5. Commercial activities	39	35
II. Administration and management	**1122**	**1206**
III. Real property operation and maintenance	**804**	**909**
IV. Marketing	**233**	**214**
TOTAL /I to IV/	7594	8383
PBP Orbis Sp. z o.o.	**255**	**287**
I. Tourist services /1. to 3./		
1. Domestic tourist services	51	60
2. Foreign outgoing tourist services	111	122
3. Foreign incoming tourist services	93	105
II. Travel services	**151**	**147**
III. Transportation	**23**	**32**
IV. Currency exchange and exchange offices	**8**	**10**
V. Accounting and finance	**121**	**128**
VI. Administration and miscellaneous	**125**	**143**
TOTAL /I to IV/	**683**	**747**
Orbis Transport Sp. z o.o.		
I. Management	10	9
II.. Administration	131	126
III. Drivers	68	93
IV. Garage	15	17
V. Car Wash	4	4
TOTAL /I to V/	**228**	**249**
Total employment in the Group	**8 505**	**9 379**

Note No 10.

Remuneration of Management Board and Supervisory Board members in PLN '000	Parent company	Subsidiaries	
Of which:	Orbis S.A.	PBP Orbis	Orbis Transport
Management Board	2 893	576	191
Supervisory Board	274	169	88
Total	**3 167**	**745**	**279**

Note No 11.

As of December 31, 2001, members of the Management Board and Supervisory Board were indebted neither to Orbis S.A. nor to its subsidiaries and associated companies.

Note No 12.

No events relating to past years occurred during the reporting period.

Note No 13.

No major events which could affect the presented results for the year 2001 occurred after the balance sheet closing date.

Note No 14.

ORBIS Spółka Akcyjna having its corporate seat in Warsaw was established in the course of transformation of the State-Owned Enterprise „Orbis" on the basis of Act of July 13, 1990, on Privatization of State-Owned Enterprises. The Company is registered in the District Court for the Capital City of Warsaw, XIX Economic Business Operators' Registry Division, under the number KRS 0000022622.

Assets and liabilities of the State-Owned Enterprise „Orbis" were taken over at their book value according to the balance sheet prepared as of December 31, 1990.

Note No 15.

During the last three years of the Group's operations, the annual inflation level remained below 10%. Therefore, the financial figures for the year 2001 have not been adjusted.

Note No 16.

Changes in the principles of accounting and reporting in the financial statements - employment restructuring costs

In the current year, Orbis S.A. changed the principle of reporting severance payments and indemnities related to employment restructuring in the profit and loss account. In the year 2000, these expenses have been posted to costs of products, goods and raw materials sold, while in the year 2001, these expenses are being posted to the item "other operating costs". The above-mentioned change amounting to PLN 6,077 thousand has the following effect upon the balance sheet:

	Actual figure as of Dec 31, 2000	**Would have been according to the current principle**
Costs of products, goods and raw materials sold	741 610	735 533
Other operating expenses	26 046	32 123

Note No 17.

No changes of the applicable accounting principles (policy) and the method of preparing the consolidated financial statements were introduced in the current financial year.

Note No 18.

No substantial errors that would have had to be corrected in the present financial statements occurred during the reporting period and in the past periods.

Note No 19.

There is no doubt that Orbis S.A. and companies constituting the Orbis S.A. Group may continue their operations.

Note No 20.

No merger of companies occurred in the period covered by the financial statements.

Note No 21.

As of December 31, 2001, the share capital of the Company amounted to PLN 92 154 016 and was composed of 46 077 008 shares having a nominal value of PLN 2 each. Shareholders holding over 5% of the Company's shares encompass:

Shareholder	Share of votes at the General Assembly as of Dec 31, 2000.	Changes from Jan 1, 2001, till Dec 31, 2001	Share of votes at the General Assembly as of Dec 31, 2001.	No of shares as of Dec 31, 2001.
Accor S.A..	20 %	+ 5% minus1 share	25% minus 1 share	11,519,251
Reib International Holdings Limited	9.99%	+ 0.38%	10.37%	4,778,190
Franklin Resources, Inc	5 %	- 5%	0.0	0.0
State Treasury	6.24%	-	6.24%	2,874,900
Globe Trade Centre S.A	5%	-	5%	2,303,853
Michał Sołowow	-	+ 5.01%	5.01%	2,310,000
Other shareholders	53.77 %	5.39% plus 1share	48.38% plus 1 share	22,290,814

According to the information passed to the Company on January 30, 2002, an open-end pension fund "Commercial Union Otwarty Fundusz Emerytalny BPH CU WBK" held 2 338 652 shares in Orbis S.A. having its corporate seat in w Warsaw, which altogether constituted 5.08% of the Company's share capital and represented 2 338 652 votes at the General Assembly of Shareholders, i.e. 5.08% of the total number of votes thereon.
/Current report no 4/2002 dated January 30, 2002/.

Note No 22.

As of December 31, 2001, the share capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounted to PLN 16 453 900. Its shareholders include:

Shareholder	% share in the equity as of Dec 31, 2000	Change during Jan 1, 2001-Dec 31, 2001	% share in the equity as of Dec 31, 2001
Orbis S.A.	69.887	+0.521	70.408
Beton Stal S.A.	16.191	+0.121	16.312
Invor Sp. z o.o.	5.385	+0.036	5.421
Chrobot Reisenbüro	0.243	0.00	0.243
Wilanów Sp. z o.o.	0.063	+0.003	0.066
Biuro Podróży Zbigniew	0.09	+0.003	0.012
Natural persons	8.224	0.00	8.224

An annual Ordinary General Assembly of Shareholders of PBP Orbis Sp. z o.o. held on June 28, 2001, adopted a resolution concerning redemption of not more that 8,010 of the Company's shares, against remuneration calculated on the basis of the balance sheet value of shares, according to the balance sheet closed on December 31, 2000, that is PLN 150 per each share.
In 2001, 1 219 shares were redeemed without the reduction of the equity; the shares were redeemed from net profit.

Note No 23.

An increase of the declared capital of the Company Orbis Transport Sp. z o.o. by an amount of PLN 7 214 800 was registered in January 15, 2001. As of December 31, 2001, the Company's equity amounted to PLN 14 429 300. Its shareholders include:

Shareholder	% share in the equity as of Dec 31, 2000	Change during Jan 1, 2001-Dec 31, 2001	% share in the equity as of Dec 31, 2001
Orbis S.A.	65.2	+17.18	82.38
L.G. Petro Bank S.A.	27.0	-13.48	13.52
Invor Sp. z o.o.	1.9	-0.93	0.97
Chrobot Reisenbüro	0.7	-0.35	0.35
PBP Orbis Sp. z o.o.	0.4	-0.22	0.18
Natural persons	4.8	-2.2	2.60

An annual Ordinary General Assembly of Shareholders of Orbis Transport Sp. z o.o. held on June 15, 2001, adopted a resolution concerning redemption of not more that 4,827 of the Company's shares, against remuneration calculated on the basis of the balance sheet value of shares, according to the balance sheet closed on December 31, 2000, that is PLN 248.85 per each share.

Note No 24.

As of December 31, 2001, the declared capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

Orbis S.A. – 33.33%
Finkorp Sp. z o.o. – 33.33%
ZPR S.A. – 33.33%

Note No 25.

As of December 31, 2001, PBP Orbis Sp. z o.o. holds shares in the following companies:

	% of equity holdings
CB International Sp. z o.o.	49.00
Orbis Polish Travel Bureau Inc. (New York)	88.00
Inter BUS Sp. z o.o.	31.00
Dom Polski S.A. (Czech Rep.)	1.00
First Travel GmBH in Düselldorf	1.00
Orbis Transport Sp. z o.o.	0.18
Regional Development Agency in Tarnów	0.18

In accordance with the applicable accounting principles (Article 56 § 2 of the Accounting Act of September 29, 1994), the following Companies have been fully consolidated: PBP Orbis Sp. z o.o. as a parent (dominant) company, and CB International Sp. z o.o. as an associated company. CB International was accounted for by the equity method.

PBP Orbis Sp. z o.o., also known as Orbis Travel, provides diversified tourist and travel services in Poland and abroad. The company organizes private and package tours, runs ticket sale, rents cars, leases mobile telephones and sells insurance policies. The company has its own currency exchange offices as well as a commercial and business acquisition network of 27 branches, specialized units of foreign incoming tourist services, congresses and hunting services office.
PBP Orbis cooperates with 75 licensed travel agencies on the basis of franchise agreements executed with these agencies by Orbis S.A..

Note No 26.

Orbis Transport Sp. z o.o. conducts its operations both at its own account and in co-operation with other business organizations and foreign partners, consisting in organization and provision of the following services:

- foreign and domestic transportation services,
- lease and rent of motor vehicles,,
- trade, including sale of motor vehicles and spare parts,
- exports and imports of products and goods,
- agency services in provision of tourist, hotel and transportation services,
- carriage of passengers - running regular bus routes,
- car repair service and parking services,
- agency and representation services,
- travel organization.

Note No 27.

The business of Orbis Casino Sp. z o.o. consists in running casinos and lottery games as well as providing food & beverage services in 11 casinos located in Orbis hotels, such as "Victoria-Sofitel" in Warsaw, " Sofitel" in Cracov, "Neptun" in Szczecin, "Grand" w Sopot, "Novotel Rondo " in Katowice, "Mercure" in Lublin, "Giewont" in Zakopane, "Marina " in Gdańsk, „Centrum" in Poznań, "Grand" in Warsaw and in the Łódź Business Center in Łódź.
The company also operates arcade games salons in the following hotels: "Grand" in Warsaw, "Petropol" in Płock and "Grand" in Łódź.
Moreover, in accordance with the Company's Articles of Association, Orbis Casino Sp. z o.o. conducts business operations in the following fields:

- domestic and foreign trade,
- training courses,
- consulting, representation and agency services,
- publishing,
- entertainment,
- advertising services,
- trade in and management of real property,
- activities related to recreation as well as cultural and sports events,
- finance intermediary services in respect of granting financial and cash loans outside the banking system as well as ancillary services in respect of financial agency services, including running currency exchange offices.

Note No 28.

As of December 31, 2001, members of the Management Board held the following blocks of Orbis S.A. shares:

1. Maciej Grelowski	President of the Management Board holds 4 563 shares of ORBIS S.A.
2. Krzysztof Andrzej Gerula	Vice-President of the Management Board holds 2 607 shares of ORBIS S.A. holds 182 shares of PBP Orbis Sp. z o.o. holds 73 shares of Orbis Transport Sp. z o.o.
3. Andrzej Bobola Szułdrzyński	Vice-President of the Management Board holds 513 shares of ORBIS S.A. holds 327 shares of PBP Orbis Sp. z o. o holds 200 shares of Orbis Transport Sp. z o. o
4. Ireneusz Andrzej Węgłowski	Vice-President of the Management Board holds 3 000 shares of ORBIS S.A.
5. Lidia Mieleszko	Member of the Management Board holds 268 shares of ORBIS S.A.
6. Yannick Rouvrais	Member of the Management Board does not hold any shares in the Company or other companies in the ORBIS Group

Note No 29.

The Management Board of ORBIS S.A. informed that the Rating Committee of the Central European Rating and Analyses Center (CERA S.A.) has revised its ratings and decided to maintain the creditworthiness rating awarded to ORBIS S.A. in May, 2000, at a „A+" level with a stable perspective.
/Current report no 17/2001/.

CERA S.A. listed the following advantageous factors in support of maintaining the A+ rating awarded to ORBIS S.A.: its dominant position on the Polish market, presence of an investor from the same industry and well-known brand.

There are also factors which have been assessed as negative by CERA S.A.. These are: the industry's vulnerability to business trend fluctuations, downward business trends in Poland, decline in tourist traffic and growing foreign and domestic competition.

Note No 30.

The capital increase in Orbis Transport Sp. z o.o. was registered on January 15, 2001. Orbis S.A. holds 82.383% shares in the capital of the company.
/Current report no 3/2001/.

Note No 31.

Orbis S.A. terminated the management contract with the company „PH Majewicz Sp. z o.o." relating to „Pod Orłem" Hotel in Bydgoszcz. The said management contract was replaced with a franchise agreement for a duration until December 31, 2007.
/Current report no 4/2001/.

Note No 32.

On February 14, 2001, Orbis S.A. and PKN „ORLEN" having its corporate office in Płock signed a co-operation agreement concerning granting weekend coupons as an award in the Vitay Program.
/Current report no 5/2001/.

Note No 33.

On February 15, 2001, Orbis S.A. signed an annex to the Conditional General Franchising Agreement according to which the fees payable by Orbis S.A. to Accor Poland Sp. z o.o. in respect of hotels being a part of the ACCOR network will be made in three equal annual installments.
/Current report no 6/2001/.

Note No 34.

On March 26, 2001, Orbis S.A. executed a credit agreement with a consortium composed of 6 banks led by Credit Lyonnais concerning granting of a fifty million EURO closed-end term credit facility with an option to convert it into a revolving credit. The credit is to finance a part of the modernization program of Orbis hotel base throughout the years 2001-2002.
/Current report no 7/2001/.

Note No 35.

On April 3, 2001, Orbis S.A. and Inter-Continental Hotels Corporation of Atlanta, Georgia, U.S.A. executed an agreement, by virtue of which, upon a mutual consent of the parties, the franchising agreement executed with IHC concerning the trade mark for the Victoria Hotel in Warsaw was terminated on April 1, 2001, while the franchising agreement executed with IHC concerning the trade mark for the Forum Hotel in Warsaw will be terminated on July 1, 2002.
/Current report no 8/2001/.

Note No 36.

On April 12, 2001, „Orbis" S.A. and Skanska Polska Sp. z o.o. having its corporate headquarters in Warsaw signed a contract concerning implementation of the first phase of modernization works at the „Forum" hotel in Warsaw. The first phase of works involves modernization of the hotel rooms. The parties assessed the value of the contract at PLN 29,300,000 plus VAT.
/Current report no 9/2001/.

Note No 37.

On April 18, 2001, Orbis and MITEX S.A. with its corporate seat in Kielce signed and agreement concerning creation of leisure and sports center in the "Mrongovia" hotel in Mrągowo. The value of the contract amounts to PLN 11,500,000 plus VAT.
/Current report no 10/2001/.

Note No 38.

On May 17, 2001, Orbis S.A. and ACCOR POLAND executed Annex No 4 to the General Conditional Franchise Agreement signed by and between the parties on July 26, 2000.
In accordance with the said Annex, the indemnity payment of US$ 1,600,000 for Inter-Continental Hotels Corporation shall be settled as a set-off of mutual payments between Orbis S.A. and ACCOR POLAND Ltd. constituting partnership fee as well as fixed franchise fees due from Orbis S.A. for the given Hotel and for Hotels which already operate or will, by December 31, 2001, commence their operations under a name being one of the

ACCOR's Trade Marks, with the exception of hotels which used the trademark NOVOTEL prior to the execution of the above mentioned Agreement.
/Current report no 15/2001/.

Note No 39.

The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 7, 2001. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2000, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2000;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2000, up till December 31, 2000;
3. Financial statements of the Company including:
   - balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,257,101,430.57 (say: one milliard two hundred fifty seven million one hundred and one thousand four hundred and thirty Polish Zloty and 57 Grosze);
   - profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze);
   - cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 19,187,655.01 (say: nineteen million one hundred and eighty seven thousand six hundred and fifty five Polish Zloty and 1 Grosze);
   - additional notes;
4. Apportionment of the entire net profit generated during the financial year ended December 31, 2000, amounting to PLN 84,807,484.42 (say: eighty four million eight hundred and seven thousand four hundred and eighty four Polish Zloty and 42 Grosze) to the Company's supplementary capital,

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2000.

The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group in Warsaw, prepared as of December 31, 2000, including:

1. consolidated balance sheet prepared as of December 31, 2000, showing the total assets and liabilities figure of PLN 1,351,466 thousand (say: one milliard three hundred fifty one million four hundred and sixty six thousand Polish Zloty);
2. consolidated profit and loss account for the period from January 1, 2000, up till December 31, 2000, showing a net profit of PLN 87,587 thousand (say: eighty seven million five hundred and eighty seven thousand Polish Zloty);
3. consolidated cash flow statement for the period from January 1, 2000, up till December 31, 2000, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 23,962 thousand (say: twenty three million nine hundred and sixty two thousand Polish Zloty);
4. additional notes;
5. report on the activity of the Group during the year 2000.

The Ordinary General Assembly of Orbis S.A. Shareholders appointed the following members of the Supervisory Board for its V term of office: Andrzej Saja, David Vely, Christian Rousseau, Janusz Marek Czarzasty, Paweł Dębowski, Stephane Michelangeli, Eli Alroy, and acknowledged the report of the Central Electoral Committee on the election of employee representatives to serve as members of the "Orbis" S.A. Supervisory Board during its V term of office, as a result of which, pursuant to § 16 section 2 and 3 of "Orbis" S.A. Statutes, the following persons had been appointed members of the Supervisory Board for its V term of office: Rożdżyński Janusz, Dutkowska Wanda and Czepielinda Sabina.

The Ordinary General Assembly of Shareholders granted its consent to:

1) transfer of the title to perpetual use of real property located in Toruń, Poland, at 1/3, Kraszewskiego street, consisting of a plot of land no 154/3, having an area of 0,0433 hectare to the Toruń City Commune for a price of PLN 11,260;
2) termination of the title to perpetual use of real property consisting of a plot of land no 154/1, having an area of 0,0121 hectare and passing it over to the State Treasury for municipal purposes, against payment of indemnity in the amount of PLN 3,100 to Orbis; the above mentioned titles to perpetual use of the real property are disclosed in the land and mortgage register KW no 16175 kept by the District Court in Toruń, Land and Mortgage Registry Division;

3) transfer of the title to perpetual use of land constituting a component of an undeveloped real estate composed of plots no 329/1 and 329/3 located at 2, Popiełuszki street, Toruń, Poland;
4) sale of the title to perpetual use of land constituting a component of a real estate located in Toruń and consisting of:
   - plot of land no 329/1 having an area of 0,0327 hectare,
   - and plot of land no 329/3 having an area of 0,0064 hectare,

   registered in the land and mortgage register KW no 29943 kept by the District Court in Toruń, Land and Mortgage Registry Division;
5) transfer of the title to perpetual use of land constituting a component of a real estate located in Zegrze Płd., Nieporęt Commune, consisting of:
   - plot of land no 81/1 having an area of 200.00 m^2,
   - and plot of land no 125/1 having an area of 2232.00 m^2,

   registered in the land and mortgage register KW no IV-4464 (formerly KW 37843) kept by the District Court in Legionów, Land and Mortgage Registry Division;
6) transfer of the title to perpetual use of land constituting a component of a real estate located in Bielsko-Biała, consisting of plot no 119/5 having an area of 653 m^2, registered in the land and mortgage register KW 35048 kept by the District Court in Bielsko-Biała, Land and Mortgage Registry Division;
7) transfer of the housing co-operative member's ownership title to commercial premises located at 20, Żabia street, Białystok, having a total area of 1163.20 m^2 (first and second floor in a XI-floor building), under the management of a housing co-operative in Białystok;
8) transfer of the real estate located at 5, Powstańców (Śląskich street, Wrocław, consisting in a plot of land no 39 (AM 14) having the total area of 3649.00 m^2, in which the ORBIS share equals 11.85%, and commercial premises (VIII floor in a multi-storey building) having an area of 532.60 m^2, owned by ORBIS S.A., along with the respective share of the common premises of the building, in which the ORBIS share equals 11.85%, registered in the land and mortgage register no KW 93590 kept by the District Court in Wrocław-Krzyki, Land and Mortgage Registry Division;
9) transfer of the title to perpetual use of a plot of land no 9/7, having the total area of 1393.00 m^2 and the ownership title to a building located at 9, Modrzewiowa street, Bydgoszcz, having the total area of 183.00 m^2, registered in the land and mortgage register no KW 35738 kept by the District Court in Bydgoszcz, Land and Mortgage Registry Division;
10) transfer of the title to perpetual use of a plot of land no 10/5, having an area of 2793.00 m^2 and the ownership title to buildings and constructions located at 3, Rolna street, Włocławek, having an area of 628.00 m^2, registered in the land and mortgage register no KW 53147 kept by the District Court in Włocławek, Land and Mortgage Registry Division;
11) acquisition by ORBIS S.A. from the Office of the Sopot Commune of the right of perpetual use, until the year 2089, of plots no 2/7, 103/7 and 104/7, registered in the land register under entry no 865, located in Sopot at Powstańców Warszawy street, having a total area of 591 m^2, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 4718 which specifies their legal status in return for abandonment by ORBIS S.A. of the right of perpetual use, until the year 2089, of plot no 2/5, having a total area of 492 m^2, registered in the land register under entry no 3654, located in Sopot at Powstańców Warszawy street, owned by the Office of the Sopot Commune and registered in the land and mortgage register no KW 5302 which specifies its legal status.

/Current report no 19/2001/.

Note No 40.

In accordance with the Resolution no 106/IV/2001-04-24 passed by the Supervisory Board of Orbis S.A. on May 23, 2001, the contract with Delloite & Touche Audit Services Sp. z o.o., having its corporate seat in Warsaw, Registered Audit Company No 73, was prolonged in order to cover audits of the Company's financial statements as well as consolidated financial statements of the Orbis Group for the 12-month period ending on December 31, 2001, as well as a review of the semi-annual financial statements for the first half of 2001.

Note No 41.

On March 14, 2001, Orbis S.A. purchased from Kulczyk Holding 165 924 shares with a nominal value of 0.01 Euro in the company AWSA Holland B.V. established under the Dutch law.

On March 14, 2001, Orbis S.A. acting as a contributor and AWSA Holland II B.V. acting as a recipient executed an agreement concerning contribution, as a premium, of shares in a motorway developer, Autostrada Wielkopolska S.A., having a value of PLN 42,950 thousand.

The shares in Autostrada Wielkopolska SA contributed to AWSA Holland II B.V. by shareholders on March 23, 2001, had been contributed by AWSA Holland II B.V. to the company AWSA Holland I B.V.

AWSA Holland I B.V. pledged the shares in Autostrada Wielkopolska SA to Credit Lyonnais SA as collateral security for the repayment of loan. The pledge was registered in the share register of Autostrada Wielkopolska S.A. and entered in the Pledge Register kept by the XVIII Commercial Division of the District Court for the Capital City in Warsaw.

Note No 42.

An Extraordinary General Assembly of Orbis S.A. Shareholders was held on September 18, 2001. The Assembly appointed a new Supervisory Board of Orbis S.A. composed of the following members: Michael Harvey, Andrzej Saja elected by way of voting in separate groups, and Eli Alroy, Wojciech Ciesielski, Stephane Michelangeli, Jean Philippe Savoye, David Vely.
Shareholders forming the voting groups no I and II delegated Michael Harvey and Andrzej Saja to perform supervisory functions on a permanent basis.
/Current report no 32/2001 dated September 18, 2001/.

Note No 43.

On July 20, 2001, Orbis S.A. implemented the provisions of the Articles of Association of the limited liability company Globis Poznań Sp. z o.o. and executed a sale agreement with Globis Poznań Sp. z o.o., by virtue of which Globis Poznań Sp. z o.o. acquired from Orbis S.A. the right of perpetual usufruct of land located at Roosevelt street in Poznań, Poland. The above mentioned transaction was concluded on terms specified in Resolution No 2 of the Extraordinary General Assembly of Shareholders of Orbis S.A.
/Current report no 25 dated July 20, 2000/.

Note No 44.

On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street.

The case relates to the part of land on which the Forum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building. The decision in question issued by the Supreme Administrative Court does not relate to the right of perpetual hold over the land exercised by Orbis S.A., since this right was not the subject of this decision. According to the knowledge of Orbis S.A., it is also not the subject of any other administrative proceedings or litigation.

The decision merely means that an appropriate body, i.e. the Head of the Warsaw County, being the statutory representative of the State Treasury – owner of the land, will be obligated to examine the matter upon request filed by the former owners on the basis of the above mentioned "Warsaw Decree". In such case, the matter of the legal consequences stemming from the acquisition by Orbis S.A. of the right to perpetual hold over the land and ownership of the building, which was omitted by the Supreme Administrative Court, may arise. The building, which has been built by the legal predecessor of Orbis S.A. and which constitutes a separate property may not be subject to the proceedings based on the Decree, since it did not exist at the time of filing the above-mentioned request. Furthermore, there are no grounds, particularly under Articles 145 and 146 of the Code of Administrative Proceedings, to undermine the decision granting the right to the property to the legal predecessor of Orbis S.A.. Thus, the claims of heirs to the former owners should, in the end, be examined on the basis of and according to the procedure laid down by Article 160 of the Code of Administrative Proceedings – as claims towards the State Treasury.

Furthermore, it should be mentioned that the present company Orbis S.A., though a legal successor of the entity which acquired the rights in 1991, may not be identified with it, since it no more belongs to the category of state-owned legal persons (state-owned enterprises, companies wholly owned by the State Treasury), but acquired a special status of a public company under the provisions on public trading in securities. All the more so, Orbis S.A. should remain beyond the impact of the legal consequences arising out of the decision issued by the Supreme Administrative Court and described above.
/Current report no 35/2001/.

Note No 45.

After administrative proceedings pending throughout a period of 10 years, on November 15, 2001, the Supreme Administrative Court in Warsaw finally ruled invalid a decision issued on June 12, 1973 by the Presiding Board of the National Council of the City of Cracov, ordering the expropriation to the State Treasury of the old town building located at 11, Pijarska street in Cracov, previously under management by Orbis SA, Hotel Cracovia Branch in Cracov.

Note No 46.

On December 12, 2001, the Chairman of the Orbis Supervisory Board was served a notice by the Vice-President of the Supervisory Board, Mr Stephane Michelangeli, who retired from his position as a member of the Board. The Chairman of the Supervisory Board requested the Management Board of Orbis S.A. to convene an Extraordinary General Assembly of Shareholders in other to fill the vacancy in the Supervisory Board
/Current report no 39/2001/.

Note No 47.

Agreement concerning the shale of shares in a company operating under a business name KRÓLEWSKA Sp. z o.o. having its registered address in Warsaw was signed on December 20, 2001, between "Orbis" S.A. and Mr. Jacek Szymoński for a price of US$ 5,700,000.00.

In this transaction, 7 435 shares, i.e. all the shares held by "Orbis" S.A., having a nominal value of PLN 1,000 each, representing 7 435 votes at the General Assembly of the Company's shareholders, have been sold. The book value of these shares in the account books equals PLN 7,435,000.00 (49% of the Company's founding equity).

The Company was founded on December 23, 1997, with the purpose of constructing and administering an office building with office space for rent, located on the "Orbis" plot at the junction of the Królewska and Marszałkowska streets in Warsaw. "Orbis" S.A. acquired 49% of the Company's shares. The shares were fully paid-up by way of making an in-kind contribution of the right to perpetual lease of the land and in cash. The Company's equity has been raised three times. After the last increase which took place in November 1999, the Company's equity amounted to PLN 15,174,000.

The price for sold shares was to be paid by December 28, 2001, to the foreign currency account of "Orbis" S.A. The rights attached to the shares will be transferred to the buyer on the day the following conditions are met: once "Orbis" S.A. is released from a guarantee in the form of a bill of exchange in respect of the repayment of a bank bridge financing which is due on December 31, 2001 (assignment of this guarantee to the Buyer) and upon payment of the price.

The shares in the Company have been regarded a long-term investment. However, considering the fact that construction and administration of office buildings is not the core business of Orbis" S.A., and further that agreed terms of the transaction reflect the value of the shares, the Management Board of "Orbis" S.A. made the decision to sell these shares.
/Current report no 42/2001/.

Note No 48.

On January 25, 2002, the Extraordinary General Assembly of "Orbis" S.A. Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2002/.

Note No 49.
Litigation pending in courts of law and public administration authorities

The Orbis Group has no records concerning cases of a total value in excess of PLN 111 million, which corresponds to 10% of the equity shown in the balance sheet prepared as of December 31, 2001, initiated before a court of law or public administration authorities.

1. Among the pending court litigation, the case relating to the **„Hotel Europejski" in Warsaw** is of particular importance to Orbis S.A. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending on this case:

1) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
2) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings.
3) On September 19, 2001, the president of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected.
4) In a letter dated December 6, 2001, the company HESA called upon the Management Board of Orbis S.A. to release to that company the real property located in Warsaw, at 13, Krakowskie Przedmieście street. The said letter contained an attached Xerox copy of the notification from the District Court of Warsaw-Mokotów, X Land and Mortgage Registry Division, about the entry, on September 24, 2001, in the land and mortgage register KW 201926, of the company Hotel Europejski S.A as the holder of the perpetual usufructuary title to the land in question for the period till September 13, 2100. The entry was made following an application filed on September 18, 2001, on the basis of an agreement concerning perpetual use of land executed before a Notary, Mr. Zenon Marmaj, Deputy Notary acting for the Notary Janusz Marmaj, Notary's file no Rep. A 2219/01

2. Kasprowy Hotel in Zakopane.
The attorney of Orbis S.A. filed a complaint before the Supreme Administrative Court in Warsaw (date of complaint: May 17, 2001) against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after a review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The decision of the Nowosądeckie Voivod confirmed the acquisition by Orbis S.A. of the right to perpetual usufruct of the real property located in Zakopane, at the spot named Polana Szymoszkowa. The date of the court hearing was not yet fixed.

3. Kasprowy Hotel in Zakopane.
The case concerning termination of the right to perpetual usufruct of the plot located in the spot named Polana Szymoszkowa granted to Orbis S.A. is again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. The Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 and passed the case for review by the Nowosądeckie Voivod .

4. Grand Hotel in Warsaw.
The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office.

5. Grand Hotel in Warsaw.
On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw, located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the Housing and Municipal Development Office refused to declare the said decision as invalid. Therefore, on January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid.

6. Grand Hotel in Warsaw.
The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, located at 16, Hoża street. After review of the case, on August 30, 2001, the Housing and Municipal Development Office issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Therefore, successors of Mr. Romuald Wrzecian filed separate applications for a review of this case by the Office.

7. Mercure-Unia Hotel in Lublin.
Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. Implementing the decision of the Property Commission, on October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL will unconditionally waive its claims to 1479 m^2 , while Orbis S.A. will waive its perpetual usufruct right to 139 m^2.

8. Gdynia Hotel in Gdynia.
Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration.

9. Polonez Hotel in Poznań.
Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań.

10. Novotel Malta in Poznań.
The plaintiff, State Treasury – President of the City of Poznań sued for the amount of PLN 19 959.95 as interest for the delay in the payment of fees for perpetual usufruct of land during the years 1999-1998. On June 1, 2001, the District Court in Poznań issued an order for payment of the entire amount claimed by the plaintiff. As a result of objection filed against this order, on October 16, 2001, the Court issued a judgment, whereby it ruled that the defendant (the Branch) make a payment of the amount of PLN 19 959.95 along with statutory interest from May 31, 2001, and cover the costs of proceedings. On November 17, 2001, the Branch appealed against this judgment to the Regional Court in Poznań.

11. Forum Hotel in Warsaw.
By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of attorney acting for Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no 5021. According to the notice dated October 4, 2001, received from the President of the Housing and Municipal Development Office, (addressed to Orbis S.A. Forum Hotel), the attorney Wiesław Szczepiński applied for a review of the case which ended in issue of a decision terminating the proceedings concerning invalidity of the decision dated July 15, 1949, which is not valid as a legal document, and which refused to grant to the former owners the right to temporary ownership of land constituting the said real property in Warsaw.

12. Sofitel in Kraków.

By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property register dint the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other claimants represented by legal counselor Waldemar Lenarda against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for its rejection.

Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating in 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:

- in Zakopane - Kasprowy Hotel,
- in Poznań - Mercure Poznań Hotel,
  - Polonez Hotel,
  - Malta Poznań Hotel,
  - Centrum Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Gdańsk Hotel,
- in Warsaw - Łopuszańska street,
  - Bracka street.

Schedule no. 1

Financial statements of subsidiary company PORT „Silnowa" Sp. z o.o.

as of:	**Year 2001**	**Year 2000**
Assets		
I. Fixed assets	2 847	2 863
1. Intangible assets	4	4
2. Goodwill after consolidation	-	-
3. Tangible fixed assets	2 843	2 859
4. Financial fixed assets, of which	-	-
5. Long-term receivables	-	-
II. Working assets	379	515
1. Stocks	48	61
2.Debtors and claims	85	91
3. Own shares for resale	-	-
4. Tradable securities	-	-
5. Cash and cash equivalents	246	363
III. Deferred payments	19	39
1. Deferred income tax	-	-
2. Other deferred payments	19	39
Assets, subtotal	3 245	3 417
LIABILITIES		
I. Equity	3 162	3 310
1. Share capital	1 650	1 650
2. Receivable capital contributions (negative value)	-	-
3. Supplementary capital	792	1 088
4. Reserve capital from revaluation	978	978
5. Other reserve capital	-	-
6. Exchange rate differences from foreign branches	-	-
7. Exchange rate differences after consolidation	-	-
8. Undistributed profits or uncovered losses brought forward	-110	-110
9. Net profit (loss)	-148	-296
II. Equity reserve created after consolidation	-	-
III. Minority shareholders' interests	-	-
IV. Provisions	-	-
1. Corporate income tax provisions	-	-
2. Other provisions	-	-
V. Creditors	83	104
1. Long-term creditors	0	10
2. Short-term creditors	83	94
VI. Accruals and deferred income	0	3
Liabilities, subtotal	3 245	3 417

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	**Year 2001**	**Year 2000**
I. Net sales of finished products, goods for resale and raw materials	1 540	1 675
1. Net sales of finished products	1 528	1 669
2. Net sales of goods for resale and raw materials	12	6
II. Costs of products, goods and raw materials sold	1 494	1 525
1. Cost of finished products sold	1 485	1 521
2. Costs of goods sold for resale and raw materials	9	4
III. Gross profit (loss) on sales (I-II)	46	150
IV. Cost of sales	-	-
V. Costs of general overheads	177	175
VI. Profit (loss) on sales (III-IV-V)	-131	-25
VII. Other operating income	14	7
VIII. Other operating expenses	67	24
IX. Operating profit (loss) (VI+VII-VIII)	-184	-42
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	39	30
XIII. Financial costs	3	4
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-148	-16
XV. Net extraordinary items (XV.1. - XV.2.)	0	-280
1. Extraordinary gains	-	-
2. Extraordinary losses	-	280
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-148	-296
XIX. Corporate income tax	-	-
XX. Other obligatory appropriations of profit (loss)	-	-

XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-148	-296

CONSOLIDATED CASH FLOW STATEMENT

as of	**Year 2001**	**Year 2000**
A. Net cash flow from operating activities (I+/-II) - indirect method	10	136
I. Net profit (loss)	-148	-296
II. Total adjustments	158	432
1. Income (loss) of minority shareholders (Group share)	-	-
2. (Income) loss of associated equity companies (Group share)	-	-
3. Depreciation write-offs (including goodwill amortization and equity reserve depreciation)	181	190
4. Profit (loss) from exchange rate differences	2	
5. Interest and dividends	-	-
6. Profit (loss) from investment activities	-	-
7. Change in value of remaining reserves	-	-
8. Corporate income tax (as shown in the profit and loss account)	-	-
9. Corporate income tax paid	-29	-43
10. Change in stocks	12	9
11. Change in debtors	6	296
12. Change in short term liabilities (except loans and credits)	-11	-19
13. Change in deferred costs		-4
14. Change in deferred income	-3	3
15. Other adjustments	-	-
B. Net cash flow from investment activities (I-II)	-125	-119
I. Receipts from investment activities	40	28
1. Sale of intangible assets	-	-
2. Sale of tangible fixed assets	10	-
3. Sale of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Sales of tradable short term securities	-	-
5. Repayment of long term loans granted	-	-
6. Dividends received	-	-
7. Interest received	28	28
8 . Other receipts	1	-
II. Expenditures on investment activities	-165	-147
1. Purchase of intangible assets	-5	-5
2. Purchase of tangible fixed assets	-160	-61
3. Purchase of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Purchase of own shares (interest)	-	-
5. Purchase of tradable short term securities	-	-
6. Granting of long terms loans	-	-
7. Dividend paid to minority shareholders	-	-
8. Other expenditures	-	-81
C. Net cash flow from financing activities (I-II)	-3	-11
I. Receipts from financing activities	9	2
1. Receipt of long term loans and credits	-	-
2. Issue of bonds or other long terms debt securities	-	-
3. Receipt of short term loans and credits	-	-
4. Issue of bonds or other short terms debt securities	-	-
5. Receipts from issue of own shares	-	-
6. Shareholders loans on capital	-	-
7. Other receipts	9	2
II. Expenditures on financing activities	-12	-13
1. Repayment of long term loans and credits	-10	-10
2. Purchase of bonds or other long terms debt securities	-	-
3. Repayment of short term bank credits and loans	-	-
4. Purchase of bonds or other short terms debt securities	-	-
5. Costs of issue of own shares	-	-
6. Purchase of own shares	-	-
7. Dividend payments and other payments to shareholders	-	-
8. Profit share for management and supervisory staff	-	-
9. Expenditures on social items	-	-
10. Lease payments	-	-
11. Interest paid	-2	-3

12. Other expenditures		
D. Net cash flow, total (A+/-B+/-C)	-117	6
E. Change in cash position	-117	6
- including change in cash position due to exchange rate differences	-	-
F. Cash at opening balance	363	357
G. Cash at closing balance (F+/- D)	246	363

Financial statements of associated company PH Majewicz Sp. z o.o.

as of:	Year 2001	Year 2000
Assets		
I. Fixed assets	3 048	3 649
1. Intangible assets	514	751
2. Goodwill after consolidation	-	-
3. Tangible fixed assets	2 534	2 898
4. Financial fixed assets, of which	-	-
5. Long-term receivables	-	-
II. Working assets	1 706	1 697
1. Stocks	210	244
2.Debtors and claims	323	426
3. Own shares for resale	0	0
4. Tradable securities	794	675
5. Cash and cash equivalents	379	352
III. Deferred payments	35	28
1. Deferred income tax	-	-
2. Other deferred payments	35	28
Assets, subtotal	4 789	5 374
LIABILITIES		
I. Equity	2 645	2 913
1. Share capital	4 400	4 400
2. Receivable capital contributions (negative value)	-	-
3. Supplementary capital	23	23
4. Reserve capital from revaluation	290	290
5. Other reserve capital	-	-
6. Exchange rate differences from foreign branches	-	-
7. Exchange rate differences after consolidation	-	-
8. Undistributed profits or uncovered losses brought forward	-1 800	-1 178
9. Net profit (loss)	-268	-622
II. Equity reserve created after consolidation	-	-
III. Minority shareholders' interests	-	-
IV. Provisions	-	-
1. Corporate income tax provisions	-	-
2. Other provisions	-	-
V. Creditors	2 144	2 461
1. Long-term creditors	1 212	1 454
2. Short-term creditors	932	1 007
VI. Accruals and deferred income	-	0
Liabilities, subtotal	4 789	5 374

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	Year 2001	Year 2000
I. Net sales of finished products, goods for resale and raw materials	8 391	8 851
1. Net sales of finished products	8 325	8 803
2. Net sales of goods for resale and raw materials	66	48
II. Costs of products, goods and raw materials sold	8 550	9 466
1. Cost of finished products sold	8 528	9 453
2. Costs of goods sold for resale and raw materials	22	13
III. Gross profit (loss) on sales (I-II)	-159	-615
IV. Cost of sales	-	-
V. Costs of general overheads	-	-
VI. Profit (loss) on sales (III-IV-V)	-159	-615
VII. Other operating income	33	113
VIII. Other operating expenses	109	55
IX. Operating profit (loss) (VI+VII-VIII)	-235	-557

X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	161	152
XIII. Financial costs	194	213
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-268	-618
XV. Net extraordinary items (XV.1. - XV.2.)	0	-4
1. Extraordinary gains	10	1
2. Extraordinary losses	10	5
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-268	-622
XIX. Corporate income tax	-	-
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-268	-622

CONSOLIDATED CASH FLOW STATEMENT

as of	Year 2001	Year 2000
A. Net cash flow from operating activities (I+/-II) - indirect method	754	229
I. Net profit (loss)	-268	-622
II. Total adjustments	1 022	851
1. Income (loss) of minority shareholders (Group share)	-	-
2. (Income) loss of associated equity companies (Group share)	-	-
3. Depreciation write-offs (including goodwill amortization and equity reserve depreciation)	905	913
4. Profit (loss) from exchange rate differences	-	-
5. Interest and dividends	183	206
6. Profit (loss) from investment activities	-3	-27
7. Change in value of remaining reserves	93	10
8. Corporate income tax (as shown in the profit and loss account)	-	-
9. Corporate income tax paid	-	-
10. Change in stocks	34	31
11. Change in debtors	10	-42
12. Change in short term liabilities (except loans and credits)	-75	-139
13. Change in deferred costs	-7	15
14. Change in deferred income	0	0
15. Other adjustments	-118	-116
B. Net cash flow from investment activities (I-II)	-301	-335
I. Receipts from investment activities	0	0
1. Sale of intangible assets	-	-
2. Sale of tangible fixed assets	-	-
3. Sale of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Sales of tradable short term securities	-	-
5. Repayment of long term loans granted	-	-
6. Dividends received	-	-
7. Interest received	-	-
8 . Other receipts	-	-
II. Expenditures on investment activities	-301	-335
1. Purchase of intangible assets	-1	-
2. Purchase of tangible fixed assets	-300	-335
3. Purchase of financial fixed assets including:	-	-
- in subsidiary companies	-	-
- in associated companies	-	-
- in the parent company	-	-
4. Purchase of own shares (interest)	-	-
5. Purchase of tradable short term securities	-	-
6. Granting of long terms loans	-	-
7. Dividend paid to minority shareholders	-	-
8. Other expenditures	-	-
C. Net cash flow from financing activities (I-II)	-425	-448
I. Receipts from financing activities	-	-
1. Receipt of long term loans and credits	-	-
2. Issue of bonds or other long terms debt securities	-	-
3. Receipt of short term loans and credits	-	-
4. Issue of bonds or other short terms debt securities	-	-
5. Receipts from issue of own shares	-	-
6. Shareholders loans on capital	-	-

7. Other receipts	-	-
II. Expenditures on financing activities	-425	-448
1. Repayment of long term loans and credits	-242	-242
2. Purchase of bonds or other long terms debt securities	-	-
3. Repayment of short term bank credits and loans	-	-
4. Purchase of bonds or other short terms debt securities	-	-
5. Costs of issue of own shares	-	-
6. Purchase of own shares	-	-
7. Dividend payments and other payments to shareholders	-	-
8. Profit share for management and supervisory staff	-	-
9. Expenditures on social items	-	-
10. Lease payments	-	-
11. Interest paid	-183	-206
12. Other expenditures	-	-
D. Net cash flow, total (A+/-B+/-C)	28	-554
E. Change in cash position	28	-554
- including change in cash position due to exchange rate differences	-	-
F. Cash at opening balance	351	905
G. Cash at closing balance (F+/- D)	379	351

Financial statements of associated company Globis Poznań Sp. z o.o.

as of:	Year 2001	Year 2000
Assets		
I. Fixed assets	11 726	-
1. *Intangible assets*	7 151	-
2. Goodwill after consolidation	-	-
3. Tangible fixed assets	4 575	-
4. Financial fixed assets, of which	-	-
5. Long-term receivables	-	-
II. Working assets	6 096	-
1. Stocks	-	-
2.*Debtors and claims*	268	-
3. Own shares for resale	-	-
4. Tradable securities	-	-
5. Cash and cash equivalents	5 828	-
III. Deferred payments	-	-
1. Deferred income tax	-	-
2. Other deferred payments	-	-
Assets, subtotal	17 822	-
LIABILITIES		
I. Equity	7 925	-
1. Share capital	8 000	-
2. Receivable capital contributions (negative value)	-	-
3. Supplementary capital	-	-
4. Reserve capital from revaluation	-	-
5. *Other reserve capital*	-	-
6. Exchange rate differences from foreign branches	-	-
7. Exchange rate differences after consolidation	-	-
8. Undistributed profits or uncovered losses brought forward	-	-
9. Net profit (loss)	-75	-
II. Equity reserve created after consolidation	-	-
III. Minority shareholders' interests	-	-
IV. Provisions	-	-
1. Corporate income tax provisions	-	-
2. Other provisions	-	-
V. Creditors	8 191	-
1. Long-term creditors	7 391	-
2. Short-term creditors	800	-
VI. Accruals and deferred income	1 706	-
Liabilities, subtotal	17 822	-

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	Year 2001	Year 2000
I. Net sales of finished products, goods for resale and raw materials	15	-

1. Net sales of finished products	15	-
2. Net sales of goods for resale and raw materials	-	-
II. Costs of products, goods and raw materials sold	-	-
1. Cost of finished products sold	-	-
2. Costs of goods sold for resale and raw materials	-	-
III. Gross profit (loss) on sales (I-II)	15	-
IV. Cost of sales	-	-
V. Costs of general overheads	278	-
VI. Profit (loss) on sales (III-IV-V)	-263	-
VII. Other operating income	-	-
VIII. Other operating expenses	-	-
IX. Operating profit (loss) (VI+VII-VIII)	-263	-
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	324	-
XIII. Financial costs	114	-
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-53	-
XV. Net extraordinary items (XV.1. - XV.2.)	-	-
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-53	-
XIX. Corporate income tax	22	-
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-75	-

Financial statements of associated company Globis Wrocław Sp. z o.o.

as of:	Year 2001	Year 2000
Assets		
I. Fixed assets	-	-
1. Intangible assets	-	-
2. Goodwill after consolidation	-	-
3. Tangible fixed assets	-	-
4. Financial fixed assets, of which	-	-
5. Long-term receivables	-	-
II. Working assets	2	-
1. Stocks	-	-
2.Debtors and claims	2	-
3. Own shares for resale	-	-
4. Tradable securities	-	-
5. Cash and cash equivalents	-	-
III. Deferred payments	-	-
1. Deferred income tax	-	-
2. Other deferred payments	-	-
Assets, subtotal	2	-
LIABILITIES		
I. Equity	-8	-
1. Share capital	2 000	-
2. Receivable capital contributions (negative value)	-2 000	-
3. Supplementary capital	-	-
4. Reserve capital from revaluation	-	-
5. Other reserve capital	-	-
6. Exchange rate differences from foreign branches	-	-
7. Exchange rate differences after consolidation	-	-
8. Undistributed profits or uncovered losses brought forward	-	-
9. Net profit (loss)	-8	-
II. Equity reserve created after consolidation	-	-
III. Minority shareholders' interests	-	-
IV. Provisions	-	-
1. Corporate income tax provisions	-	-

2. Other provisions	-	-
V. Creditors	10	-
1. Long-term creditors	-	-
2. Short-term creditors	10	-
VI. Accruals and deferred income	-	-
Liabilities, subtotal	2	-

CONSOLIDATED PROFIT AND LOSS ACCOUNT

as of	Year 2001	Year 2000
I. Net sales of finished products, goods for resale and raw materials	-	-
1. Net sales of finished products	-	-
2. Net sales of goods for resale and raw materials	-	-
II. Costs of products, goods and raw materials sold	-	-
1. Cost of finished products sold	-	-
2. Costs of goods sold for resale and raw materials	-	-
III. Gross profit (loss) on sales (I-II)	-	-
IV. Cost of sales	-	-
V. Costs of general overheads	-	-
VI. Profit (loss) on sales (III-IV-V)	-	-
VII. Other operating income	-	-
VIII. Other operating expenses	8	-
IX. Operating profit (loss) (VI+VII-VIII)	-8	-
X. Sales of shares in other entities	-	-
XI. Income from remaining financial fixed assets	-	-
XII. Other financial income	-	-
XIII. Financial costs	-	-
XIV. Profit (loss) on business operations (IX+X+XI+XII-XIII)	-8	-
XV. Net extraordinary items (XV.1. - XV.2.)	-	-
1. Extraordinary gains	-	-
2. Extraordinary losses	-	-
XVI. Consolidated goodwill amortization	-	-
XVII. Consolidated equity reserve depreciation write-offs	-	-
XVIII. Gross profit (loss)	-8	-
XIX. Corporate income tax	-	-
XX. Other obligatory appropriations of profit (loss)	-	-
XXI. Income (loss) of associated equity companies (Group share)	-	-
XXII. (Income) loss of minority shareholders (Group share)	-	-
XXIII. Net profit (loss)	-8	-

Commentary of Management Board

ORBIS S.A.
00 028 Warszawa, ul.Bracka 16

TABLE OF CONTENTS:

I. ORBIS Group

1. Creation of the Group and its structure as of December 31, 2001

The **Orbis Group** was formally created in 1995, when the first consolidated balance sheet of companies composing the Group was prepared.

In accordance with the criteria provided in article 3.4 of the Accounting Act of September 29, 1994, in the end of the financial year the Group had the following structure:

Company Legal form / seat	Declared capital in PLN	Shares of „Orbis", S.A.		% of shares of „Orbis" S.A. at GA	Share of „Orbis", S.A. in votes	
		Nominal value in PLN	%		Supervisory Board	Management Board
Dominant company						
„Orbis" S.A.	92,154,016					
Subsidiary companies						
PBP„Orbis" Sp. z o.o. Warszawa *Dominant company of PBP Orbis Sp. z o.o. Group*	16,453,900	11,499,200	70.41	70.41	3/5	0
ORBIS Transport Sp. z o.o .Warszawa	14,429,300	11,887,300	82.38	82.38	2/3	0
PORT „Silnowa" Sp. z o.o. Wilkasy	1,649,750	1,649,750	100.0	100.0	3/3	2/3
Associated companies						
Globis Poznań Sp. z o.o. Warszawa	8,000,000	2,000,000	25.00	25.00	1/4	0
Globis Wrocław Sp. z o.o.* Warszawa	2,000,000	500,000	25.00	25.00	1/4	0
ORBIS CASINO Sp. z o.o Warszawa	2,592,000	864,000	33.33	33.33	2/6	1/3
PH Majewicz Sp. z o.o. Bydgoszcz	4,400,000	2,156,400	49.00	49.00	2/4	1/3

* *shares acquired, not paid for*

2. Group's activity

The structure of the Group is formed on the basis of the criterion of complementarily of services provided by its companies, so that the effect of synergy can be used for coping, by the Group as a whole and by its participants, with increasing market competition and for achieving optimum effects of economic activity. The main activity of the Group consists in provision of accommodation, food and beverage in Orbis hotels. The complementary offer consists of ancillary services of hotels, performed on the basis of their own infrastructure, and of services provided by the Group's companies not only for hotel guests.

	Main activity
Dominant company	
„Orbis", S.A.	Hoteling, food and beverage with ancillary services, management of external hotels, lease of rooms
Subsidiary companies	
PBP „Orbis" Sp. z o.o. *Dominant company of PBP Orbis Sp z o.o. Group*	Travel agency
ORBIS Transport Sp. z o.o.	Transport of passengers: regular international and ad-hoc, lease of vehicle fleet
PORT „Silnowa" Sp. z o.o.	Hoteling, food, beverage, accommodation in non-hotel premises, recreation
Associated companies	
Globis Poznań Sp. z o.o.	Construction and administration of A class office building in Poznań
Globis Wrocław Sp. z o.o.	Construction and administration of A class office building in Wrocław
ORBIS CASINO Sp. z o.o.	Running casinos and arcade games salons
PH MAJEWICZ Sp. z o.o.	Hoteling, food and beverage

3. Changes in the Group in 2001

After restructuring of the investment portfolio of "Orbis" S.A., in 2001 the following changes were made in the Group:

1. selling of shares in the associated company Królewska Sp. z o.o., which constructed the A class office building in Warsaw, stemming from the strategy of concentration of "Orbis" S.A. on the activity of the main Company and enabling de-freezing of financial resources for the purpose of such activity (one-off income: zł 15,301 thousand);
2. closing of winding-up of the UK law company Polorbis Travel Ltd. stemming from the strategy, adopted in 1998, to withdraw the Company from foreign investments (revenue: zł 2,401 thousand) and
3. including of the associated company Globis Wrocław Sp. z o.o. in the Group. That company has personality at law but did not carry on any economic activity in the financial year 2001 and did not collect payments for acquired shares. The economic activity is expected to start in 2002.

II. Consolidation

1. Companies subject to consolidation

Under provisions of the Accounting Act of September 29, 1994, financial statements of the following companies were subject to consolidation:

Company	Status	Method of consolidation
1. „Orbis", S.A. – dominant company		
2. PBP „Orbis", Sp. z o.o. Group including:	Subsidiary company	Full
PBP „Orbis", Sp. z o.o. – dominant company		
CB International Sp. z o.o. – associated company		
3. ORBIS Transport Sp. z o.o.	Subsidiary company	Full
4. ORBIS CASINO Sp. z o.o.	Associated company	Rights of ownership

2. Companies excluded from consolidation

Under provisions of art. 56 § 2 of the Accounting Act of September 29, 1994, financial statements of the following companies were not included in consolidation: subsidiary company PORT „Silnowa" Sp. z o.o. and associated companies Globis Poznań Sp. z o.o., Globis Wrocław Sp. z o.o. and PH MAJEWICZ Sp. z o.o. – values disclosed in their financial statements are insignificant in comparison with corresponding values of the dominant company "Orbis" S.A.

III. Financial results and important events

1. Characteristics of companies included in the Group

b) „Orbis", S.A. – dominant company

Orbis S.A. owns 56 hotels in 29 major Polish cities and tourist locations, of total operational capacity of 9971 rooms in the end of 2001, with office rooms for rent, conference halls to host from 6 to 950 persons, *Business Centers* and full food and beverage service in restaurants, bars and pubs. That potential ensures the first place of Orbis in Poland and Central and Eastern Europe.

All those hotels are owned by "Orbis" S.A. and managed by the Company. Under *franchising* agreements with Bass Hotels&Resorts (now Six Continents) and Accor S.A., the strategic investor of the Company, some of them have been for many years (or were in 2001) affiliated to particular brands of those two World hotel operators. The affiliation means: adoption of licensors' standards of facilities and services, inclusion of affiliated units to their reservation and marketing systems, using information and management technologies. In the end of 2001, the stage of affiliation of Orbis was as follows:

Hotel *Name before affiliation*	Bass Hotels&Resort		Accor		
	InterConti	Holiday Inn	Sofitel	Mercure	Novotel
VICTORIA Warszawa	X*		X		
FORUM Warszawa	X				
HOLIDAY INN Warszawa		X			
NOVOTEL Gdańsk					X
NOVOTEL					X

Olsztyn					
NOVOTEL Poznań					X
NOVOTEL Warszawa					X
NOVOTEL Wrocław					X
FORUM Kraków			X		
PANORAMA Wrocław				X	
CONTINENTAL Kraków					X
PATRIA Częstochowa				X	
MARINA Gdańsk					X
HEVELIUS Gdańsk				X	
JELENIA GÓRA				X	
WARSZAWA Katowice					X
UNIA Lublin				X	
OPOLE Opole				X	
POZNAŃ Poznań					X
MERKURY Poznań				X	

* until 30/03/2001

Share of „Orbis", S.A. in local markets, measured in number of rooms available in comparable hotels, in the last two years:

Local market	2000	2001
Warszawa	48 %	46 %
Wrocław	53 %	41 %
Gdańsk-Sopot-Gdynia	75 %	71 %
Kraków	51 %	44 %
Poznań	64 %	66 %
Katowice	88 %	53 %
Szczecin	36 %	35 %

Income of the Company's hotel activity originates from sale of: accommodations, food and beverage services, telecommunication services, rental of space, sales of hotel shops and minibars. The main activity of hotels, which determines their results, is sale of accommodation, food and beverage services.

c) PBP „Orbis" Sp. z o.o. Group – subsidiary company

The Group includes: PBP „Orbis" Sp. z o.o. – the dominant company and CB International Sp. z o.o. – the associated company.

PBP „Orbis" Sp. z o.o., known under the name „Orbis Travel", uses the trademark of Orbis under the license contract concluded with "Orbis" S.A.

The company is engaged in the following activity:

- Domestic tourist services, including organization and sale of: summer and winter holidays for children and adults, sight-seeing tours, weekend stays, operation of fairs and conferences, intermediation in hotel reservation – for individual and institutional clients;
- Foreign outgoing tourist services, including tour-operations (catalogue offer), operation of business trips, realization of individual and group orders and sale of present catalogue product (TUI, Interhome, Neckermann, VING, Club Med.);
- Foreign incoming tourist services, including realization of non-catalogue orders of any group or individual travels to Poland;
- Operation of congresses, reunions, conferences and seminars;
- Traveler services, including reservation of locations, sale of travelling documents of domestic and foreign airway, railway, ferry and bus carriers - on the basis of agency;
- Transport, including organization of bus transport and rental of buses and cars;
- Other activities, including: sub-rental of premises, sale of insurance and other services, payments of licensed branches.

The domestic network of production and sale of PBP "Orbis" includes: 26 own units that prepare their own balance-sheets, including a specialized unit Foreign Tourism Office, 26 operational branches located in major Polish cities and 64 licensed units throughout the country.

CB International Sp. z o.o., an associated company of PBO "Orbis", is a specialized unit, concentrated on incoming tourist traffic to Poland from Israel. Its activity covers two segments of the Israeli market: youth trips - on the basis of the agreement with the Israeli Ministry of Education (Survivors' March) and package tours to the country of ancestors and/or places commemorating the suffering endured by the Jewish community.

The activity of CB International, measured by the level of income, follows a two-year cycle: March of the Living is organized every two years. As it is attended by many persons (about 2000), it has substantial impact on the company's income. The last march took place in 2000 and the next one will be organized in April 2002.

d) ORBIS Transport Sp. z o.o. – subsidiary company

The company is a specialized unit that functions on the market of passenger transport and vehicle rental. Its business includes:

- Bus transport on regular routes (25 routes to 10 countries), operated under *pool* agreements with local carriers;
- Domestic ad-hoc transport;
- Rental of passenger cars within the framework of license granted by *Hertz Rent a Car,*
- Leasing of passenger cars within the framework of license granted by *Hertz Leasing,*
- Organization of foreign sight-seeing tours (catalogue offer),
- Ancillary activity, including: services, operation of parking lots, resale of vehicles and spare parts.

The company has 9 branches of car rental in Warsaw (2) and throughout Poland. The foreign network of sale of tickets for regular routes is based on a contract.

The logistic base is not owned by the company; the economic activity is run on the basis of items that are leased, mainly from the dominant company "Orbis" S.A.

The company uses trademark of Orbis under a license contract concluded with "Orbis" S.A.

e) ORBIS CASINO Sp. z o.o. – associated company

The main activity of the company consists in organization and operation of games of chance and ancillary activities, such as provision of food, beverage and entertainment.

In the financial year 2001, the company operated 14 gaming centers, including:

- 11cassinos, 10 of which were located in hotels of „Orbis", S.A. in Warszawa, Sopot, Szczecin, Kraków, Katowice, Zakopane, Lublin, Gdańsk and Poznań, on the basis of rental of space,
- 3 arcade games salons, located in rooms rented in hotels of „Orbis" S.A. in Warszawa, Płock and Łódź.

2. Susceptibility of the Group to external factors

The characteristics of the markets on which the Group's companies operate and strict connection of the domestic market with foreign markets render the demand for services offered by the Group conditional on **macroeconomic trends**. Substantial weakening of the dynamics of growth of GDP in Poland (according to preliminary estimates by the Main Statistical Office – a decline to 1.1%) and not too optimistic prognoses for 2002 – resulting in deterioration of public finance and condition of enterprises, increase of unemployment and decline of buying force of Polish consumers – lead to a significant decline of domestic demand for services, especially in the sphere of hotel services and tourism. Priority foreign markets of the Group - the European Union and US – are also in declining trends, strengthened by the outcome of terrorist attack on World Trade Center in New York. Such phenomena to a large extent account for: decrease of travels to Poland by 27.3% compared with 2000 and decrease of travels of Poles abroad by 6.3%.

The continued **appreciation of zloty** in relation to main clearing currencies, US$ and EURO, exerted negative impact on zloty-based export of the Group's services (hotel services and foreign incoming tourist services), important for total income of "Orbis" S.A. and PBP "Orbis" Sp. z o.o., and lowered competitiveness of the offer of domestic holidays compared with the offer of foreign outgoing trips, but constituted a factor that facilitated the increase of sales of travels abroad. As prices of car rental by ORBIS Transport Sp. z o.o. were based on **DEM exchange rate** in a situation of decline of that rate in 2001, income of the company on that activity decreased.

The factor of **competition** in supply and prices can be felt most strongly on the markets of hotels and travel agents. Expansion of renown foreign operators (Starwood Hotels&Resorts Worldwide Inc., Radisson, Best Western, Hyatt, Mariott, Bass Hotels&Resotrs ...) and private investors on local business and tourist markets that are priority for "Orbis" S.A. leads to decrease of the Company's share in such markets. The continued increase of supply of hotel places, combined with decreasing demand, forces more flexible pricing policy of Orbis Hotels and entails a decrease of resultant average price (ADR).

In spite of proliferation of Polish and foreign firms on the Polish market of travel agents, in general PBP "Orbis" can compete with them efficiently thanks to its brand, availability of product and complexity of service. However, the phenomenon of proliferation of offers can be to various extents felt in particular segments of the company's activity, which: in foreign tourism encounters not loyal price competition of foreign operators (exemption from VAT in Poland), in foreign incoming tourism it has to cope with the increasing phenomenon of aiming at direct co-operation with service providers and in domestic tourism it approaches the barrier of profitability of business because of common availability of products that are more and more often offered directly by producers.

3. Financial results

a) „Orbis", S.A. – dominant company

PLN 000	2000	2001	01 / 00 %
Net financial result	84 807	50 978	60.11
Total revenue	822 696	743 023	90.31
Total costs	701 348	672 034	95.82
Investments	254 631	132 953	55.21
Average annual employment – positions	8 382	7 594	90.59

Financial result: net financial result of 2001 is lower than the result of the past year by 39.89%, which results from the level of revenue and costs presented below.
Detailed analysis of financial result indicates lowering of gross operational proceeds (GOP) from the past year by PLN 40,478 thousand, i.e. 22%, which resulted from the fact that operational revenues (12.4%) declined faster than operational costs (12%).
The result after fixed charges (PLN 48.6 million) is lower by 53.3% than the result of the previous period. The reason for that was mainly the increase of charges by 18.2% and the increase of fixed costs (increase of amortization of fixed assets and intangible assets by 13.3% following modernization of hotels, increase of fiscal burdens by 28.2% following VAT changes, increase of land tax, land lease fee and real property tax and increase of other permanent costs by 110% following creation of reserves for the fee for perpetual usufruct of land, as well as issues resulting from the inspection by the financial office with regard to VAT).
As a result of changes in other revenues and operational costs – the profit on operational activity (PLN 46.4) decreased by 54.9%.
Gross profit (PLN 71.2 million), smaller by 41.4% in comparison with 2000, resulted from realization of profit on operational activity and beneficial balance of financial operations, mainly stemming from sale of shares in Królewska Sp. z o.o. and closing of winding-up of Polorbis Travel Ltd in London.
Total revenues: were reduced in comparison with 2000 by 9.69%; while net sales revenues, which accounted for 91.7% of total revenues (2000 – 94.6%), decreased by PLN 96,746 thousand, i.e. by 12.4%, with simultaneous increase of operational revenues (4.01% of total revenues) by PLN 10,340 thousand, i.e. by 53.1%, and increase of financial revenues by PLN 6,733 thousand, i.e. 26.9%. Other operational revenues consisted of: fees collected for use of trademarks (PLN 2.7 million), revenues from sale of fixed assets (PLN 8.8 million, including PLN 6.9 from sale of right to perpetual usufruct of parcel without buildings adjacent to MERCURE POZNAŃ hotel) and other revenues (PLN 18.2 million), the biggest of which was dissolution of a reserve for financial liabilities for employees. The level of financial revenues of PLN 31,704 thousand derived in 2001 was determined especially by: sale of shares in Królewska Sp. z o.o. (PLN 15,301 thousand), realization of dividend from shares in Orbis Casino Sp. z o.o. for years 1999 and 2000 (PLN 1,700 thousand), increase of positive exchange rate differences by PLN 1,273 thousand, increase of income from sale of securities by PLN 374 thousand (mainly due to closing of winding-up of London company) and decrease by PLN 12,103 thousand of revenues derived by managers of assets of "Orbis" S.A. (mainly caused by withdrawal of such assets for the purpose of obtaining funds to finance investments).

Total costs: compared with 2000, total costs decreased by PLN 29,314 thousand, i.e. by 4.18%. The decrease of costs of sale of products, goods and materials, which constituted 74.9% of total costs (76.6% in 2000), reached 6.34% and the decrease of costs of sale and overheads (19.28% of total costs) – 9.34%, while other operational costs (4.76% of total costs) increased by 121.78% and financial costs (1.06% of total costs) increased by 8%.
The biggest part of other operational costs (PLN 32 in 2001 and PLN 14.4 million in 2000) were other costs (PLN 29.8 million), which included especially: costs of restructuring of employment (PLN 14.2 million) and reserves for taxes and liabilities to employees. The increase of financial costs up to PLN 7,136 thousand (in 2000: PLN 6,607 thousand) consisted mainly of: increase of negative exchange rate differences by PLN 683,500, increase of accrued and paid interest by PLN 59.4 thousand and decrease of other financial costs by PLN 213.8 thousand.

Investment outlays: compared with 2000, investment outlays (modernization and purchases of fixed assets) were reduced by 44.79%, mainly due to adjustment of the program to financial possibilities of the Company, restricted by economic trends and their impact on results of "Orbis" S.A. Funds were spent mainly on: constructing and equipping the recreation center *Resort&Spa* in MRONGOVIA hotel (PLN 13,967,800), constructing and equipping the new wing of NOVOTEL OKĘCIE AIRPORT in Warsaw (PLN 22,424,800), 1st stage of modernization of residential part of MERCURE POZNAŃ hotel (PLN 28,230,600) and modernization of 135 rooms with halls and technical stories at NOVOTEL CENTRUM POZNAŃ (PLN 10,258,800).

Employment: employment in terms of full-time jobs decreased by 9.41% compared with 2000, which stemmed from realization of the adopted program of rationalization of employment as one of adjustment activities of the Company that are necessary for coping with market recession and increased competition, aimed at improvement of the relation of operational revenues and personnel costs. Employment was reduced by 934 persons (1253 dismissed and 319 hired). Strong trend of decline of operational revenues enforced acceleration of the program: instead of 330 jobs, 670 were liquidated, which resulted in surpassing the planned costs of rationalization of employment (severance pays and damages) by 113%.
The rationalization of employment lead to reduction of the employment ratio per 1 available hotel room from 0.85 to 0.71 and reduction of total personnel costs by 12.1%.
Substantial reduction of employment is connected with a necessity of partial compensation through *outsourcing*, the costs of which in the reported period (PLN 20,827,900) increased by 15.98% compared with 2000.

b) PBP „Orbis" Sp. z o.o. Group – subsidiary company

PLN 000	2000		2001		01 / 00 %	
	PBP	*Group*	PBP	*Group*	PBP	*Group*
Net financial result	1 207.1	*2 213.9*	2.7	*(240,9)*	0.22	
Total revenue	252 131.0	*251 792.3*	204 281.4	*203 743.4*	81.02	*80.9*
Total costs	251 114.7	*249 924.2*	203 908.4	*203 908.3*	81.20	*81.58*
Investments	2 161.3	*2 161.3*	1 520.6	*1 520.6*	70.35	*70.35*
Average annual employment – positions	747		683		91.43	

Financial result: fall of the result of PBP "Orbis" Sp. z o.o. practically to zero resulted from decline of revenues after 8 months caused by unfavorable external factors, both domestic and foreign (*vide* section 2), deepened by bankruptcy of Swissair and Sabena airlines, for which Orbis Travel was one of the main agents on the Polish market. Net loss of the Group included: net profit of the dominant company (PLN 2,700) corrected *in plus* by profit from shares in the associated company (PLN 294,200) and *in minus* by dividend received from the associated company (PLN 528,300), as well as PBP Orbis' share in assets of the wound-up associated company Polskie Biuro Podróży S.A. (PLN 9,700)

Total revenues: Orbis Travel derives 89.15% of its total revenues from its main activity (PLN 182,112,700), 50% of which is classified as revenues from export. The biggest share in those revenues results from: foreign incoming tourist services (35%), foreign outgoing tourist services (34.66%) and domestic tourist services (15.54%).

Total costs: the rate of decrease of total costs corresponds to the dynamics of decrease of revenues. It is noteworthy that overheads decreased by PLN 1,330 thousand.

Investment outlays: The level of investment outlays in the financial year (PLN 1,520,600) was adjusted to the negative trend on the market and was lower than the planned level by 61.23% (PLN 3,926,500). The following items were financed: software and hardware of IT systems (PLN 729,700), purchase of transport fleet (PLN 344,900), purchase of real properties for transport base in Wrocław (PLN 245 thousand) and modernization with equipping of operational premises (PLN 211 thousand).

Employment: decrease of employment (64 positions) stemmed from the program of rationalization, which constituted one of elements of "Anti-crisis Program for 2001-2002", the implementation of which started in 4th quarter of 2001.

c) ORBIS Transport Sp. z o.o. – subsidiary company

PLN 000	2000	2001	01 / 00 %
Net financial result	889.0	1 306.7	146.98
Total revenue	80 291.8	84 970.4	105.83
Total costs	78 282.1	83 003.9	106.03
Investments	26 669.0	26 328.6	98.72
Average annual employment – persons	249	228	91.56

Financial result: spectacular improvement of financial result originated from non-economic activity of the company and stemmed from increase of gross profit (PLN 2,338,700) by surplus of extraordinary profits (PLN 4,039,300) from damages disbursed by insurance companies over extraordinary losses (PLN 3.667,100) that included costs of repairs of cars after accidents and redeemed value of stolen vehicles. From 1996 to 2000 the Company took advantage of investment relief in its income tax.

Total revenues: operational revenues (PLN 67,049 thousand) in 2001 accounted for 78.9% of total revenues and were lower by 1.3% than in the past year. Especially painful was the loss of revenues (PLN 3,400 thousand) generated by unplanned strengthening of zloty. The main operational revenues were derived from: international bus lines (39.3%), short-term rental of cars (24.8%) and long-term lease of vehicles (23.8%). Other operational revenues in 2001 (PLN 13,984,200) constituted 16.45% of total revenues. They originated mainly from sale of outdated vehicle fleet and were higher than the level in the past year by 23.18%. Financial revenues (PLN 3,937,200) constituted 4.63% of total revenues and were almost threefold higher than in the past year (positive exchange rate differences).

Total costs: costs of operational activity (PLN 66,677,300) in 2001 constituted 78.47% of total costs and were higher by 2.08% than in the past year. Other operational costs (PLN 11,198,200) exceeded the level from the past year by 24.75% mainly due to increase of the reserve for receivables and VAT correction for past years. Financial costs (PLN 5,128,400) compared with the past year increased by 26.56% mainly because of increase of interest payable by PLN 1,645 thousand.

Investment outlays: investment outlays were practically unchanged (decrease by 1.28%) if compared with 2000. They were used to finance purchase of vehicles and parking systems.

Employment: decrease of employment by 21 persons, mainly in the group of drivers, was one of elements of planned rationalization activities aimed at reduction of costs.

d) ORBIS CASINO Sp. z o.o. – associated company

PLN 000	2000	2001	01 / 00 %
Net financial result	4 346	1 359	31.27
Total revenue	260 674	287 927	110.45
Total costs	254 435	285 739	112.30
Investments	3 236.1	7 664.8	236.85
Employment on the balance-sheet date – positions	577	636	110.22

Financial result: deterioration of the result (by 68.73%) compared with 2000 was caused by decrease of operational result by over PLN 3,310 thousand, i.e. by 56.85%, with simultaneous decrease of financial revenues by 22.19% (PLN 156 thousand, including: absence of dividend from 2000 at PLN 128 thousand from shares in "Bingo Centrum" Sp. z o.o.) and increase of financial costs (PLN 584 thousand) by 202.7%.

Total revenues: net revenues from sale of products, goods and materials (PLN 286,487 thousand), higher by 10.2% than in the past year, determined the level of total revenues (constituting 99.7% in 2000 and 99.5% in 2001), and were recorded together with disbursements of prizes. Revenues from sale, excluding prizes, amounted to PLN 73,755,900 and were higher by 5.15% than in 2000. The structure of sales was changed: the share of games with personnel (55.16% in 2001 and 59.64% in 2000) decreased to the benefit of automated games (40.31% in 2001 and 37.43% in 2000).

Total costs: total costs in 2001 compared with 2000 increased by PLN 31,300, i.e. by 12.3%, which resulted from: increase of costs of operational activity, measured together with disbursed prizes, by PLN 30,720 thousand (12.08%) and increase of financial costs by PLN 584 thousand (202.7%). Costs of operational activity – reduced by disbursed prizes (PLN 213,624 thousand), games tax (PLN 31,904 thousand) and amortization and accruals (PLN 2,705 thousand) – amounted to PLN 36,634 thousand and were higher by 3.7% than in the past year. The biggest items of costs of operational activity, corrected as above, were: costs of labor (salaries + benefits) at PLN 19,717 thousand, rents at PLN 5,345 thousand and costs of external services at PLN 4,089 thousand.

Investment outlays: the increase of investment outlays in 2001 by 136.85% compared wit the past year stemmed from launching of 2 new games centers: in Warsaw and Łódź. The outlays were used to finance: modernization of rooms in casinos of "Grand" Hotel in Warsaw and Łódź Business Center and purchase of games machines, games tables and video equipment.

Employment: the level of employment increased by 8.61% and reached 643 persons, in spite of employment of 139 persons in newly opened casinos. In terms of full-time jobs, the level of employment amounted to 636 positions and increased by 10.22%.

4. Important events

a) „Orbis", S.A. – dominant company

1. Continuation of the program of employment restructuring, which lead to decrease of average employment, in terms of full-time jobs, from 8,383 in the end of 2002 to 7,594 in the end of 2001. Liquidation of 760 positions resulted in disbursement of severance pays and damages, in accordance with applicable social package, totaling to PLN 14.2 million.
2. Closing the process of affiliation of 13 hotels to brands of Accor: *Sofitel* and *Mercure*, which together with *Novotels* resulted in affiliation of 18 hotels to Accor.
3. Strengthening of the system of sales and reservation by means of: creation of own structure to serve corporate clients named Central Sales Office, operating four Regional Offices (Warszawa, Poznań, Katowice, Gdańsk) and contracting business traffic and MICE segment (Meetings, Incentive, Conferences, Events), launch of reservation module in Infoline 0-801-606-606 for individual clients (time for confirmation of reservation: 2 hours) and inclusion of 13 affiliated hotels to the world reservation system AccorRes, whose clients are mainly travel agents and international consortia.
4. Modernization and provision of 591 residential units and completion of construction of: new wing of NOVOTEL OKĘCIE AIRPORT in Warsaw and modern recreation center Resort & Spa at Mrongovia hotel in Mrągowo.

b) PBP „Orbis", Sp. z o.o. Group – subsidiary company

1. The company bought back 1,219 shares in its equity for the purpose of redemption and paid for them with clear profit. The resolution of shareholders was adopted on 28/12/2001 and registered in KRS on 20/02/2002. Declared capital was not changed by that operation. The share in main capital and in total number of votes at the Assembly of Shareholders not participating in redemption increased (also of the dominant company "Orbis" S.A.) by 70.4% (from 69,88%).
2. In February 2001, winding-up of subsidiary company Polskie Biuro Podróży S.A. was closed. The wound-up company was deleted from the National Court Register on 2/01/2002. That company run the business of touroperating in foreign outgoing tourist services.
3. In February 2002, winding-up of the company's branch in Świnoujście (which prepared its own balance-sheet) was completed.

c) ORBIS Transport Sp. z o.o. – subsidiary company

1. Increase of the value of shares held in Capital Parking Sp. z o.o. (associated company) by PLN 80 thousand and updating write-off caused by permanent loss of their value.
2. Registration (15/01/2001) of increase of the declared capital by PLN 7,214,800.
3. The company bought back 3,511 shares in its equity for the purpose of redemption and paid for them with profit accumulated on the supplementary fund, spending PLN 873,700. That operation did not reduce the declared capital. No resolution of shareholders on redemption was adopted by the day of this report.

d) ORBIS CASINO Sp. z o.o. – associated company

1. Launching 2 new gaming centers: Cassino in „Grand" Orbis hotel in Warszawa and Cassino in Łódź Business Center,
2. Liquidation of Cassino in Orbis „Giewont" Hotel in Zakopane (31/10/2001),
3. Disbursement of dividend to shareholders for years 1999-2000 totaling to gross PLN 6 million.

IV. Assets and liabilities

1. Assets

a) „Orbis" S.A.

The balance-sheet sum of assets and liabilities as of December 31, 2001 amounted to PLN 1,291,770 thousand and exceeded the balance-sheet sum of 2000 by 2.8%.

PLN thousand	2000	2001	01 / 00 %
Fixed assets	1 094 426	1 157 948	105.8
Working assets	151 477	124 036	81.9
Prepayments and accrued income	11 199	9 786	87.4
ASSETS	**1 257 102**	**1 291 770**	**102.8**

Fixed assets: was the dominant item of assets (89.6% in 2001). Its increase by 5.8% resulted from changes in tangible and financial assets. The increase of tangible assets (6.3%) stemmed from modernization of hotel premises. The increase of financial assets (5.4%) was the outcome of the following activities: registration of Globis Wrocław Sp. z o.o., payment for shares in the increased capital of Globis Poznań Sp. z o.o. (PLN 1,500 thousand) and ORBIS Transport Sp. z o.o. PLN (7,183 thousand), sale of shares in Królewska Sp. z o.o. and shares in Hotel SANA CRS S.A., redemption of shares in Fabryka Maszyn "Kowary" S.A. following closing of bankruptcy of that company and extension of a subordinated loan of Globis Poznań Sp. z o.o.

Working assets: decreased by 18.1% compared with 2000 and their share in total assets of the Company declined to 9.6% (in 2000: 12%), which resulted mainly from: decrease by of short-term liabilities 28.5% and decrease of reserves by 19.3%. At the same time, cash increased by 37.7% and its share in working assets increased by 61%. Tradable securities held by the Company were sold and proceeds from that transaction were used to finance modernization of hotels.

Prepayments and accrued income: decreased from the level of 2000 by 12.6%. That category of assets included: deferred income at PLN 3,896 thousand, not cleared VAT at PLN 1,639 thousand (to be cleared in the next reported period) and expenses cleared over a certain period (expenses from past years for repairs of hotels and first facilities in low-price assets of newly built hotels, payments for insurance of property and civil liabilities insurance).

b) PBP „Orbis" Sp. z o.o. Group

PLN thousand	2000		2001		01 / 00 %	
	PBP	*Group*	PBP	*Group*	PBP	*Group*
Fixed assets	24 646	*20 375*	21 320	*21 807*	86.50	*107.02*
Working assets	27 415	*27 425*	27 559	*27 559*	100.52	*100.49*
Prepayments and accrued income	1 166	*2 563*	1 107	*1 107*	94.93	*43.19*
ASSETS	53 227	*50 363*	49 986	*50 473*	93.91	*100.22*

The increase of assets of the Group in 2001 by PLN 110 thousand, i.e. by 0.22% compared with the past year, was the outcome of the following changes:

Fixed assets: increase of fixed assets of the Group, including items indicated in the financial statement of the dominant company (after correction of financial fixed assets of PBP "Orbis" at PLN 486,545 thousand *in plus* related to the value of shares in CB International) amounted to PLN 1,432 thousand (7.02%) in 2001 and its share in assets increased from 40.5% to 43.2% compared with the past year. That increase resulted mainly from: increase of intangible assets (PLN 3,592 thousand), mainly because of including in the consolidated report, after closing of winding-up of subsidiary company PBP S.A., of the acquired value of organized part of that company (activity of touroperating at ztw) and financial fixed assets caused by retrieval of value of shares held in ORBIS Co Nowy Jork and decrease of value of material fixed assets (PLN 2 152 thousand) resulting mainly from sale of means of transport.

Working assets: were practically unchanged (increase by PLN 134.8 thousand, i.e. by 0.49%) and their share in total assets of the Group in 2001 amounted to 54.6% (compared with 54.45% in the past year) and corresponded to working assets of the dominant company. Decreases of: reserves by PLN 815.6 thousand (decline of sale of New Year's Eve and January offers), receivables and claims by PLN 753.7 thousand (works, services and supplies) and cash by PLN 360.2 thousand - were balanced by increase of tradable debt securities by PLN 5,064.2 thousand. The amount of receivables due for taxes, grants and social insurance (PLN 2,043 thousand) included mainly over-payment of natural persons income tax (PLN 1,495 thousand) and VAT. Other receivables (PLN 1,091.6 thousand) included mainly: prepayments for business trips and loans from the company's social benefits fund.

Prepayments and accrued income: in 2001 that item decreased in the Group by PLN 1,456.4 thousand, i.e. by 56.8% compared with 2000. That level corresponded to the level indicated in the financial statement of the dominant company PBP "Orbis" and included: deferred expenditure at PLN 675 thousand (in 2000 PLN 788 thousand) and other prepayments and accrued income at PLN 432 thousand (in 2000 PLN 1,776 thousand), including: assets for income tax at PLN 432 thousand (in 2000 PLN 1,656 thousand). The increase of "assets for income tax" resulted mainly from the fact that the wound-up subsidiary company PBP S.A. was not consolidated (PLN 1,397 thousand).

c) ORBIS Transport Sp. z o.o.

PLN thousand	2000	2001	01 / 00 %
Fixed assets	40 549	42 988	106.01
Working assets	16 175	18 493	114.33
Prepayments and accrued income	286	341	119.23
ASSETS	**57 010**	**61 822**	**108.44**

The increase of assets in 2001 by PLN 4,812 thousand, i.e. by 8.4%, compared with the past year, was the outcome of the following changes:

Fixed assets: were the dominant item of assets (69.5% in 2001 and 71.1% in 2000). Their increase by PLN 2,439 thousand, i.e. by 6%, was the outcome of the following:

- decrease of: intangible assets by PLN 82 thousand (26.3%), caused by introduction of new software and liquidation of expired licenses for international transport, and financial assets by PLN 20 thousand (83.6%), caused by loss of value of shares acquired in Capital Parking Sp. z o.o. (negative equity);
- increase of tangible assets by PLN 2,541 thousand, i.e. 6.3%, especially: the value of means of transport by PLN 1,012 thousand and investments in progress by PLN

1,119 thousand, including: construction and assembly works, purchase of fixed assets requiring assembly and purchase of cars that were not registered by the end of the reported period.

Working assets: increased by PLN 2,318 thousand, i.e. 14.33%, mainly because of:

- increases: of tradable securities by PLN 873.7 thousand, following the company's repurchase of its own securities for the purpose of redemption, and of cash by PLN 1,601 thousand and
- decrease of reserve by PLN 295 thousand, i.e. 29.8%.

Prepayments and accrued income: that item decreased by PLN 55 thousand, i.e. 19.2%. The level of deferred expenditure, including costs of repair re-invoiced in the following year, property insurance and press subscription increased by PLN 168 thousand, while other prepayments and accrued income, i.e. activated legal persons income tax, decreased by PLN 113 thousand, i.e. 41.2%.

a) ORBIS Casino Sp. z o.o.

PLN thousand	2000	2001	01 / 00 %
Fixed assets	8 468	13 750	162.37
Working assets	5 735	4 255	74.54
Prepayments and accrued income	1 096	672	61.31
ASSETS	**15 299**	**18 677**	**122.08**

The increase of assets in 2001 by PLN 3,378 thousand, i.e. by 22.08% compared with the past year, was the outcome of the following changes:

Fixed assets: was the dominant item of assets (73.6% in 2001, 55.4% in 2000). Its increase by 62.4% was caused by changes in tangible assets (increase by PLN 5,267 thousand, i.e. 73.3%), mainly due to modernization of newly opened gaming centers and purchases of facilities, and changes in intangible assets (increase by PLN 15 thousand). Financial assets (shares in Bingo Centrum Sp. z o.o.) were not changed.

Working assets: decrease of assets by PLN 1,480 thousand, i.e. 25.8%, stemmed from: decrease of reserves (PLN 272 thousand), decrease of cash (PLN 1,539 thousand) and increase of short-term receivables (PLN 331 thousand).

Prepayments and accrued income: that item decreased by PLN 424 thousand, i.e. 38.7%

2. Liabilities

a) „Orbis" S.A.

PLN thousand	2000	2001	01 / 00 %
Equity	1 048 547	1 098 900	104.8
Reserves	57 303	49 702	86.7
Liabilities and special funds	122 488	106 962	87.3
Accruals and deferred income	28 764	36 206	125.9
LIABILITIES	**1 257 102**	**1 291 770**	**102.8**

In the end of the reported period the following changes were noted compared with 2000:

Equity: increase by 4.8% resulted from retaining of the financial result of 2000 in supplementary capital. The share of equity in the balance-sheet sum amounted to 85% in the end of 2001. Base capital was not changed (PLN 92,154 thousand) and amounted to 7.3% of total liabilities in the beginning and 7.1% in the end of 2001. Other capital (supplementary and reserve) amounted to 69.3% of total liabilities in the beginning and 74% in the end of the year. Share of net profit in equity decreased from 8% in the beginning to 4.6% in the end of 2001.

Reserves: following a correction of liabilities to personnel on account of severance pays and jubilee awards, reserves decreased by 13.3%.

Liabilities: decrease of liabilities by 12.7% resulted from: decrease of long-term liabilities (repayment of loans taken from CFTiW in previous years) and decrease of short-term liabilities (reduction of modernization program). The share of long-term liabilities in total liabilities of the Company decreased in the end of the reported period to 15.4% (21.8% in its beginning), because of payments of successive loan installments and deferral of the consortium loan to 2002. The share of short-term liabilities increased to 84.6% from 78% in the beginning of the reported period, in spite of decrease of their volume by PLN 5,257 thousand.

Accruals and deferred income: that item, which increased by 25.9%, consisted of the following accrued liabilities: possible additional costs connected with termination of lease contracts with Warimpex AG, payments to employees of the Company on account of not taken leaves, as well as not invoiced costs of operational activity (power, telecommunication, participation in hotel systems, prepayments for future hotel services subject to VAT).

b) PBP „Orbis" Sp. z o.o. Group

PLN thousand	2000		2001		01 / 00 %	
	PBP	*Group*	PBP	*Group*	PBP	*Group*
Equity	24 646	*21 750*	24 465	*24 952*	99.26	*114.72*
Reserves	617	*617*	432	*432*	70.01	*70.01*
Liabilities and special funds	22 704	*22 704*	19 904	*19 904*	87.66	*87.66*
Accruals and deferred income	5 260	*5 260*	5 185	*5 185*	98.57	*98.57*
LIABILITIES	**53 227**	***50 364***	**49 986**	***50 473***	**93.91**	***100.22***

The increase of the balance-sheet sum of the Group by PLN 110 thousand (22%) in 2001 compared with the past year stemmed from the following changes in its liabilities:

Equity: increased by PLN 3,169 thousand (14.7%) mainly due to financial results of purchase of organized enterprise of a subsidiary company of PBP S.A. after closing of its winding-up, not consolidated in 2001 (undistributed loss from previous years amounted to PLN 3,902 thousand in 2001). Base capital of the dominant company was not changed and amounted to PLN 15,453.9 thousand (voluntary redemption of 1,219 shares from clear profit, without decrease of declared capital) corresponded to capital of the Group. The share of equity in liabilities of the Group amounted to 49.3% and increased by 6.1% compared with 2000. The reserve capital of the Group corresponded to capital of PBP "Orbis" Sp. z o.o. and increased by PLN 1,090 thousand (16.3%) because of writing-off in 2000. Supplementary capital from revaluation decreased by PLN 66 thousand (23.6%). Undistributed result from previous years (PLN 730 thousand) resulting from exclusion of wound-up subsidiary company PBP S.A. from consolidation, did not cover undistributed loss of that company (PLN 4,161 thousand). Net financial result (loss of PLN 241 thousand) consisted of: loss of dominant company after consolidation corrections (PLN 535 thousand) and profit of subsidiary company (PLN 294 thousand).

Reserves: decreased by PLN 184 thousand (29.8%) and included reserves of dominant company created for: jubilee awards (PLM 414 thousand) and severance pays (PLN 18 thousand).

Liabilities: decreased by PLN 2,800 thousand (12.33%) and included liabilities of dominant company. Long-term liabilities decreased by PLN 2,437 thousand (40.1%) and included: credit liabilities (PLN 3.532) and real property liabilities (PLN 111 thousand). Short-term liabilities decreased by PLN 363 thousand (2.2%) and its main item were liabilities for supplies, works and services (PLN 9,759 thousand, i.e. 63.2% of total short-term liabilities). Special funds amounted to PLN 840 thousand.

Accruals and deferred income: that item decreased by PLN 75 thousand (1.4%) and included the following accrued liabilities and deferred income of dominant company:

- accrued liabilities: not invoiced service (PLN 259 thousand), financial costs (PLN 1 thousand) and other accrued liabilities (PLN 10 thousand);
- deferred income: prepayments for not realized events (PLN 4,541 thousand), not realized exchange rate differences (PLN 342 thousand) and others (PLN 32 thousand).

a) ORBIS Transport Sp. z o.o.

PLN thousand	2000	2001	01 / 00 %
Equity	17 953	26 474	147.46
Reserves	359	215	59.88
Liabilities and special funds	37 101	33 435	90.12
Accruals and deferred income	1 597	1 698	106.32
LIABILITIES	**57 010**	**61 822**	**108.44**

Increase of liabilities compared with 2000 by PLN 4,812 thousand, i.e. 8.44%, was the outcome of the following:

Equity: increased by PLN 8,521 thousand (47.5%), as a result of: increase of base capital by PLN 7,214.8 thousand (100%), increase of supplementary capital by PLN 1,041.3 thousand due to writing-off from profit (PLN 889 thousand), recording of differences from updating of price of sold fixed assets (PLN 152.3 thousand), realization of net profit in 2001 on a level higher by PLN 417.6 than in the past year and decrease of reserve capital from updating of evaluation (PLN 152.3 thousand). Share of equity in liabilities of the company increased from 31.5% in 2000 to 42.8% in 2001.

Reserves: decrease of reserves by PLN 144 thousand (40.1%), corresponding to deferred income tax, stemmed mainly from decrease of value of not amortized investment relief to PLN 759.9 thousand.

Liabilities: decreased by PLN 3,666 thousand (9.88%), mainly as a result of:

- increase of long-term liabilities by PLN 28,077.2 thousand, which corresponded to the amount of used credit taken in 2001 at PLN 40 million;
- decrease of short-term liabilities by PLN 31,692 thousand, including: bank credits by PLN 24,837 thousand (repayment with funds from the new long-term credit) and other short-term liabilities by PLN 7,211 thousand.

Accruals and deferred income: increased by PLN 101 thousand (8.4%), as a result of: increase of accrued costs by PLN 301 thousand (reserves for vacation benefits and jubilee awards of employees) and decrease of deferred income by PLN 199 thousand (positive exchange rate differences from the balance-sheet evaluation of accounts, revenues from sale of bus tickets, revenues form financial leasing fees).

d) ORBIS Casino Sp. z o.o.

PLN thousand	2000	2001	01 / 00 %
Equity	11 941	7 300	61.13
Reserves	0	0	0
Liabilities and special funds	3 358	11 368	338.53
Accruals and deferred income	0	9	
LIABILITIES	**15 299**	**18 677**	**122.07**

Increase of liabilities of the company compared with 2000 by PLN 3,378 thousand, i.e. 22.07%, was the outcome of the following:

Equity: decreased by PLN 4,461 thousand, i.e. 38.8%, as a result of: disbursement of dividend for years 1999-2000 (PLN 6 million) and realization of net profit at PLN 1,359 thousand. Base capital was not changed and amounted to PLN 2,592. Increase of supplementary capital by PLN 776 thousand, i.e. 37.6%, resulted from increase of: revaluation of fixed assets liquidated and sold (PLN 75 thousand) and supply of profit (PLN 701 thousand).

Reserves: Reserve capital decreased by PLN 75 thousand, i.e. 12.8%, due to liquidation of fixed assets.

Liabilities: increased by PLN 8,010 thousand, i.e. 238.5%. Share of credits (PLN 7,697 thousand) in total liabilities amounted to 67.7%.

Accruals and deferred income: amounted to PLN 9 thousand (in 2000 – zero).

IV. Development activities in 2002

1. Directions in 2002

a) „Orbis", S.A. – dominant company

The Company's strategy anticipates activities in the following spheres:

- Employment and internal regulation of personnel issues: implementation of the program of rationalization of employment will be continued and in 2002 employment will be further reduced by 8.7%. The Social Package will be also negotiated, as it is necessary to: adjust its provisions to amendments in labor law and reduce costs of employment restructuring (which are too high for financial possibilities of the Company);
- Affiliation to brands of Accor: beginning with July 1, 2002, three more hotels will be included in Accor operational systems: FORUM of Warsaw in *Novotel* brand; NEPTUN of Szczecin and HELIOS of Toruń in *Mercure* brand;
- Combination of Polish structures of "Orbis" S.A. with Accor: In 2002, Accor hotels existing in Poland (11 own hotels operated under *Mercure* and *Novotel* brands, 1 hotel managed under *Ibis* brand and 3 constructed hotels under *Ibis*

brand) should be included in the ownership structure of "Orbis" S.A. The form of inclusion is not yet determined.

- Sales system: The system of clearing of commissions payable to foreign travel agents *Pegasus/HCC* that has been functioning for many years will be supplemented by the presently constructed system for clearing of commissions for domestic travel agents. At the same time, works will be continued to launch the reservation center *Call Center,* to become operational in the end of 2002. New, four-language internet service Orbis Hotels should be also launched.
- Modernization, repairs and maintenance: The modernization program for 2002, which is a part of the corrected 5-year Program adopted by the Company in 1998, will include tasks that have already been initiated, the main of which is modernization of FORUM hotel in Warsaw. The program will be financed with PLN 145,559.4 thousand. Expenses of hotels for repair and maintenance will not exceed 2% of value of their gross tangible assets and will be financed with working assets of hotel branches.

b) PBP „Orbis" Sp. z o.o. Group – subsidiary company

The strategy of PBP "Orbis" S.A. in 2002 anticipates strengthening of position of Orbis Travel on the market of tourist services and increasing of economic potential of the company. That will be achieved by:

- Diversification of the offer of travels abroad based on substitution of the product of Arabic countries with products of Scandinavian and Balkan countries;
- Development of business traffic service operated by *Business Travel Service* i.a. by modification of terms of co-operation with corporate clients;
- Electronic enhancement of systems that are vital for efficiency of the company: finance and accountancy (completion of implementation), company management support, sales and reservation management;
- Increase of efficiency of sales;
- Realization of program of modernization of branches as one of elements of change of image of Orbis Travel.

c) ORBIS Transport Sp. z o.o. – subsidiary company

Activities to stimulate further development of the company include:

- Rationalization of employment of drivers and workshop and storehouse personnel;
- Optimization of management of vehicle fleet through enhancement of ARMADA system;
- Development of the system for reservation and sale of bus tickets VOYAGER;
- Continuation of development of the system for car rental HERTZ;
- Improvement of profitability of international lines through increase of external fleet in services;
- Improvement of profitability of short-term rentals through introduction of passenger cars with cargo permits;
- Increase of number of vehicles in long-term rentals by 30%;
- Activities to optimize costs in other fields of business.

d) ORBIS CASINO Sp. z o.o. – associated company

The adopted strategy anticipates concentration of activities on improvement of the offer. That will be achieved through:

- Modernization of casinos located in Sofitel-Victoria hotel in Warsaw and Novotel Poznań Centrum;

- Change of location of arcade games salon in Łódź.

2. Changes in portfolio of dominant company „Orbis" S.A.

The strategy of development of the Company and the derived rate of return on investments result in the following prognosis of changes in Orbis S.A. Group:

Company	Nature and reason for change	Time horizon
	New commitment	
Centrala Zaopatrzenia, Sp. z o.o. *(working name)*	Founders: „Orbis", S.A. (50%) and ACCOR Polska (50%). Objective: organization of supplies to hotels that will meet standards of particular brands, with use of the scale effect. Company not targeted at deriving profit for shareholders. Preparatory works under way.	2002
	Transfer to strategic portfolio or exit	
Silnowa, Sp. z o.o.	Decision on future of that company and extent of commitment of "Orbis" S.A. will be taken with consideration of: the strategy of "Orbis" S.A. and Accor, the imperative return on investments in modernization of "Mrongovia" hotel and the program with economic calculation of development of PORT Silnowa.	2002
	Sale of minority shares	
AWSA Holland II BV and "Autostrada Wielkopolska" S.A.	Sale of shares in Dutch law company with the block of shares in "Autostrada Wielkopolska" S.A. contributed to that company (*capital premium contribution*) will accelerate realization of deferred financial benefits from that investment – for the purpose of financing of current development program.	2002
PolCard S.A.	The decision to sell the shares, which is substantially positive – since capital does not derive profit, because of profit reinvestments and the necessity do provide additional capital to the company to finance its development requirements – will be taken after analysis of purchase offers prepared at present by Polish and foreign investors for all shareholders of the company.	2002

SIGNATURES
OF ALL MEMBERS OF MANAGEMENT BOARD OF „Orbis" S.A.

....	....
Maciej Olaf Grelowski President	Krzysztof Andrzej Gerula Vice-president
....	....
Andrzej Bobola Szułdrzyński President	Ireneusz Andrzej Węgłowski Vice-president
....	....
Lidia Mlieleszko Member	Yannick Rouvrais Member

Warsaw, April 22, 2002